UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For March 29, 2005

Commission File Number: 001-14534

12-31-04







05049480

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____N/A____

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: 
Jan M. Campbell
Corporate Secretary

Date: March 29, 2005



PRECISION DRILLING CORPORATION
4200, 150 - 6TH AVENUE SW CALGARY, ALBERTA, CANADA T2P 3Y7 T 403 716 4500 F 403 264 0251
www.precisiondrilling.com

Precision Drilling Corporation 2004 Annual Report


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Precision Drilling Corporation 2004 Annual Report

ANNUAL MEETING The Annual and Special Meeting of the Shareholders of Precision Drilling Corporation will be held in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, Canada at 3:00 p.m. (Calgary time) on Tuesday, May 10, 2005.

Shareholders are encouraged to attend and those unable to do so are requested to complete the form of Proxy at their earliest convenience.

Disclosure Regarding Forward-Looking Statements

Certain statements contained in this annual report, including statements which may contain words such as "could", "should", "expect", "estimate", "likely", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements including, but not limited to, statements as to: 2005 expected cash flow from operations, future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy including the 2005 strategy for our business segments; expansion and growth of the Corporation's business and operations, including the Corporation's marketshare and position in the domestic and international drilling markets and demand for the Corporation's products and services; and other such matters.

These statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance and achievements will conform with the Corporation's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including: fluctuations in the price and demand of oil and gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in the well servicing, contract drilling and ancillary oilfield services; political circumstances impeding the progress of work in any of the countries in which the Corporation does business; identifying and acquiring suitable acquisition targets on reasonable terms; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

The world's appetite for energy has never been greater. Whatever the source, energy is at the heart of the world's progression. As companies globalize their operations, energy is the currency that facilitates success. As the world's population grows and developing nations assert their right to a better standard of living through industrialization of their economies, it is again energy that enables this growth. This is part of an evolution that is inevitable. Until an economic and reliable alternative can be found, oil and gas will continue to be the energy standard of choice.

Precision intends to do its part in meeting this increasing demand for energy by creating and utilizing leading technology and employing the best personnel available, in the field, its offices and its research and operating facilities.

The World of PRECISION



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GLOBALIZATION

Our horizons are broadening as globalization gathers pace around the world. Much of the developing world is reaping the benefits of the global market. Technology is making it easier to communicate, live and travel to more remote and distant destinations. Energy and technological innovation feeds globalization by providing the catalyst for developing countries to harvest their potential.

Precision is an energy company, and while we are not the one to own the energy source, we are the one to service the companies that do. Whether they be the enormous integrated multinational, the ever more effective national oil company or the emerging junior just finding their feet, Precision is there to help them in their task.



There are more than six billion people in the world. Over the last ten years, the global population has increased by 14%. This growth challenges countries to improve the standard of living for their people through education and employment opportunities. Companies with global operations are helping to fulfill these needs by training local citizens in each of the countries in which they operate.

Precision has a total workforce of over 12,000, and operates in more than 30 countries worldwide. Over 90% of operations are run by local and regional employees. Precision trains its employees carefully and thoughtfully, while recognizing local cultural values.


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FACTORY
CORPORATION

With the inevitable trend towards globalization and population growth comes industrialization – more cars, more computers, more infrastructure. Operating these cars, powering these computers and managing this infrastructure takes a lot of energy.

Since it was established in 1985, Precision has grown to be the largest oilfield service provider in Canada, and is growing worldwide. The people Precision employs are experts in bringing energy resources from far below the ground to the earth's surface, as well as engineering the tools that make energy development safer, more efficient and cost effective.



There is one thing we can confidently predict – the need for energy is not going to end anytime soon. The current economic reality is that conventional, non-renewable energy is what powers globalization, population and industrialization.

Precision is providing energy services to find and develop increasingly scarce oil and natural gas resources. Precision serves the oil and gas industry through its strong foothold in Contract Drilling, emerging Energy Services and diverse Rental and Production offerings. Precision is ready to help meet the growing global demand for energy.

Report of the Chief Executive Officer

During 2004, Precision delivered improved safety performance, achieved record net earnings and continued with its bold global direction following the successful integration of two major acquisitions.

Economic conditions for the energy industry showed significant improvement in 2004, creating greater demand for the services offered by Precision. Presented with various opportunities, Precision made two unique acquisitions that significantly advanced our strategy to be a global oilfield service provider. We will continue to pursue opportunities to expand our global presence in the future, however, we feel we are well positioned today to participate in, and benefit from, the growing global demand for energy.

The acquisition of GlobalSanteFe's land drilling business and Reeves Oilfield Services Ltd., both in May, dramatically increased the size and scope of Precision. In both cases, we acquired mature companies with longstanding business relationships as well as excellent, knowledgeable people. I am happy to say that, in both cases, almost all of the people in those two organizations have remained with Precision. As a result, we were able to quickly integrate both groups and begin pursuing synergies and opportunities. We entered 2005 with over 12,000 employees with offices and/or operations in over 30 countries.

The US$316.5 million rig acquisition elevated our presence in the international land drilling business significantly, adding 31 land rigs and an extensive fleet of specialized rig transportation equipment to support operations. The rig equipment is extremely high quality and ideally suited to the deeper, more complex subsurface conditions common to certain international drilling environments. What made this acquisition even more attractive to us was the reputation and the experience of the employees. The management and employees associated with the acquired rigs have established the group as a long-term and highly regarded player in the Middle East. The staff is almost fully indigenized as they have made a huge effort to hire and train local people. This is a tremendous asset for Precision going forward as we look to expand our operations internationally.

Our timing with the acquisition has proven to be extremely opportune. Within three months of completing the transaction, pressure on global energy supply combined with geopolitical instability pushed oil prices to unprecedented levels and set off a worldwide increase in international exploration and production spending. Like any transaction of this size and scope, it took time to complete the change in ownership however, the merging of assets and melding of corporate cultures went very smoothly. Despite the increase in scale, the rig utilization percentage for Precision's international fleet for the year remained steady. We anticipate improved utilization during 2005. International drilling activity is also trending towards more and deeper development or exploitation wells – an area where Precision has substantial expertise – as national oil companies begin to tap into known fields to accelerate the timing of production increases. We also see this acquisition as a potential platform for our Energy Services segment to demonstrate its capabilities in the international arena. With the combination of our international rigs and the core competencies within Energy Services, we are uniquely positioned to offer our customers an integrated package of products and services.

Our strategy for the international drilling segment in 2005 will be to leverage our existing asset and knowledge base in deep drilling in order to maximize rig utilization within existing markets where we have a presence. This will likely require some redeployment of assets between countries. With rising demand for our equipment and experienced employees, we also anticipate higher revenue and profit margins in return.

Continuing the 2004 drilling story, Canadian Contract Drilling experienced one of the most active years on record as industry responded to high commodity prices and the dynamics of a maturing North American basin – dynamics that entail a growing export market for Canadian natural gas and oil to the United States. The Western Canadian Sedimentary Basin contains a unique blend of hydrocarbon riches. From conventional light oil and natural gas production to natural gas in coal and oil sands reserves, there is a magical mix of prospects that keep the Canadian oilfield services industry vibrant and growing. The equipment offering to serve this mix is evolving towards the more shallow, short duration wells associated with oil sands and natural gas development, as well as the emerging commercialization of natural gas in coal, or as sometimes called coalbed methane.

Our strategy for the Canadian Contract Drilling segment in 2005 will be to focus on equipment requirements for customer production growth. Our existing fleet of land drilling rigs, service rigs, snubbing units and conventional oilfield camps is representative of roughly 30% of the Canadian industry. This core offering of equipment continues to be a competitive match with conventional customer requirements. We will continue to strengthen our existing equipment offering, and build new equipment to meet niche market efficiencies. Canadian Contract Drilling provides ongoing leadership in safety and environmental stewardship.

Rentals has undergone restructuring to transform its business model into a single entity that provides multiple product lines to drilling, completion and production oilfield activities in western Canada. During 2004, Rentals marginally improved revenue and profitability while honing its product focus on wellsite accommodations, tubulars, well control equipment and surface equipment. Rentals will look to increase market share and product offering once management and information systems are firmly entrenched.

CEDA continues to be a leader in loss prevention, training, innovation and customer service within the North American market for industrial services. In 2004, CEDA continued to develop the competency-based training modules that are used to enhance the skills and job satisfaction of its employees. As a result, the company was able to provide its expanding Fort McMurray, Alberta customer base with better trained and better equipped personnel. Revenue from our oil sands customers has grown over 250% since 1999. With continued growth prospects forecast through to 2010, CEDA will continue to add new products and services to meet customer requirements.

A key objective of our Energy Services segment has been to identify those strong and sustainable trends in demand for products and services by energy companies and identify practical, efficient means to satisfy this emerging demand. With the increasing maturity of oilfields around the world, companies are looking for ways to cost effectively develop existing fields. In Canada, where we have some of the most mature oilfields in the world, we have seen this trend in operation for a number of years and have honed our skills in satisfying this need as a core competence. The expanded line of formation evaluation tools are ideal for the mature field environment and are a perfect complement to our drilling tool portfolio including the rotary steerable tool which is being used very successfully in mature offshore drilling environments. Formation evaluation is a critical component of our customers' production plans and our breadth of capability across well types and well trajectories means that we provide our customers precisely what they need across the spectrum of oilfield developments. Combining our drilling expertise with a flexible approach to formation evaluation provides us with a solid foundation for expansion.

The £92.4 million strategic acquisition of Reeves added a unique dimension to our formation evaluation business. Their technology and operating model evolved from a minerals logging operation with an emphasis on efficiency and modular systems to provide fit-for-purpose services to a broad customer base. These tools and service lines not only complement the existing Precision product lines for formation evaluation but also provides a unique new offering of conveyance methods for delivering critical subsurface information. The service offerings bring increased market penetration for Precision in the North American land based wireline business. The combined portfolio of services also provides the organization with a significant sustainable competitive advantage in international markets.

We recognized that the group previously identified as Technology Services needed to be further streamlined during 2004 with the objective of positioning this group solidly in the mainstream of global drilling activity. With this in mind, we branded the entities within this group under the name Precision Energy Services to provide a single identity for our global services. Our strategy is to become the company that can provide a comprehensive suite of products and services required by energy companies today to drill and evaluate a well as quickly and efficiently as possible. We continue to focus our efforts on those technologies and services that are needed in the development or exploitation of the maturing oil and gas fields around the world.

In summary, all Precision's operations performed well in 2004. The combination of our growth initiatives and the improved economic fundamentals of our business resulted in record financial results for the Corporation in 2004. Revenue increased by 22% in 2004 over 2003 to $2.3 billion and earnings per share increased by 29% to $4.22. Of particular note is the continued improvement in the profitability of the Energy Services segment, which saw operating earnings increase to $37 million from a loss of $4 million in 2003. Precision continues to hold to its conservative financial principles, maintaining a strong balance sheet, exiting 2004 with a long-term debt to long-term debt plus equity ratio of 0.24.

Looking forward, the fundamental drivers of drilling activity and demand for Precision's products and services appear to be very strong in 2005 and into 2006. Clearly this will create significant growth opportunities for all areas of Precision's operations. In anticipation of this demand, we will be taking advantage of opportunities to further consolidate our position internationally.

Another aspect of increased activity is the accelerated demand for qualified labour. Our industry is particularly sensitive to the cyclicality of the drilling business especially within the North American market, which has made it a challenge to attract people with sufficient expertise and training to fill the demand. Internationally the challenge is similar, however, the long-term nature of drilling contracts has resulted in the development of a pool of professional drillers who have made this business their careers. That being said, the demand for all oilfield services internationally is also expected to outstrip the supply of equipment and experienced workers. We will increasingly focus on recruiting, training and retaining our people so that we are able to respond to what could be a long-term demand for drilling and related services.

There were four initiatives that I set for the Corporation in our 2003 report and we accomplished those, and more. We executed two acquisitions seamlessly and integrated these organizations very quickly. We broadened our financial base and maintained very strong fundamentals through a very dynamic year. We continued to advance safety as a critical awareness in all of our operations. We increased the market penetration of our specialized equipment in the Canadian market and expanded our product offerings. We responded rapidly to new opportunities in the international arena and optimized our activity in Canada. We continued to streamline and focus Energy Services on profitable opportunities.

As I look forward to the current year, one thing is certain – Precision will not rest on the laurels of its success in 2004. We still have a number of objectives to meet. The first of those is to continue working towards Target Zero™ – Precision's vision for an incident-free work environment. Safety is a lead indicator of operational efficiency and professionalism at Precision, and reducing the number of incidents to zero is our ultimate aim. Our second objective is to continue the improvement in the Energy Services segment. We have always said our goal is to elevate this group whereby it can be financially self sufficient. Our third objective is to continue our international expansion. We believe we have an ever-increasing role to play in the international market and we will seek to expand the niche areas in which we can participate. Much has been written about the strategic options that are open to us. Let me assure all our shareholders that these will be examined where and when appropriate.

I would like to acknowledge and thank Mr. Murray Mullen, who resigned from the Board in late 2004, for his many contributions to our Corporation. I want to thank everyone in the organization for his or her contribution to our many accomplishments. I look forward to another exciting and challenging year ahead.

On behalf of the Board of Directors,



HANK B. SWARTOUT
Chairman, President and Chief Executive Officer
March 9, 2005

Contract Drilling

THE CONTRACT DRILLING BUSINESS SEGMENT FORMS THE FOUNDATION OF PRECISION'S GLOBAL OILFIELD SERVICES BUSINESS. THE SEGMENT IS SEPARATED INTO CANADIAN AND INTERNATIONAL OPERATIONS. PRECISION HAS THE LARGEST RIG FLEET IN CANADA, AND EXPANDED ITS INTERNATIONAL FLEET BY 153% IN 2004.

STRATEGY

CANADA

Eliminate workplace injuries – continue towards Target Zero™ safety culture.

Strengthen operational performance and productivity through clear standards, control and measurement.

Provide safe, cost effective drilling and well servicing solutions in conventional and niche production areas.

Maintain large diverse customer base.

Integrate financial, customer and operations data through enterprise accounting software.

Grow equipment offering through partial reinvestment of operating cash flow.

Prioritize capital spending on equipment to match customer operating plans.

INTERNATIONAL

Increase utilization of existing assets through redeployment to areas of concentrated activity, particularly the Middle East.

Develop and market integrated service solution in concert with Energy Services' product lines.

Expand by leveraging knowledge base to areas of 'best fit' around the world.

Integrate financial, customer and operations data through enterprise accounting software.

Energy Services

THE ENERGY SERVICES BUSINESS SEGMENT PROVIDES INNOVATIVE OILFIELD TECHNOLOGY SERVICES TO OIL AND GAS EXPLORATION AND PRODUCTION CUSTOMERS THROUGHOUT THE WORLD. THE SEGMENT IS COMPRISED OF WIRELINE SERVICES, DRILLING & EVALUATION SERVICES, AND PRODUCTION SERVICES.

Extend Target Zero™ philosophy throughout Energy Services operations.

Train, retain and motivate a goal-oriented, team centred workforce.

Cultivate a culturally diverse organization.

Achieve a dominant presence in high-volume, return-justified markets.

Continue controlled geographic expansion to high growth, premium value markets.

Focus product development on low capital cost, high value systems.

Differentiate by packaging fit for purpose technologies.

Augment management infrastructure to support business growth.

Offer customers the most reliable and efficient service model in the industry.

Develop the well construction service business.

Build brand awareness.

Rental and Production

THE RENTAL AND PRODUCTION BUSINESS SEGMENT PROVIDES ESSENTIAL VALUE-ADDED PRODUCTS AND SERVICES TO THE ENERGY SECTOR AND OTHER INDUSTRIAL SECTORS IN BOTH CANADA AND THE U.S. THE TWO MAJOR SUBSIDIARIES WITHIN THIS SEGMENT ARE CEDA INTERNATIONAL CORPORATION AND PRECISION RENTALS LTD.

CEDA

Adopt a Target Zero™ philosophy.

Provide the highest quality, most efficient, 24/7 customer service.

Support expanding customer base.

Focus on growth in the Canadian oil sands sector.

Respond to growth opportunities in the U.S. market related to catalyst replacements.

Develop and employ new robotics technology to ensure safe working environments.

RENTALS

Respond to rapidly changing customer requirements and industry regulations.

Grow market share through relationship management.

Implement enterprise-wide accounting software to engage new business model and standardize processes.

Develop capability to dispatch complete equipment offering from any location.

Eliminate workplace injuries – continue towards Target Zero™ safety culture.

OPERATIONS MANAGEMENT

CANADA

Dwayne Peters *Senior Vice President, Canadian Drilling*
Ron Berg *Vice President, Operations*
John Jacobsen *Vice President, Operations*
Doug Evasiuk *Vice President, Marketing*
Steve James *Vice President, Health, Safety and Environment*
Alex MacAusland *General Manager, Precision Well Servicing*
Steve Folk *General Manager, Live Well Service*
Clint Neufeld *General Manager, LRG Catering Ltd.*
Yook Tong *General Manager, Rostel Industries Ltd.*
Martin Byar *General Manager, Columbia Oilfield Supply Ltd.*

INTERNATIONAL

Ian Kelly *Senior Vice President, International Drilling*
Mike Simpson *Vice President, Eastern Hemisphere Operations*
Tim Braun *Vice President, Western Hemisphere Operations*
Darren Sutherland *Commercial Manager, International Drilling*

SERVICES PROVIDED	EQUIPMENT AND FACILITIES
CANADIAN CONTRACT DRILLING	229 drilling rigs
WELL COMPLETION AND WORKOVER	239 service rigs
SNUBBING	26 snubbing units
CAMP AND CATERING	87 conventional and base camp offerings
SUPPLY PROCUREMENT AND DISTRIBUTION	40,000 sq. ft. warehouse and distribution facility
EQUIPMENT ENGINEERING, MANUFACTURING, REPAIR AND CERTIFICATION	48,000 sq. ft. machine shop facility
INTERNATIONAL CONTRACT DRILLING	47 land drilling rigs 1 drilling rig operating on an offshore platform

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John King *Senior Vice President, Energy Services*
Rusty Petree *Vice President, Corporate Development*
Carel Hoyer *Vice President, Product Development*
Maarten Propper *Vice President, Wireline Services*
Dan Robson *Vice President, Drilling & Evaluation Services*
Gary Belcher *Vice President, Production Services*
Hazel Brown *Vice President, Geoscience Services*
Marwan Bitar *Vice President, Eastern Hemisphere*
Martin Kemp *Senior QHSE Manager*

SERVICES PROVIDED	EQUIPMENT AND FACILITIES
WIRELINE SERVICES • Cased hole services • Open hole services • Slickline services	320 systems
DRILLING & EVALUATION SERVICES • Measurement-While-Drilling (MWD) • Logging-While-Drilling (LWD) • Directional Drilling services (DD) • Rotary Steerable Systems (RSS) • Electromagnetic Telemetry (EM)	197 systems
PRODUCTION SERVICES • Controlled Pressure Drilling® (CPD®) including Underbalanced Drilling (UBD) • Well testing • RBOP®	156 systems

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CEDA

Roger Hearn *President, CEDA International Corporation*
Brian Fitzmaurice *Vice President, Industrial Services*
Ian Martin *Vice President, Mechanical Services*
Greg Kraus *Vice President, Catalyst Services*
Marilee Jardine *Director, Health & Safety*

RENTALS

Gene Stahl *Vice President, Precision Rentals Ltd.*
Darcy Galenza *Operations Manager, Technical Services Centre*
Darcy Falardeau *Operations Manager, South*
Tom Facette *Operations Manager, North*
Bob Stockton *Marketing Manager*
Dan Lundstrom *Safety & Environmental Manager*

SERVICES PROVIDED	EQUIPMENT AND FACILITIES
INDUSTRIAL SERVICES • Chemical cleaning • Industrial vacuuming • High pressure water blasting • Dredging and dewatering	174 vacuum trucks 15 bundle blasters 81 high pressure units 6 combination units
MECHANICAL SERVICES • Insulation • Bolting and machining • Mechanical, maintenance and shutdown	2 SuperLance™ 11 dredges 23 facilities in Canada 9 facilities in U.S.
CATALYST SERVICES • Confined space entry • Unidense technology • Densicat technology	
OILFIELD RENTAL SERVICES • Surface drilling, BOPs, completion and production equipment • Tubulars • Field and wellsite accommodations	3,600 tanks, separators, etc. 4,000 tools, valves, etc. 10,000 drill string joints 281 wellsite trailers

Contract Drilling

The Contract Drilling business segment forms the foundation of Precision's global oilfield services business. Contract Drilling's core Canadian business units are firmly established, providing customers drilling rigs, service rigs, snubbing units and camp and catering services. With the acquisition of 31 international rigs during the year, Precision is now one of the world's largest land based drilling companies.





Contract Drilling's core business units are further empowered by Precision's internal Canadian infrastructure that specializes in the manufacture, sale and repair of rig equipment, the procurement and distribution of oilfield supplies, and offering camp and catering services.

Precision is Canada's largest contract drilling and service rig contractor. Each of Contract Drilling's core business units has achieved a leading market share percentage ranging between 25% and 33%. Entering 2005, Canadian Contract Drilling's total fleet consists of 229 drilling rigs, 239 service rigs, 26 snubbing units and 87 camps. This comprehensive equipment offering allows us to meet almost any customer need, with complete support from technical expertise to ancillary and replacement equipment.

The drilling rig fleet covers all depth ranges from a few hundred metres to 6,000 metres. Our service rig fleet completes all forms of new wells and works over existing wells to optimize our customers' oil and natural gas production. Our snubbing units facilitate the servicing of oil and gas wells in production and are sometimes used in drilling new wells. Our traditional five to six unit camps are entirely self-contained and come complete with catering services. The camp offering is supported by base camp modules to feed and accommodate larger groups of workers in remote geographic settings with high activity concentration.

The Contract Drilling business segment continues to evolve in Canada as we work with our customers to better explore for and develop oil and natural gas in the Western Canada Sedimentary Basin (WCSB). This basin has a complex mix of energy reserves – oil sands, heavy oil, coalbed methane, deep gas, shallow gas and conventional oil – and challenging geography and weather conditions. The Contract Drilling segment provides customers with a vast network of equipment and employee experience to optimize drilling efficiencies and production levels. The depth of industry experience that we have developed in Canada has allowed Precision's Contract Drilling segment to transfer its skills and fulfill a mandate to export to markets around the world with confidence. Precision's Canadian business units have the know-how, technology and highly skilled people to support international expansion as required.

Internationally, Precision is an integrated drilling company with 48 rigs, providing technologically advanced, high performance drilling for conventional and high specification wells.

Precision's international strategy is to maximize our rig count in select regions where we can leverage our significant presence. In all cases, we have introduced, and will continue to introduce, high quality equipment to each market, supported by excellent maintenance programs and highly skilled personnel.

Contract Drilling has been operating internationally for over a decade and, in May 2004, we made a giant step forward with the acquisition of 31 worldwide land drilling rigs.

This international expansion, coupled with record high energy prices amid surging global oil demand and tight North American natural gas supply, resulted in a record year for the Contract Drilling segment.

Safety is the first priority for Contract Drilling. Our values regarding safety and training apply equally to Canada and our international operations. We believe the value proposition – excellent equipment, reliable maintenance programs, experienced people, and comprehensive safety protocols – is important to all of our customers, no matter where in the world they operate.

Canadian Contract Drilling

2004 Highlights

Contract Drilling's Canadian business had a very successful year in 2004. With the advent of strong commodity prices, customer demand built steadily throughout the year, allowing the business segment to realize higher prices for our services. On a seasonally adjusted basis, drilling activity was high, dampened only by wet weather conditions in the third quarter that hindered the movement and operation of drilling rigs. This benefitted the following quarter as the backlog of work strengthened rig demand.

During 2004, Contract Drilling took steps to underpin long-term strength through re-investment in its underlying asset base so that Precision will maintain its leading position in the highly competitive WCSB. As the basin matures, our customers require greater efficiency and the best technology to discover new reserves and tap under-exploited wells.

Strong and sustained, customer demand for drilling rigs has led to a record industry rig count in excess of 700. During this industry up-cycle, our strategy is to reinforce our existing strong asset base to optimize year-round competitiveness by only adding new rigs that meet niche market requirements and set new performance standards. Precision's Super Single® rigs demonstrate this strategy and versatility. These rigs are superior in almost all shallow to medium depth well types and have niche capabilities that allow them to outperform in applications that include slant or directional drilling for multiple well programs from a single location (pad drilling). These rigs move quickly, deploy a small footprint to minimize environmental impact, and promote safety through the automation of pipe handling.

An ongoing strategy for the Contract Drilling business segment is to work closely with our customers to ensure they have the rigs they require. In 2004 we purpose-built three Super Single® pad rigs for a Canadian-based global energy company for steam-assisted gravity drainage (SAGD) drilling into the oil sands of northern Alberta. This project demonstrated Precision's ability to fulfill an engineering specific bulk order using Precision's proprietary technology, while getting it done on time and on budget. Precision's subsidiary, Rostel Industries Ltd., provided over 60% of the components for these three Super Single® rigs. Rostel's core business is the manufacture and refurbishment of drilling rig components. This ability is a competitive strength for Precision that allows us to exploit customer opportunities.

During 2004, Precision commissioned its second Super Single® Light drilling rig which is primarily designed to support the increasing activity in the shallow gas drilling market. The Super Single® Light is a scaled-down version of Precision's Super Single® rig. The two Super Single® Light rigs in our fleet exceeded operational expectations. Among their achievements: a Super Single® Light successfully completed a shallow gas project in northeast British Columbia in record time and under budget; a Super Single® Light also drilled horizontal heavy oil wells in east central Alberta with tremendous success.

Also in 2004, Canadian Contract Drilling:

* Drilled 1,953 wells or 9% of total industry well count, with Precision's 11 coil tubing rigs, which represent less than 2% of industry rig fleet.
* Retrofitted two light triple rigs from conventional mechanical to diesel-electric to support medium-depth and deep natural gas drilling.
* Began development of a new, proprietary single rig to support a customer's need to exploit coalbed methane gas reserves. We expect to deploy this technologically advanced rig during the third quarter of 2005.
* Continued with a significant drilling rig upgrade program that expands our mud circulation, pipe handling, power and move capabilities.
* Laid plans for 2005 to continue with similar reinvestment in our equipment to be complemented by higher spending to build additional Super Single® Light rigs.

Contract Drilling's well servicing business unit consolidated and strengthened its asset base in 2004 while maintaining the fleet count at 239. This unit, referred to as Precision Well Servicing, provides customers a complete range of oil and gas well services including completions, workovers, abandonments, well maintenance, high pressure and critical sour well work, re-entry preparation and re-entry drilling. To improve efficiency, the division closed five stations, opened a new shop in Estevan, Saskatchewan and moved into a new operating facility in Grande Prairie, Alberta. Precision Well Servicing continues with a significant multi-year service rig upgrade program that reinforces and upgrades our core capabilities. In many instances, these upgrades provide a better designed rig at a lower cost. As our Contract Drilling customers move to spend more to exploit existing production, we are meeting the investment 'ante' by introducing innovative, newer, more reliable well servicing equipment, manned by well-trained and safety-conscious crews.

In 2004, a centralized personnel group was established in the Well Servicing division. This group helps direct policy and management strategies, and supports field locations as we work to meet manpower demands throughout the year. Experience tells us this strategy will be successful in narrowing the gap between available manpower and demand.

The Live Well Service division had a record year in 2004 because of the strong natural gas sector. The division provides snubbing services, most of which is hydraulic rig assist, for completions, workovers, and underbalanced drilling operations. Live Well Service increased its snubbing units to 26 with the introduction of its first semi-automated, standalone snubbing unit. This unit's unique design is patent pending.

Columbia Oilfield Supply Ltd. is a general supply store that procures, packages and distributes large volumes of consumable oilfield supplies to the contract drilling and well servicing industry. Over 90% of its activity is in support of affiliated company operations. To that end, Columbia has served to become an essential extension of the purchasing process for drilling and well servicing operations.

In the area of human resources, the Contract Drilling business units take an industry-leading approach to the recruitment, orientation and training of their field personnel. The challenge lies in the retention of these workers. Throughout the drilling industry, retention is difficult because work predictability is volatile due to its seasonality and economic cycles. Our challenge to retain employees has become even more pronounced as new service companies join the industry, and as customers recruit experienced personnel in response to overall industry growth and increased drilling and equipment supply. We are responding to this challenge by reinforcing a work culture that revolves around safe and environmentally-friendly operations and teamwork. This has helped us retain skilled, safety conscious employees.

In an organization as large and complex as ours, we recognize the need to centralize information to ensure all employees are able to function effectively together.

Canadian Contract Drilling manages all of its activities and divisions through one management group. In 2004, the business took further steps to streamline and control operations by the continued roll out of an integrated Enterprise Resource Planning information system. This system works to standardize underlying accounting, business processes and controls, as well as financial reporting to effect optimal decision making. It also serves to meet growing compliance requirements in areas such as privacy legislation and Sarbanes-Oxley internal control-based regulations.

International Contract Drilling

2004 HIGHLIGHTS

Precision entered 2004 as a relatively small player internationally with 19 rigs around the world – 10 in Mexico, 4 in Venezuela, 1 in Brazil, and 4 in the Middle East and Asia – and exited the year as a major player with 48 international rigs currently deployed as follows: 10 in Mexico, 11 in Venezuela, 12 in Kuwait, 4 in Saudi Arabia, 4 in Egypt, 4 in Oman, 1 in the Persian Gulf and 2 in India.

In the second quarter of 2004, Precision acquired all of the worldwide land drilling assets of GlobalSanteFe Corporation. Through the acquisition Precision added 31 excellent-quality primarily heavy-duty land rigs and an extensive fleet of specialized rig transport equipment that supports land rig operations in Kuwait and the Kuwaiti-Saudi Arabia Partitioned Neutral Zone. Precision also gained approximately 1,300 experienced international staff of some 27 nationalities and expanded its geographical base significantly in the Middle East, North Africa and South America. In the Middle East, where operations had been conducted for almost 40 years, Precision has gained an established footprint and deeper knowledge about the region.

This acquisition transformed Precision into the third largest provider of land rigs in the international market and broadened the Corporation's international product offering. As a result, Contract Drilling's operating days in the international market increased exponentially compared with 2003.

The timing of this acquisition was excellent. The demand for rigs internationally increased throughout the remainder of 2004 as various customers ramped up drilling activity in step with rising energy prices and most customers looked to expand or at least stabilize their production capabilities going forward for the foreseeable future.

The process of merging assets and melding corporate cultures went very smoothly.

In response to the growth of the international rig fleet, Columbia Oilfield Supply, Inc. established a presence in Houston, Texas. This location makes strategic sense in terms of accessibility for our customers operating in remote locations, and will ease the procurement process for Precision rigs working outside North America.

The international division took further steps to increase the efficiency of operations by structuring along geographic lines with Eastern Hemisphere operations run out of Dubai and the Western Hemisphere out of Calgary. This new hemispheric focus was well timed as it enabled the division to better focus on the expected substantial increase in activity in the Middle East.

Eastern Hemisphere The Eastern Hemisphere, in particular the Middle East, is central to Precision's strategy to expand internationally. Precision currently operates with multiple rigs in Saudi Arabia, Kuwait, Oman, Egypt and India.

In the Gulf States, particularly Saudi Arabia, increased upstream investment is driving demand for a significant number of additional heavy rigs in the near future. Contracts for these rigs tend to be longer term – three or more years at a time – so this upsurge in demand is not a short-term phenomenon. Demand in Oman, Egypt and India was steady throughout 2004, with India expected to be another area of potential expansion for Precision in the immediate future.

Western Hemisphere In the Western Hemisphere, Contract Drilling continues with 10 rigs in Mexico in the strategically-important Burgos Basin, Mexico's largest non-associated natural gas field. We anticipate Burgos wells to be drilled deeper than they have been historically.

Precision currently has 11 rigs in Venezuela, eight of which were added through the acquisition. Six of these 11 rigs were active during 2004 and as a result there are plans to redeploy some of the excess rigs to the Middle East or other areas to meet demand.

2005 Contract Drilling Strategy

Contract Drilling will continue to build on its market-leading strengths during 2005.

In Canada and internationally, Contract Drilling will focus on reinforcing Precision's "safety culture" and ensuring best operating practices. It will build and leverage its experienced employee base and diverse customer base and ensure maximum efficiency through further standardizing operating, safety and accounting practices.

Precision has positioned itself to fully exploit the opportunities it sees arising in Canada and internationally. In Canada, we do caution that the industry now has the equipment capacity to sustain an annual industry completed well count above 20,000 in the WCSB. As we enter 2005, service companies continue to add new equipment with little more than a best effort commitment from customers.

In the Eastern Hemisphere, we foresee substantial opportunity in the Middle East. Specifically, the oil and gas industry is predicting a 40-50% increase in rig count in Saudi Arabia. Demand is expected to be primarily for the same type of heavy-duty assets that Precision acquired during 2004. Kuwait is looking to expand its oil exporting potential and is planning to develop a natural gas infrastructure for domestic use. It is also anticipated that there will be an increased demand for heavy rigs in other Gulf States as part of this development process. This cumulative demand for heavy rigs in the Middle East is expected to reduce the availability of this type of rig to other markets. Consequently, and consistent with the principles of supply and demand, revenues for these units on the international stage should increase. In the longer term, India also offers potential for expansion, while we expect Oman and Egypt to be steady. We will also look for opportunities in other countries in the region.

In the Western Hemisphere, we anticipate that Mexico will be steady and we have recently been awarded a contract extension of our integrated services contract that will maintain utilization at approximately 70% into 2006. We see potential for additional work with customers other than Pemex in due course as anticipated new contract opportunities arise. We are also in a position to pursue new drilling opportunities in Venezuela in 2005 should they arise.





Energy Services

The Precision Energy Services business segment provides innovative oilfield technology services to oil and gas exploration and production customers around the world. These services allow customers to drill faster, more efficiently and at less cost while ensuring the well trajectory is on target with optimal production potential.



Precision Energy Services is structured across three focused product lines: Wireline Services, Drilling & Evaluation Services and Production Services.

To more effectively build international awareness of our unique capabilities, Energy Services united its activities under a single brand in 2004. This strategic initiative replaced diverse brands such as Northland-Norward, Challenger, Plains, BecField, Reeves, and Computalog with a brand which symbolizes our efficiency, reliability, and fit-for-purpose technology. The brand image unites activities under shared objectives, enabling Energy Services to focus on total customer service while building international awareness and nurturing a powerful culture.

Based on the strategy developed at year end 2003, Energy Services is focused on activities to build significant critical mass and competitive advantage in strategic markets. As a result of the strategic plan, Fleet Cementers, Polar Completions and United Diamond business lines were divested and enhanced focus was placed on Wireline, Drilling & Evaluation, and Production Services product lines. The acquisition and integration of Reeves Oilfield Services was another key milestone in executing the strategic plan.

The Compact™ technology and business model developed by Reeves fits perfectly with our strategy to provide formation evaluation independent of conveyance. Our development costs have been estimated to be less and our development program quicker through the application of an innovative engineering approach. In addition, our total system approach has also shown significant advantages for minimizing repair and maintenance costs. The unique capability to cost effectively log through drill pipe and obtain essential formation evaluation information in difficult hole conditions and complex well trajectories is a service that is enjoying tremendous growth. This service enables Energy Services to capitalize on the trend of an increasing quantity of wells being drilled directionally, horizontally, or in difficult drilling environments. The Revolution® rotary steerable technology commercialized by Energy Services during 2004 provides another avenue for the segment to be a leading beneficiary of the market trend that is expected to accelerate, as oil and gas customers continue to seek ways to develop production assets more efficiently.

For the development of its Revolution® rotary steerable system, Precision adopted the philosophy of developing the most difficult part first. By designing and commercializing the smaller diameter 4-3/4 inch system, we have paved the way to develop larger systems more rapidly and with excellent reliability.

Precision's philosophy is about setting aggressive goals and then working intelligently to achieve those goals using the most cost effective and efficient means. One example is our Wolf Pack computer cluster which ranks in the top 500 supercomputer clusters in the world. The Wolf Pack is configured from commodity PC parts and the open source operating system, Linux, to keep the price 70% lower than commercial products, and to make rapid, regular updates of the hardware and software inexpensive and simple. During the development of the LWD nuclear tools we were able to model over 100 possible configurations and optimize to the ideal design within four months – this process could have taken approximately four years using traditional methodologies. The response of the first prototype tool tested within 1% of computer generated model design. The Wolf Pack system also enabled rapid post design tool response characterization to be analyzed and so further accelerated the product development process. Over 200,000 different conditions were characterized, a feat which would have be virtually impossible to accomplish using experimental measurements.

As a result of innovative thinking, Precision has developed an LWD system with some of the fastest logging speeds, highest temperature, and highest pressure ratings in the world. These tools are also among the most modern and the most reliable systems available. This combination enables Precision to meet customers' needs when seeking oil and gas in the ever increasing hostile environments such as the deep offshore Gulf of Mexico. Precision is committed to supporting its energy sector customers in accessing and developing oil and gas fields efficiently and effectively. With most of the "easy oil" already found and mostly difficult-to-access reserves remaining, our customers' production challenges call for new exploitation models and customized solutions. The LWD system development is an example of how Precision is stepping up to the challenge of meeting our customers' most demanding needs.

Precision Energy Services offers a streamlined, integrated approach; providing customers with "best-technology-for-the-situation" solutions with a breadth of capability, ranging from discrete services to fully integrated well construction project management.

Precision Energy Services is customer driven rather than engineering driven, partnering with customers to provide superior fit for purpose solutions that meet their bottom line objectives.

An excellent example of combining unique capabilities and technologies to deliver valuable customer solutions involves the combination of our world class electromagnetic MWD telemetry with our leading controlled and managed pressure drilling systems. We then provide additional value through innovative geoscience data integration of surface and downhole information. This exclusive capability has been leveraged by customers in the North Sea and Oman to achieve well productivity improvements of greater than 200%, as well as achieving significant increases to drilling efficiency.

Our oil and gas customers seek to achieve the greatest production for each dollar spent on a development project. Tremendous value can be achieved by the effective execution of land development drilling campaigns. Precision is uniquely positioned to capitalize on the emerging trend of integrated well construction projects because over 50% of the well construction costs are associated with the drilling rig itself. Precision has one of the most efficient and advanced fleet of fit for purpose rigs and service offerings geared towards maximizing efficiency for our customers.

Precision Energy Services has local infrastructure and personnel in each of the regions it operates in, with the most recent facility opened in Aberdeen, Scotland in January 2005 to support customers drilling in the North Sea. As Energy Services continues to gain market share, critical mass, and increased utilization of assets in strategic geographic areas, margins are expected to continue to expand.

Wireline Services

2004 Highlights

Wireline Services provides open and cased hole wireline logging and slickline services through its global network of technical and service specialists.

Open hole wireline logging services include resistivity, nuclear, acoustic, borehole geometry, magnetic resonance, formation imaging, formation pressures and sampling, data delivery and advanced interpretation services. Cased hole wireline logging services include production logging, through-casing and through-tubing reservoir evaluation services, casing/tubing inspection, propellant stimulation, perforating, pipe recovery, cement evaluation, and tubing-conveyed perforating.

In May 2004, Precision acquired UK-based Reeves Oilfield Services Ltd., a provider of unique open hole technology to the oil and gas industry with established operations in the U.S., Canada, Europe, the Middle East, Africa and Australia. The Reeves operation has been fully integrated into Precision and we are now capitalizing on the strategic strengths of both companies – Reeves' unique technologies and entrepreneurial culture, and Precision's broad service offerings with established international customer relationships and sales and marketing infrastructure. This has provided both a catalyst for expansion and extended market access, focused on delivering fit for purpose services to maturing oilfields across the globe.

Wireline Services has achieved a dominant market position in Canada and is briskly growing in the United States. Precision's premier offering is a highly reliable and cost effective formation evaluation open hole logging system known as the Compact™ suite of tools. Compact™ tools can be conveyed on wireline or using an array of conveyance alternatives such as drill pipe, tractors or coil tubing. Precision customers throughout the world are enthusiastically embracing this efficiency-based technology. The Compact™ tool design – smaller, slimmer and easier to handle – enables high quality logging data to be acquired more efficiently than current competitors' offerings. Post-acquisition, Reeves has performed beyond Precision's original expectations, in particular in the North American markets. The technology is also rapidly gaining customer acceptance in Latin America and the Middle East.

With the branding of the Energy Services business segment, Wireline Services made organizational changes during 2004, balancing operational excellence with a customer-oriented focus.

DRILLING & EVALUATION SERVICES

2004 HIGHLIGHTS

Drilling & Evaluation Services encompasses specialized drilling services including measurement-while-drilling (MWD), logging-while-drilling (LWD), directional drilling and rotary steerable services. MWD and LWD measure, respectively, wellbore properties and formation properties operating in real-time while the well is being drilled. Directional drilling uses equipment and engineering to intentionally change the angle of a wellbore so that drilling efficiency can be enhanced and formations or obstructions can be circumvented in order to reach the pay zone. Rotary steerable tools allow the wellbore direction to be controlled and changed while drilling with continuous rotation of the drill string from the surface enabling longer lateral sections and increased drilling performance.

In 2004, Drilling & Evaluation Services moved aggressively on focused global expansion as part of an overall strategy to achieve controlled, sustainable growth.

Our market-leading LWD, MWD and rotary steerable tools all passed rigorous technical qualifications and trials with international customers in 2004. All tools achieved top-tier industry standards in both reliability and performance. Drilling & Evaluation Services made strong inroads in securing contracts with large international and national oil and gas companies in the U.S., Mexico, Indonesia, India, the Middle East, Algeria, Libya, the Ukraine and the North Sea.

During 2004, Drilling & Evaluation Services completed the design and testing of its Revolution® rotary steerable system for a variety of tool sizes – 4-3/4 inch, 6-3/4 inch and 8-1/4 inch. In addition, the 4-3/4 inch and 6-3/4 inch completed extensive field trials during 2004 and have been fully commercialized, while the 8-1/4 inch is on target to be commercialized in the first half of 2005. The Revolution® system is a slim, automated downhole drilling assembly that enables precise wellbore steering while maximizing rate of penetration. The system has gained strong acceptance with new customers in Mexico, the North Sea, North Africa and the Gulf of Mexico. In the area of MWD, the Precision EMpulse™ System continued to gain acceptance in the U.S., the Middle East and Europe. EMpulse™ is an electromagnetic downhole data communications system that provides drilling data in environments where traditional signal transmission has not been possible. EMpulse™ is an enabling technology used in MWD systems to deliver performance results in challenging environments. This technology allows us the option of offering electromagnetic or mud pulse transmission with the same set of tools, in any global location.

Precision Energy Services has also gained industry recognition for its hostile environment capabilities in the U.S. and North Sea in 2004, operating in high temperature (+150° C) and high pressure (+20,000 psi) wellbore conditions. For example, in Texas, Precision's Hostile Environment Logging (HEL™) MWD system and PrecisionLWD™ triple combo system operated continuously at 375°F (191° C) bottomhole temperatures. The performance of our tools in this demanding downhole condition marks a substantial step forward in the advancement of hostile environment drilling. It is precisely these advances in engineering that have the potential to make previously uneconomic development plans potentially viable.

Production Services

2004 Highlights

Production Services provides a comprehensive suite of wellsite services relating to the production, management and delivery of hydrocarbons. These services support customers in their continued drive to improve productivity – from accelerated production of hydrocarbons to improved drilling performance and reduced drilling and completion costs. Core services are Controlled Pressure Drilling® (which includes underbalanced drilling), well testing, well clean-up and early production systems.

In 2004, Production Services continued its geographic expansion of core services with the provision of Controlled Pressure Drilling® services to the Middle East and offshore India, early production facilities in the Middle East and significant growth in its well testing and well clean-up services in the U.S. Rocky Mountain region. Production Services deployed Canadian assets into the U.S. gas market, providing higher asset utilization than the seasonal Canadian market alone can provide. This initiative proved to be a natural extension of Production Services' original core service offering and its pre-eminent experience in gas field exploitation. In Mexico, Production Services continued its support of Precision's integrated services contract in the Burgos Basin, so anchoring its Latin America business, in Mexico and Venezuela for upcoming opportunities in 2005.

Production Services successfully re-tendered for a long-term contract with a large international oil company for their underbalanced drilling operations in the southern North Sea, whilst extending the services being offered. This new two-year contract follows five years of operation for this major customer without a lost-time incident. Production Services' UK operation also continues to support activities in Eastern Europe and North Africa.

2005 Energy Services Strategy

In early 2005, the Energy Services segment established its strategic plan for the coming year. Central to this plan was our vision to be the service provider of choice in the development and exploitation of mature oil and gas assets.

From the Energy Services vision, a number of strategic initiatives were developed and committed to:

* Maintain a safe and healthy work environment and to roll out Target Zero™ on a global basis.
* Continue to attract a net inflow of talent. This will be achieved by remaining focused on training, developing and motivating our goal-oriented, team centred workforce.
* Continue our commitment to innovation in respect of technology and service delivery. We will work continuously to improve our product offerings.
* Focus internationally on achieving critical mass in high volume and return justified markets. Controlled expansion will only be targeted on specifically identified areas with long-term potential.
* Create the most efficient service delivery model offering our customers the most reliable service in this industry. This is fundamental to continuing sustainable profitable growth.
* Take advantage of the emerging trend of integrated well construction development projects. We will utilize our operational expertise and project management capabilities to create significant value where this value can be shared between our customers and Precision.
* Continue to enhance and streamline management systems and business processes to enable management to make more informed and timely decisions to most effectively improve operational performance.
* Build the brand awareness of Energy Services in the eyes of our customers and our people.

On a more detailed basis the Product Lines have developed some specific short term deliverables.

Wireline Services will continue to focus on leveraging on the Compact™ Wireline technology by extending the delivery of tools and conveyance systems across the Precision organization and to customers throughout the world. Wireline Services is particularly well positioned for additional growth in North America and will target further expansion in Latin America and the Middle East. The mobility of our business will mean we will be ready to seize opportunities in other markets when they arise. In 2005, Wireline Services will pursue the aggressive implementation of a new through-casing and through-tubing evaluation platform. Cross-product line opportunities will be actively pursued to optimize service delivery for all our customers.

Drilling & Evaluation Services will continue to target opportunities to develop business and promote its performance-driven tools and services in countries and regions where the organization is established. In 2004, we have seen considerable growth in our established offerings and have completed extensive technical trials for our new innovations in our emerging markets. By the end of 2005, Drilling & Evaluation Services will have built a solid foundation for its international business.

Production Services will move aggressively to market, sell and demonstrate on a global basis its technical prowess in the fields of performance drilling, well testing, well clean-up, and early production systems.

Our electromagnetic MWD extended range system, as well as our electromagnetic MWD coated casing transmission options, have become solutions for operators carrying out underbalanced drilling operations in more challenging conditions and to deeper depths. In 2005, we will continue to enhance capabilities to offer our customers superior underbalanced drilling packages.

Precision Energy Services will work with Precision's other business segments to ensure every opportunity to cross-market our services is maximized.

There will be new products that we anticipate launching in 2005. Examples include Compact™ formation imaging and Compact™ dipole sonic. Consistent with our philosophy to leverage capabilities across product lines, the Compact™ formation tester will be coupled with our electromagnetic telemetry technology to create a wireless formation test service, enabling efficient real time pressures to be recorded in challenging hole conditions. During 2005, Wireline Services will also launch a new generation casing inspection service, ultrasonic cement imager, high speed cased hole telemetry system, and open hole array induction service. The Revolution® rotary steerable system will be enhanced to facilitate bi-directional communication, build upon its geosteering and performance drilling capabilities, and expand the tool size range further. The Revolution® rotary steerable system has seen wide customer acceptance in 2004, with the commercialization of tools for larger hole sizes which are expected to be complete by Q2 2005.

In total, these new initiatives and product offering will serve to enhance Energy Services' ability to deliver fit for purpose solutions to customers needs around the world.

Rental and Production

Precision's Rental and Production business segment provides essential value added services to the energy sector and other industrial sectors in both Canada and the U.S.



RENTALS
PRECISION RENTAL




The two major product lines within the Rental and Production segment are Precision Rentals and CEDA.

RENTAL

Precision Rentals Ltd. is an oilfield rental company serving the equipment needs of producers throughout western Canada. Its operations are well positioned with a comprehensive network of field offices and equipment stocking points, making Rentals one of the largest providers.

Our equipment is divided into three product categories:

* Surface drilling, completions and production equipment
* Specialty drill string tubulars and well control equipment
* Field and wellsite accommodations

In response to changing market dynamics over the past three years, Precision Rentals has undergone considerable change. In 2002, we shut down the in-house manufacturing facility for wellsite accommodations and in 2003, three single product divisions formerly known as Ducharme Rentals, Big D Rentals and Smoky Oilfield Rentals were combined under the name Precision Rentals. Throughout 2004, a focus of ours has been to document and modify business processes to facilitate our new multi-product delivery strategy. For 2005, these efforts will result in the implementation of a new enterprise wide accounting software. We are working to standardize the way we do business from pricing terms, to equipment dispatch and delivery to transactional documentation in support of instructions for use and certification.

Precision Rentals continues to reinvest in new equipment to keep its fleet in strong condition and of a mix that meets demand. The rate of reinvestment has averaged almost 50% of after tax cash flow margins over the past four years, without any expansion by way of acquisition.

2004 HIGHLIGHTS

Precision Rentals maintained strong pricing throughout the year. As part of the Rental restructuring, which was initiated in the third quarter of 2003, a Technical Support Centre was opened in 2004. By centralizing data and expertise into this Centre, which is located in Nisku, Alberta, Precision Rentals is better able to respond quickly and efficiently to our customers' growing needs.

In Grande Prairie, Alberta, Precision Rentals has now completed a new 25,000 square foot Operations Centre, which will enable us to execute our strategy and provide customers with a gateway for their rental needs, particularly those in Canada's northern markets.

Production

CEDA is a leader in industrial, catalyst and mechanical services, offering customers nearly 40 distinct product and service lines.

It is one of North America's largest providers of specialized industrial maintenance and "turn-around" services to oil refineries, petrochemical plants, nuclear power facilities, and pulp and paper operations. A major focus for CEDA's industrial maintenance operations is the oil sands region in northern Alberta, which is one of the world's largest energy resource basins, and a key strategic source of North American energy supply.

CEDA offers a wide range of catalyst handling services to the oil refining and petrochemical manufacturing sector, and is the leading catalyst handler in North America.

It also provides a full range of cost effective mechanical maintenance and construction services to the energy, refinery, petrochemical, fertilizer and pulp and paper industries throughout Canada.

2004 Highlights

CEDA's industrial services operations in Alberta's oil sands region continued to grow strongly in 2004 as a result of the ongoing expansion of existing oil sands facilities and the introduction of new oil sands players in the market. Also as a result of the increased oil sands capacity, CEDA expanded its refineries' customer base in the Edmonton area. CEDA also saw growth in the U.S. market as a result of the catalyst specialty tubular market and the focus on services for refinery and petrochemical turn-around/shutdowns. The continued advances in robotics used for inert entry, as well as the introduction of advanced high pressure cleaning tools, contributed to a safer work environment for CEDA's and customers' employees on plant sites.

2005 Rental and Production Strategy

Precision Rentals will continue implementing its three-year plan, which began in 2003, to streamline internal operations and become a leader in the industry in terms of service and equipment quality. This will be achieved through targeted expansion and integration of all rental equipment product lines. With an industry market share in the 10-15% range, Precision Rentals has room to grow as customer opportunities arise.

CEDA's growth strategy is based on providing the highest quality, most efficient round-the-clock service to our customers, and on product and service innovation. We will continue with this strategy in 2005 to support our expanding customer base, as well as to support growth in our customers' business. Specifically, we are well positioned to grow our customer base in the Canadian oil sands sector and to continue growth in the U.S. market where requirements for low sulphur fuels will result in more frequent catalyst replacement for most of the refinery capacity.


CEDA



LEADERSHIP IN SAFETY

Precision Drilling Corporation's team shares a clear vision of what we will achieve through our comprehensive health, safety and environment (HSE) program.

It is an ambitious vision – a future where injuries to people or damage to the natural environment, equipment or property no longer occur.

It is an all-encompassing vision – a future free from losses that can occur from injuries, negative health effects, environmental or property damage, product defects, service failure or damage to Precision's image or reputation.

The vision is continuously reinforced through our Target Zero™ vision. Introduced in 2002, Target Zero™ is creating a "safety culture" throughout the Corporation.

Target Zero™ is designed to provide our 12,000 employees with the information, training, leadership and self-management skills they need to achieve an incident-free working environment.

Target Zero™ is both a vision and an ongoing, long-term program of continuous improvement and as such, the program provided the focal point for all of Precision's HSE activities in 2004.

Focus on Training

Through our training program, Precision is building our employees' awareness about health, safety and the environment, and thereby building a Target Zero™ culture.

Our training courses are designed to help employees learn, grow and succeed in their jobs, as well as carry out their work safely and conscientiously.

In order to reach as many people as possible, courses are held both at our training centres and in the field. Courses cover a wide range of topics including observation and communication, driver training, hazard identification and control, and environmental awareness.

Precision's team of nearly 90 HSE professionals worldwide are continuously improving and expanding its training programs to ensure they meet the needs of our constantly growing and evolving Corporation and marketplace.

NEW TRAINING FACILITY

In 2004, Precision opened a new training facility in Fort Worth, Texas, to serve primarily our Energy Services business unit. The facility is being used to train employees in HSE awareness, as well as job specific skills such as employee orientation, equipment operation, defensive driving and the handling and security of hazardous materials.

Precision's other major training facility is located in Nisku, Alberta.

OBSERVATION AND COMMUNICATION WORKSHOPS

A critical component of the Target Zero™ initiative is Precision's unique Observation and Communication workshop.

Ninety-eight percent of all recordable injury incidents directly relate to the behavior of people, so the course is designed to prevent incidents by improving employees' observation and communication skills regarding safety at the job site.

The workshop teaches employees how to observe their own safety behavior as well as that of their co-workers. Employees also learn how to communicate observed safety issues through positive, open and respectful dialogue with fellow employees and through formal reports. These reports allow Precision's HSE professionals to pinpoint and address safety weak points. The ultimate goal of Observation and Communication is to provide effective tools for recognizing and effectively responding to hazards.

Precision initially introduced Observation and Communication workshops to our Contract Drilling employees in Canada. Today, the workshops are segment-wide and will be jointly offered with Energy Services employees in 2005.

In both the domestic and international Contract Drilling areas, we believe these workshops have proven themselves to be very effective in reducing injuries.

Our Energy Services segment ran its first Observation and Communication workshop for senior managers in late 2004, and will hold more during 2005 to involve approximately 30% of its employees – about 800 people, primarily field managers and supervisors.

DRIVER TRAINING AND AWARENESS

Collectively, Precision's employees drive literally tens of millions of business kilometres each year. On this basis, therefore, the Corporation has made driving safety training and awareness a Target Zero™ priority. We run a unique driver education and awareness program with the Royal Canadian Mounted Police (RCMP). Also in collaboration with the RCMP, we produced a video on seat belt safety called "Drive to Survive". We have distributed the video to the homes of some 6,900 Precision employees in Canada and the U.S.

To affirm its leadership in the field of driving safety, in 2004, Precision's Canadian Contract Drilling business segment participated as lead sponsor in an industry conference called "Making In-Roads: Partnership, Knowledge and Tools for Traffic Safety". The three-day conference, which was organized by the Petroleum Safety Council and the Alberta Centre for Injury Control and Research, attracted 300 delegates from industry and the health and enforcement sectors to discuss traffic safety issues. In 2004, the Energy Services business segment focused on developing its driving policy and compliance program to address such issues as speed, acceleration, deceleration and maintenance of company vehicles. Energy Services employees alone clocked more than 70 million kilometres in work-related road travel in 2004.

Focus on Safety

Total Recordable Injury Frequency (TRIF) and Lost Time Injury Frequency (LTIF) are industry standard measures of safety performance.

TRIF measures the number of work related injuries that require a certain level of medical treatment per 200,000 hours worked, including, but not limited to, lost time injuries. Since 2001, Precision's company-wide TRIF has fallen 41%. The Corporation's international contract drilling business which is responsible for drilling activities in all regions outside of Canada, led this decline in 2004 by posting a TRIF of 1.15. Within Canadian Contract Drilling, 144 service rigs, 105 drilling rigs, 15 snubbing units, 78 camps and 12 shop facilities operated recordable free during 2004. These results prove that achieving "target zero", or no injuries, is possible and demonstrate Precision's company-wide message – that safety is our primary guiding principle – is working.

LTIF measures the number of work-related injuries that result in workers missing their next regularly scheduled work shifts per 200,000 hours worked. Since 2001, Precision's company-wide LTIF has fallen 24%. Precision Drilling International's LTIF in 2004 was 0.11 – this figure along with its TRIF is industry-leading and serves as an impressive example to the entire Corporation, our customers and our peers that the target can be reached.

While we have made improvements, we will not rest until we achieve Target Zero™. In the words of Hank Swartout, "We cannot and will not accept our people being hurt."

Management Commitment

During 2004 in Canada, Precision held "Safety Stand-Down" sessions within all business units during which senior managers visited field locations and met with front line workers to discuss safety issues. "Safety Stand-Down Week" is an industry initiative formally established by the Canadian Petroleum Safety Council, but Precision had been conducting these sessions for several years before they became an industry standard. Over this time, Precision's experience with "Safety Stand-Down" sessions has been so positive that the Corporation is now holding them several times a year for managers and employees of the Canadian Contract Drilling and Energy Services business segments.

Precision has learned that there is great value to be derived from senior management talking, listening and responding to field personnel about safety and our vision, Target Zero™.

In December 2003, Energy Services established a Quality, Health, Safety and Environment Executive Committee, made up of the most senior managers in the segment, to regularly review and discuss its QHSE performance and issues. QHSE introduced a newsletter called "Achieve" to communicate and celebrate Energy Services' QHSE achievements.

Quality

In 2004, the Energy Services business segment had six of its sites audited by external quality management system auditors to verify that active Quality Management Systems were in place and operating effectively. These six audits were successful and in all cases resulted in the facility being registered as ISO 9001-2000 operations. The facilities include one each in Canada, the UK, Abu Dhabi, Oman and two in Germany.

Awards and Recognition

In 2004, Precision received several industry awards for its safety practices during the previous year. Precision greatly values this third-party recognition, which reflects positively on the efforts of all Precision employees to achieve Target Zero™.

Some of our HSE accomplishments include:

* For the second consecutive year, our Precision Well Servicing operating unit received from the Canadian Association of Oil Well Drilling Contractors the 2003 "President's Safety Shield" award for companies with 275,000 man hours or more.
* Precision's Rig 151 in Oman was awarded Shell's Worldwide Land Rig of the Year. This award is based on superior training and handling of a rig. Subsequently, this rig was also recognized for its 11 years without a Lost Time Incident as of December 31, 2004.
* For the third straight year, Precision's Energy Services business segment won the "Carrier Safety Award" from the Petroleum Services Association of Canada (PSAC) for commercial vehicles in the "over 10 million kilometres driven" category. An Energy Services employee also received PSAC's "Safe Driving Award" for 2003.
* In the UK, Energy Services received the 2004 Gold Award from the Royal Society for the Prevention of Accidents. This marked the fourth consecutive year Energy Services has won the award, which recognizes "the achievement of a very high standard of health and safety". They also received a safety award from the British Safety Council.
* Precision's Columbia Oilfield Supply Ltd. and REPPSCO Services Ltd. received the 2003 Best Safety Performance Award from the Workplace Health and Safety section of the Alberta government's Human Resources and Employment department.
* Our CEDA operating unit continues to be recognized by its customers and industry associations for its high safety standards and performance. In 2004, the CEDA team received the Syncrude President's Award for "Most Innovative Environmental, Health and Safety Idea Implemented". This award was based on the introduction of competency-based training, safety audits and the development of the SuperLance™ tool used to remove run limiting fouling in Syncrude's fluid cokers.

2005 Safety Strategy

Precision will continue to focus on employee training and engagement, and the implementation of advanced hazard management tools in pursuit of its Target Zero™ vision.

We will continue to take the necessary steps to ensure that our HSE initiatives cascade through the organization at all levels through all business segments and operating units. We will develop our management systems to ensure a consistent and complementary approach to HSE worldwide.

We will also tap into the HSE knowledge, expertise and success of the people who have joined Precision through the acquisition of the international land drilling rigs. The people associated with these rigs can be viewed as industry leaders in HSE and can only help us strengthen our HSE culture.

COMMUNITY RELATIONS

Precision's Community Relations program plays an important role as we strive to be a good corporate citizen by strengthening our presence in the communities in which we operate.

In 2004, our Corporate Donations program fulfilled close to 60 percent of requests received from our employees, customers, the communities in which we do business, and registered charitable organizations.

These requests fall into 11 categories, including rural and urban community; international aid; women's and seniors' groups; youth; aboriginal; medical and disabilities; the arts; the homeless; educational; the environment and political. In order to provide ongoing support, a number of the donations are made over a three to five-year period, including those to the Alberta Children's Hospital Foundation, Shock Trauma Air Rescue Society (STARS), shelters for abused women and children, medical research and education. In addition, Precision contributes annually to the United Way campaigns in Calgary, Edmonton, Red Deer and Grande Prairie, Alberta.

Precision is proud to sponsor a number of events throughout the year that provide proceeds to charitable organizations, such as the Aga Khan Foundation of Canada's World Partnership Walk, and the Tiger Classic Golf Tournament in support of Ronald McDonald House. As well, the Corporation sponsors Alberta Theatre Projects PlayRite's Festival, special exhibits at the Glenbow Museum in Calgary, Alberta, the Alberta Science and Technology (ASTech) Awards Gala, the Canadian Petroleum Hall of Fame Dinner, and various events to raise funds for environmental conservation groups.

While Precision provides corporate support, our employees and their families are equally committed to the communities in which they live and work. This commitment includes volunteering for local charities, participating in events supporting the Kids' Cancer Care Foundation, Alzheimer's disease, breast cancer, diabetes and other research, the United Way's Days of Caring program, local arts programs, and coaching sports teams.

Internationally, in response to the devastating tsunami which struck the Indian Ocean on December 26, 2004, an area in which Precision has operations and staff, we invited our employees worldwide to contribute to the ongoing relief efforts in South Asia through the agency of their choice, and matched those donations on a two-for-one basis. In Cuidad del Carmen, Mexico, Precision assisted with logistical coordination for the "Gift of Love" program, a Calgary-based initiative which saw local women and children and their mothers travel to Mexico to distribute 2,000 gift bags, sports equipment and school supplies to five schools and one orphanage.

Precision also recognizes the value of a post-secondary education. The Corporation supports children of employees through its Employees' Dependent Scholarship Program. Scholarships are awarded to applicants pursuing studies at university, college, technical or arts facilities, who demonstrate superior academic performance, work experience and community leadership. Precision also contributes to scholarships at the Southern Alberta Institute of Technology in Calgary, Alberta and Grant McEwan Community College in Edmonton, Alberta.




From top left to right:

W.C. (MICKEY) DUNN

ROBERT J. S. GIBSON

PATRICK M. MURRAY

FREDERICK W. PHEASEY

ROBERT L. PHILLIPS

HANK B. SWARTOUT

H. GARTH WIGGINS







THE BOARD OF DIRECTORS

W.C. (MICKEY) DUNN [2][3]
Age: 51
Edmonton, Alberta
Mr. Dunn has been a member of Precision's Board of Directors since September 1992. He has held the position of Chairman of True Energy Ltd., a publicly traded oil and gas exploration company since January 2000. He is a founding shareholder and director of Rentcash Inc., and a director of Meridian Energy Inc. Previously he was President and a director of Cardium Service and Supply Limited.

ROBERT J. S. GIBSON [1][3]
Age: 58
Calgary, Alberta
Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He has been a Director of Precision since June 1996.

PATRICK M. MURRAY [1]
Age: 62
Dallas, Texas
Mr. Murray is Chairman of the Board and Chief Executive Officer of Dresser Inc., and has been a Director of Precision since July 2002. A member of the American Petroleum Institute and the Society of Petroleum Engineers, Mr. Murray is also a board member of the World Affairs Council of Greater Dallas, the Valve Manufacturers Association, the Petroleum Equipment Suppliers Association and Houston-based Harvest Natural Resources Inc.

FREDERICK W. PHEASEY [2][3]
Age: 62
Edmonton, Alberta
Mr. Pheasey is currently a director of National Oilwell Inc. Previously he was the founder and Board Chairman of Dreco Energy Services, which was acquired by National Oilwell in 1997. Mr. Pheasey has been a Director of Precision since July 2002.

ROBERT L. PHILLIPS [2][3]
Age: 54
Vancouver, British Columbia
Mr. Phillips joined Precision's Board of Directors in May 2004. Most recently, he was President and Chief Executive Officer of the BCR Group of Companies from 2001 to 2004. Previously, he was Executive Vice President of MacMillan Bloedel Limited, President and Chief Executive Officer of PTI Group Inc., and President and Chief Executive Officer of Dreco Energy Services Ltd. Mr. Phillips also serves on the Boards of several major Canadian corporations including Epcor Utilities Inc., Canadian Western Bank and MacDonald, Dettwiler and Associates Ltd.

HANK B. SWARTOUT
Age: 53
Calgary, Alberta
Mr. Swartout has been Chairman, President and Chief Executive Officer of Precision since 1985. Previously he held positions as Manager of Bawden Western Oceanic Offshore, Vice President of Rig Design and Construction for Dreco, and Manager of Construction for Nabors Drilling Canada.

H. GARTH WIGGINS [1]
Age: 56
Calgary, Alberta
Mr. Wiggins has been the President of a private investment firm, Kamloops Money Management, since 1993. He is also currently a Principal of Kenway, Mack, Slusarchuk, Stewart Chartered Accountants. Previously he was Vice President Finance and Chief Financial Officer of Tri Link Resources Ltd. and a partner of Farvolden, Wiggins, Balderston Chartered Accountants. He has been a Director of Precision since September 1997.

[1] Audit Committee member
[2] Compensation Committee member
[3] Corporate Governance and Nominating Committee member

CORPORATE GOVERNANCE

Precision's Board of Directors is comprised of experienced, proven leaders representing a diverse group of professions and industries in Canada and the United States. Together, the Directors work to help Precision realize its full potential by sharing their creative vision, initiative and sense of how outside events and developments can affect Precision's future. They bring sound judgment, integrity and independence of thought to the task and are encouraged to speak their minds, while respecting others, so that different viewpoints can flourish in the process of developing a sensible consensus.

The Board has formally adopted and published on Precision's website a set of Corporate Governance Guidelines which affirms Precision's commitment to maintaining a high standard of corporate governance.

Our Code of Business Conduct and Ethics (the Code), adopted by the Board, expresses fundamental principles that guide the Board in its deliberations and shape Precision's activities worldwide. The Code applies to the members of the Board, the Chief Executive Officer (CEO), the Chief Financial Officer and all employees throughout the organization. It incorporates our guiding principles: upholding the law, honouring trust, fairness, objectivity, confidentiality, integrity and corporate and individual responsibility. It creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if standards of conduct are not upheld. In addition, the CEO and the principal financial officers of Precision have signed a Code of Ethics. The text of both of these documents can be found in the Corporate Governance section of Precision's website at www.precisiondrilling.com.

Precision's common shares are listed on the Toronto (TSX) and New York (NYSE) stock exchanges. Under the rules of the TSX, Precision is required to disclose information relating to its system for corporate governance. Precision's disclosure addressing each of the TSX's guidelines is set out in Schedule 'A' to the Management Information Circular issued in connection with the 2005 Annual and Special Meeting of the Shareholders, and can also be found in the Corporate Governance section of Precision's website at www.precisiondrilling.com.

Applicable NYSE rules with respect to disclosure of corporate governance practices do not require a foreign issuer to comply with its corporate governance practices, except for certain audit committee and other specified requirements which includes a foreign issuer, such as Precision, to disclose the significant ways in which Precision's corporate governance practices differ from those required of domestic companies under NYSE listing standards. Precision's governance practices comply with the NYSE rules in almost all significant respects. The disclosure of those differences can be found in the Corporate Governance section of Precision's website at www.precisiondrilling.com.

Precision's Board regularly reviews its corporate governance practices in light of developing requirements in this field. As new provisions come into effect, the Board will reassess its corporate governance practices and implement changes where appropriate.

Independence of the Board

A majority of the Board of Precision must be resident Canadians and must qualify as independent and unrelated directors in accordance with the applicable rules of the TSX, the NYSE and Canadian and U.S. securities laws. To assist it in making determinations as to the independence of members of the Board of Directors and its committees, the Board has adopted categorical standards of independence as permitted by the NYSE. A Director who qualifies as independent under this policy is both "unrelated" to Precision within the meaning of the TSX guidelines and "independent" under the NYSE rules. Six of the seven members of Precision's Board are independent and unrelated to Precision. The only related Director is

Hank B. Swartout, Chairman of the Board, President and Chief Executive Officer of Precision. The Board has concluded that Mr. Swartout's dual role does not impair the Board's ability to function independently of management. Mr. Swartout's extensive knowledge of Precision's business is beneficial to other members of the Board. To further reinforce and maintain independence, the Board appoints a Lead Director, each quarter, from the independent Directors at each regularly held in-camera session. The Lead Director is responsible for ensuring that meeting agendas include the areas of interest of the Board and developing the agenda for, and presiding over in-camera sessions and acting as principal liaison between the non-management Directors and the CEO on matters dealt with during the in-camera sessions. In addition, the Board has adopted the more stringent definition of independence for members of the Board committees. This stringent definition of independence corresponds to the audit committee member independence qualification within the meaning of the Sarbanes-Oxley Act of 2002 (SOX). To meet the SOX audit committee qualification, a director must not, directly or indirectly, accept any consulting, advisory or other compensatory fee from the Corporation nor be an affiliated person of the Corporation or any subsidiary other than in such director's capacity as a member of the board or any committee.

Responsibilities of the Board

Precision's Board members are stewards of the organization. The Board of Precision oversees the management of the business affairs of Precision, discharging its responsibilities either directly, through Board committees or through management. The delegations of authority conform to statutory limitations specifying responsibility of the Board that cannot be delegated to management. Any responsibilities not delegated to management remain with the Board and its committees. The Board encourages Precision's management, led by the President and CEO, to be strong leaders and make clear and appropriate executive decisions.

Among the Board's activities derived from these responsibilities are:

* With the assistance of senior management who report on the risks of Precision's business, consider, and have input into, the assessment and management of those risks on a regular basis. In addition, the Board receives quarterly environmental incident reports, reports on legal issues and compliance reports;
* Appoint the Chief Executive Officer, and be consulted on the appointment of other senior officers and be responsible for the consideration of succession issues;
* Through the Compensation Committee, to formally review and approve the Chief Executive Officer's remuneration and performance;
* Through the Corporate Governance and Nominating Committee, to nominate Directors and evaluate Board performance;
* Hold an annual strategic planning session at a special meeting of the Board and senior management; and
* Engage outside advisors, if necessary, at Precision's expense.

At each regularly scheduled Board meeting, the Board meets without management present to ensure that the Board is able to discharge its responsibilities independently of management.

A complete guideline of Director responsibilities can be found in the Corporate Governance section of Precision's website at www.precisiondrilling.com.

Director Orientation and Continuing Education

The Board of Precision will establish or identify and provide access to appropriate orientation programs, sessions or materials for newly-elected Directors of Precision for their benefit either prior to or within a reasonable period of time after their nomination or election as a Director. Precision will encourage, but not require, Directors to periodically pursue or obtain appropriate programs, sessions or materials as to the responsibilities of Directors of publicly-traded companies.

In 2004, the Chairman of the Corporate Governance and Nominating Committee met individually with each Director to discuss the overall effectiveness and performance of the Board and its committees. In addition, each Director completed individual peer assessments, the results of which were reviewed by the Chairman of the Corporate Governance and Nominating Committee who provided feedback if required. The Chairman of the Corporate Governance and Nominating Committee also met with each Director to assess the performance of the Chairman of the Board.

Shareholdings of Board Members

	Common shares owned (1)	Stock options held (1)
W.C. (Mickey) Dunn	6,300	10,000
Robert J.S. Gibson	24,000	10,000
Patrick M. Murray	5,000	15,000
Frederick W. Pheasey	nil	20,000
Robert L. Phillips	1,000	20,000
Hank B. Swartout	424,089	900,000
H. Garth Wiggins	6,100	10,000

(1) As at March 9, 2005

Communications Policy

Precision has a written Communications Policy pertaining to dealing with the media and with respect to all continuous disclosure and public reporting requirements to its shareholders and the investment community. Issues arising from this Communications Policy are dealt with by a committee of officers of the Corporation consisting of the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President Operations Finance, the Vice President and Chief Accounting Officer, the Corporate Secretary, and legal counsel. The disclosed information is released through newswire services, the internet website and mailings to shareholders.

Communication with the Board

Shareholders and other interested parties may communicate with the Board by contacting the Corporate Secretary's office. All communications received will be reviewed and delivered to appropriate members of the Board, including the Chairman. The process for communication with the Corporate Secretary's office is posted on Precision's website at www.precisiondrilling.com.

Committees of the Board

The Board of Directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Directors, committees or members of a committee have the right to engage an outside advisor at Precision's expense. The Board delegates certain work to Board committees. This allows in-depth analysis of issues by the committees and more time for the full Board to discuss and debate items of business. Complete Charter and Terms of Reference of the Board committees are available on the Corporate Governance section of Precision's website at www.precisiondrilling.com.

Audit Committee

The Audit Committee consists of Patrick M. Murray (Chairman), H. Garth Wiggins and Robert J.S. Gibson, all of whom are unrelated Directors and all of whom are independent under the rules of the NYSE. The Audit Committee met six times in 2004.

It is critical that the external audit function, a mechanism key to investor protection, is working effectively and efficiently, and that information is being relayed to the Board of Directors in an accurate and timely fashion. The activities of the Audit Committee are fundamental to the process. The Audit Committee has the responsibility for overseeing the development and maintenance of Precision's systems for financial reporting. Accounting for transactions and internal controls lies with senior management with oversight responsibilities vested in the Board of Directors.

The Audit Committee is a permanent committee of the Board whose purpose is to assist the Board by dealing with specific issues including:

* Those that may affect the integrity of financial reporting to the shareholders, accounting and internal controls;
* Precision's compliance with legal and regulatory requirements as they relate to financial reporting matters;
* The performance of Precision's internal audit function and its independent Auditor; and
* Conducting an evaluation of the external Auditor's qualifications and independence.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Audit Committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities. The Audit Committee shall have the authority to set and pay the compensation for any advisors employed by the Audit Committee.

The Audit Committee has established processes for the confidential receipt and handling of employee complaints (Whistleblower Hotline) which can be accessed anonymously through the internet, by email or by voicemail. Additional information about the Whistleblower Hotline can be found on Precision's website at www.precisiondrilling.com.

The Audit Committee's mandate is to:

* Review the annual financial and quarterly statements prepared for distribution to the shareholders;
* Report through the Chairman to the Board of Directors following each meeting of the Audit Committee. The report would outline the nature of discussions and the major decisions reached by the Committee;
* Recommend to the Board of Directors the external Auditor to be appointed as the Auditor of the Corporation and the compensation of such external Auditor;
* Require the external Auditor to report directly to the Audit Committee;
* Pre-approve all non-audit services to be provided to the Corporation or subsidiary entities by the Corporation's external Auditor. The Audit Committee may delegate to the Chairman of the Audit Committee the authority to pre-approve non-audit services. Non-audit services that have been pre-approved by the Chairman of the Audit Committee must be presented to the Audit Committee at its first scheduled meeting following such pre-approval;
* Review and discuss with management and the external Auditor, as applicable, (a) major issues regarding accounting principles and financial statement presentations including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the external Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative Canadian Generally Accepted Accounting Principles ("GAAP") methods on the financial statements; (c) any management letter provided by the external Auditor and the Corporation's response to that letter and any other material written communication between the external Auditor and management; (d) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external Auditor's activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation; and (f) earnings press releases (paying particular attention to any use of "pro forma" or "adjusted" "non-GAAP information"), as well as financial information and earnings guidance (generally on a case-by-case basis) provided to analysts and rating agencies;
* Discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies;
* Annually request and review a report from the external Auditor regarding (a) the external Auditor's quality-control procedures; (b) any material issues raised by the most recent quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (c) any steps taken to deal with any such issues; and (d) all relationships between the external Auditor and the Corporation;
* Evaluate the qualifications, performance and independence of the external Auditor, including a review and evaluation of the lead partner of the external Auditor and set clear hiring policies for employees or former employees of the external Auditor;
* Ensure that the lead audit partner of the external Auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002, and further consider rotation of the external Auditor's firm itself;

Audit Committee mandate continued:

* Discuss with management and the external Auditor any accounting adjustments that were noted or proposed by the external Auditor but were not adopted (as immaterial or otherwise);
* Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;
* Review other financial information included in the Corporation's Annual Report to ensure that it is consistent with the Board of Directors' knowledge of the affairs of the Corporation and is unbiased and non-selective;
* Review the Management's Discussion and Analysis component of the Annual Report and the quarterly reports;
* Take steps to ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assessing the adequacy of those procedures;
* Prepare any report required by law, regulations or exchange requirement to be included in the Corporation's periodic reports;
* Meet at least four times a year on a quarterly basis or more frequently as circumstances require, and at least annually with the internal and external Auditor of the Corporation;
* Report regularly to the Board of Directors of the Corporation;
* Review planning for, and the results of, the annual external audit and solely approve:
  - The external Auditor's engagement letter as agreed between the external Auditor and financial management of the Corporation;
  - The reasonableness of audit fees as agreed between the external Auditor and corporate management;
  - Audit scope, including locations to be visited, areas of audit risk, materiality as it affects audit judgment, timetable, deadlines, coordination with internal audit;
  - The audit report to the Corporation's shareholders and any other reports prepared by the external Auditors;
  - The informal reporting from the external Auditors on accounting systems and internal controls, including management's response;
  - Non-audit related services provided by the external Auditor;
  - Assessment of the external Auditor's performance;
  - The external Auditor's appointment or re-appointment or replacement.
* Review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes;
* Consider and review the following issues with management and the head of internal audit:
  - Significant findings of the internal audit group as well as management's response to them;
  - Any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;
  - The internal auditing budget and staffing;
  - The Audit Services Charter;
  - Compliance with the The Institute of Internal Auditors' *Standards for the Professional Practice of Internal Auditing;*
* Approve the appointment, replacement, or dismissal of the head of the internal audit group; and
* Direct the head of the internal audit group to any review specific areas the Committee deems necessary.

In addition, the Audit Committee shall hold in-camera meetings with representatives of the external and internal auditors to discuss the audit related issues including the quality of accounting personnel.

The Audit Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board.

The Audit Committee shall also carry out an annual performance evaluation of that Committee and review and reassess annually the adequacy of the charter and recommend changes, as appropriate to the Board of Directors.

All members of the Audit Committee must be financially literate (having the ability to understand balance sheets, income statements, cash flow statements and related notes to the consolidated financial statements) and at least one member must qualify as a financial expert within the meaning of rules adopted by the U.S. Securities and Exchange Commission pursuant to SOX, by having accounting or related financial management expertise. Patrick M. Murray and H. Garth Wiggins both qualify as financial experts.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee consists of Robert J.S. Gibson (Chairman), W.C. (Mickey) Dunn, Frederick W. Pheasey, and Robert L. Phillips, all of whom are independent and unrelated Directors. The Corporate Governance and Nominating Committee met five times in 2004.

The Corporate Governance and Nominating Committee has the general responsibility for developing and monitoring Precision's approach to corporate governance matters and is responsible for recommending to the Board its size, composition and membership, succession planning for Directors and Board committee structure.

The Corporate Governance and Nominating Committee's mandate is to:

* Set criteria for Board members, identify individuals qualified to become board members and, at the direction of the Board, either select or recommend that the Board select, the director nominees for the next Annual General Meeting of Shareholders;
* Develop and recommend a set of corporate governance principles applicable to the Corporation;
* Assess annually the effectiveness of the Board as a whole, the various committees of the Board (including the Committee) and the contribution of individual Directors and make any necessary recommendations to the Board in relation thereto;
* Make recommendations to the Board as to the members of the various committees of the Board, taking into account the eligibility for membership on such committees based upon applicable laws, rules and regulations;
* Ensure the provision of appropriate orientation for new Directors and availability of continuing education programs for all Directors;
* Establish and monitor procedures for administering the relationship of the Board with the Corporation's management and ensure that the Board can function independently of management and ensure that the Chairmen of the various committees of the Board shall have unimpeded access to senior management;
* Ensure that there is a process to allow all levels of employees access to appropriate Board members to bring "Whistleblower" issues to the Board which are not being adequately dealt with by management of the Corporation;
* Establish and monitor procedures to ensure that the Board is made aware of current and evolving legislation, regulations and guidelines relating to applicable corporate governance issues pertaining to regulated public issuers;
* Establish and monitor procedures which will enable an individual Director to engage an outside advisor at the expense of the Corporation under appropriate circumstances on the basis that such procedures shall allow the Committee to retain the discretion to approve the reasonableness and costs for such engagement;

The Corporate Governance and Nominating Committee's mandate continued:

* Provide a report on corporate governance on a yearly basis to be included in the Management Information Circular for the Annual General Meeting, which report shall compare the corporate governance practices of the Corporation to the stated criteria listed in the Toronto Stock Exchange Report on Corporate Governance. This report shall also take into account other corporate governance requirements required by the New York Stock Exchange and other applicable entities that have jurisdiction over the Corporation;
* Review and reassess, at least annually, the adequacy of the Corporate Governance Guidelines of the Corporation and recommend any proposed changes to the Board for approval;
* Review and reassess, annually, the adequacy of the Corporate Governance and Nominating Committee Terms of Reference and recommend any proposed changes to the Board for approval; and
* Report, on a regular basis to the Board, on its deliberations.

COMPENSATION COMMITTEE

The Compensation Committee consists of Frederick W. Pheasey (Chairman), W.C. (Mickey) Dunn and Robert L. Phillips, all of whom are independent and unrelated Directors. The Compensation Committee met two times in 2004.

The Compensation Committee discharges the Board's responsibilities relating to compensation of Precision's executives and produces an annual report on executive compensation for inclusion in Precision's management information circular and proxy statements in accordance with applicable rules and regulations.

The Compensation Committee's mandate is to:

* Review and approve the Corporation's goals and objectives relevant to the CEO's compensation and to recommend for approval by the independent directors, the CEO's compensation package in light of the goals and objectives;
* Evaluate the CEO's performance on an annual basis as such performance relates to the established goals and objectives;
* Make recommendations to the Board with respect to incentive compensation and equity based plans;
* Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans and review and monitor awards under such plans;
* Review with the CEO of the Corporation and comment upon: (a) the compensation plans for senior executive officers of the Corporation; and (b) recommendations for the appointment of senior executive officers prior to consideration by the Board of Directors;
* Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or senior executive compensation and shall have the sole authority to approve the consultant's fees and other retention terms as it relates to such evaluation. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors;
* Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Compensation Committee shall annually review its own performance;
* Annually review and recommend the compensation for non-employee Directors; and
* Review executive compensation disclosure before the public disclosure by the Corporation.

Director Compensation

The Board, through its Compensation Committee, periodically reviews the adequacy and form of compensation for its Directors. The Board considers their commitment, comparative fees, responsibilities and potential liabilities in determining remuneration. During the 2004 fiscal year, compensation was in the form of an annual honorarium payment of US$16,000 and meeting fees of US$1,000 per meeting for attendance in person and US$500 for attendance by telephone. The Chairmen of the Compensation Committee and the Corporate Governance and Nominating Committee are also entitled to a yearly honorarium of US$5,000 and the Chairman of the Audit Committee is also entitled to receive a yearly honorarium of US$10,000. Members of the Audit Committee receive meeting fees of US$2,000 per meeting for attendance in person and US$500 for attendance by telephone. The Lead Director receives US$2,000 per meeting for attendance in person. For Directors required to travel more than three hours by air to Board or committee meetings, a travel allowance of US$1,000 is paid. In addition, each non-executive Director has been granted options to purchase common shares of the Corporation ("Options") with an exercise price equal to the market price of the Corporation's Common Shares at the time of the grant.

Summary of Board, Committee Meeting Attendance and Total Compensation Paid

Director	Board[1] Meetings Attended	Committee[1] Meetings Attended	Meeting[2] Fees US$	Committee Board Retainer US$	Chair Retainer US$	Travel Allowance US$	Total Fees US$	Expenses[3] Paid CDN$
W. C. (Mickey) Dunn	8/8	7/7	18,000	16,000	NIL	1,000	35,000	771
Robert J.S. Gibson	8/8	11/11	23,500	16,000	5,000	N/A	44,500	NIL
Murray K. Mullen[4]	5/8	2/2	9,000	8,000	2,500	NIL	9,500	NIL
Patrick M. Murray	8/8	6/6	17,500	16,000	7,500	10,000	51,000	23,128
Frederick W. Pheasey[5]	8/8	6/7	15,000	16,000	2,500	N/A	33,500	13,309
Robert L. Phillips[6][7]	3/8	2/7	9,000	16,000	NIL	NIL	25,000	5,195
Hank B. Swartout[8]	8/8	N/A	N/A	N/A	N/A	N/A	N/A	N/A
H. Garth Wiggins	8/8	6/6	25,000	16,000	NIL	NIL	41,000	68

(1) *Attendance in person or by telephone.*

(2) *Includes Lead Director fees, attendance at Strategic Planning Meetings and attendance at meetings held with management on behalf of the Board.*

(3) *Expenses that are incurred by each Director related to Board or Committee meeting attendance are reimbursed.*

(4) *Mr. Mullen resigned from the Board of Directors on October 14, 2004.*

(5) *Mr. Pheasey attended 5/5 Corporate Governance and Nominating Committee meetings. Mr. Pheasey was appointed to the Compensation Committee on July 27, 2004 and attended all Committee meetings subsequent to that appointment.*

(6) *Mr. Phillips was elected to the Board May 11, 2004. Mr. Phillips attended 3/3 Board meetings held subsequent to his election.*

(7) *Mr. Phillips was elected to the Board May 11, 2004 and was appointed to the Corporate Governance and Nominating Committee on that same date. Mr. Phillips attended 2/3 meetings of that committee held subsequent to that appointment. Mr. Phillips was appointed to the Compensation Committee on October 27, 2004. There have been no Compensation Committee meetings held subsequent to Mr. Phillips' appointment to that committee.*

(8) *Hank B. Swartout is a member of Management, therefore does not receive retainer or meeting fees.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis, prepared as at March 9, 2005, focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield and industrial service sectors. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the audited Consolidated Financial Statements and the related notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles between Canada and the United States are described in Note 15 to the Consolidated Financial Statements. Additional information relating to Precision Drilling Corporation, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.

HIGHLIGHTS

(Stated in thousands of Canadian dollars, except per share amounts, which are presented on a diluted basis)

Years ended December 31,	2004	Increase (Decrease)	2003	Increase (Decrease)	2002	Increase (Decrease)
Revenue	2,325,216	425,069	1,900,147	349,549	1,550,598	(247,539)
% change		22%		23%		(14%)
Operating earnings [1]	424,453	142,975	281,478	139,124	142,354	(210,881)
% change		51%		98%		(60%)
Earnings from continuing operations	249,587	69,684	179,903	98,680	81,223	(90,600)
% change		39%		121%		(53%)
Net earnings	247,404	66,930	180,474	95,488	84,986	(101,548)
% change		37%		112%		(54%)
Earnings per share from continuing operations	4.26	1.01	3.25	1.77	1.48	(1.69)
% change		31%		120%		(53%)
Net earnings per share	4.22	0.96	3.26	1.71	1.55	(1.89)
% change		29%		110%		(55%)
Cash flow from continuing operations	444,800	191,827	252,973	64,550	188,423	(233,722)
% change		76%		34%		(55%)
Net capital spending	252,604	(37,900)	290,504	50,961	239,543	(101,418)
% change		(13%)		21%		(30%)

[1] *Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.*

Financial Position and Ratios

(Stated in thousands of Canadian dollars)

Years ended December 31,	2004	2003	2002
Working capital	$ 557,311	$ 248,994	$ 217,788
Working capital ratio	2.5	1.6	1.6
Long-term debt (1)	$ 718,870	$ 399,422	$ 514,878
Total assets	$ 3,850,773	$ 2,938,608	$ 2,775,747
Long-term debt to long-term debt plus equity (1)	0.24	0.19	0.25
Long-term debt to cash flow from continuing operations (1)	1.6	1.6	2.7
Interest coverage (2)	9.0	8.0	4.1

(1) *Excludes current portion of long-term debt which is included in working capital.*

(2) *Operating earnings divided by net interest expense.*

Economic conditions for the energy industry showed significant improvement in 2004 with crude oil and natural gas prices maintaining their historically high levels. In May, Precision completed two unique acquisitions that significantly advanced the Corporation's strategy to be a global oilfield service provider. These two factors drove the 22% increase in revenue with a 37% increase in net earnings, demonstrating the high degree of operating leverage in our business.

The acquisition of 31 internationally based land rigs and associated support equipment brought far more than just high quality tangible assets to Precision. The management and employees associated with the acquired rigs have established the group as a long-term and highly regarded player in the Middle East market. This acquisition also uniquely positions Precision to offer our international customers an integrated package of products and services, combining our drilling expertise with the products and services of our Energy Services segment. Our strategy for the international drilling segment in 2005 will be to leverage our existing asset and knowledge base in deep drilling in order to maximize rig utilization within existing markets where we have a presence.

The acquisition of Reeves added a unique dimension to our formation evaluation business. Their tools and service lines not only complement the existing Precision product lines for formation evaluation, but also provide a new offering of conveyance methods for delivering critical subsurface information. These service offerings bring increased market penetration for Precision in the North American land based wireline business. The combined portfolio of services will also provide the Corporation with a significant sustainable competitive advantage in international markets.

We recognized that the group previously identified as Technology Services needed to be further streamlined during 2004 with the objective of positioning this group solidly in the mainstream of drilling activity around the world. With this in mind, we branded the entities within this group under the name Precision Energy Services to provide a single identity for our global service lines. We continue to focus our efforts on those technologies and services that are needed in the development or exploitation of the maturing oil and gas fields around the world.

Energy Services had a much improved year financially. Revenue increased by 26% and operating earnings improved to $37 million from a loss of $4 million in 2003 reflecting the impact of refocusing our efforts and the development and implementation of our product line strategies.

Although international revenue sources grew to 37% of total revenue in 2004 compared to 30% in 2003, the Canadian market, and our Canadian Contract Drilling group in particular, continued to be the foundation of our company. Our Canadian businesses experienced one of the most active years on record with nearly 22,000 wells being drilled. The resulting high demand for our services lead to improved pricing for the majority of our product lines.

Summary of Income Statement
(Stated in thousands of Canadian dollars)

Years ended December 31,	2004	2003	2002
Operating earnings (loss)			
Contract Drilling	$ 399,487	$ 284,850	$ 183,859
Energy Services	36,719	(3,847)	(40,033)
Rental and Production	40,026	39,067	29,913
Corporate and Other	(51,779)	(38,592)	(31,385)
	424,453	281,478	142,354
Interest, net	46,909	35,050	35,123
Dividend income	–	–	(39)
Gain on disposal of investments	(4,899)	(3,355)	(900)
Earnings from continuing operations before income taxes and non-controlling interest	382,443	249,783	108,170
Income taxes	131,558	69,880	26,947
Earnings from continuing operations before non-controlling interest	250,885	179,903	81,223
Non-controlling interest	1,298	–	–
Earnings from continuing operations	249,587	179,903	81,223
Discontinued operations	(2,183)	571	3,763
Net earnings	$ 247,404	$ 180,474	$ 84,986

Economic Drivers of the Global Oilfield Services Business

Carbon-based fuels account for over 80% of the world's energy sources with hydrocarbons (crude oil and natural gas) combining to supply over 60% of the world's energy needs. Coal has been used for over 200 years, crude oil for over 140 years and natural gas for 50 years. Hydro and nuclear electric power is contributing to the world's total energy supply as are alternative energy sources such as solar and wind. As history has proven, however, it takes decades, if not centuries, to displace energy sources. Before carbon-based fuels can be replaced in any meaningful way, significant research and development is required to perfect economic production methods and massive investment is required to build distribution networks and to replace energy transfer devices such as internal combustion engines. As a result, hydrocarbon production will remain critical to the world's energy needs for the foreseeable future with demand forecasted by many to continue to increase.


2002 WORLD ENERGY PRODUCTION BY SOURCE (Quadrillion Btu)
Source: Energy Information Administration
175
150
125
100
75
50
25
0
Crude Oil and NGPL (1)
Coal
Natural Gas
Nuclear Electric Power
Hydro-electric Power
Geothermal and Other (2)

(1) *Natural gas plant liquids.*

(2) *Net electricity generation from wood, waste, solar, and wind.*

The provision of these commodities to the consuming public involves a number of players, each of which take on different risks in the process of exploring for, producing, refining and distributing hydrocarbons and its associated refined by-products. Exploration and production companies assume the risk of finding hydrocarbons in pools of sufficient size to economically develop and produce the reserves. The economics of exploration and production is dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the price at which those products can be sold. The wider the margin, the more incentive there is to undertake the activities involved in the process of finding and development.

These activities include acquiring access to prospective lands, shooting seismic to detect the presence of hydrocarbons, drilling wells and measuring the characteristics of subsurface geological formations. Exploration and production companies hire oilfield service companies to perform the majority of these services. The revenue for an oilfield service company is an exploration and production company's finding and development costs.


OILFIELD SPENDING WORLDWIDE
6%
5%
26%
17%
Reservoir Info
Drilling Related Services
Infrastructure
Production/Maintenance

The worldwide oilfield services industry is a $100+ billion business.
Source: Spears & Associates, Morgan Stanley Research

Providing these oilfield services incorporates three main elements: people, technology and equipment. Attracting, training and retaining qualified employees is the single biggest challenge for a service company. Exploration and production activities are taking place in an ever increasing variety of surface and subsurface conditions. Developing technology and building equipment that can withstand increasing physical challenges and operate more efficiently is key to maintaining and improving the economics of crude oil and natural gas production. The primary economic risks assumed by oilfield service companies are the volatility of activity levels that translate into utilization rates for its investment in people, technology and equipment, and cost control to maximize the margins earned.

The economics of a service company are thus largely driven by the current and expected price of crude oil and natural gas, which are determined by the supply and demand for the commodity. Since crude oil can be transported relatively easily, it is priced in a world wide market, which is influenced by a wide array of economic and political factors. Natural gas is priced in more local markets due to the requirement to transport this gaseous product in pressurized pipelines, although this is changing slowly with the emergence of liquified natural gas ("LNG").


20 YEARS OF OIL PRICES AND GLOBAL RIG COUNTS
US$/Bbl
60.00
50.00
40.00
30.00
20.00
10.00
0
Rig Count
4,500
3,750
3,000
2,250
1,500
750
0
Jan 85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
Rigs

Price increases over the last two years appear to have moved crude oil prices into a new paradigm supported by supply and demand fundamentals. World oil demand increased in both 2003 and 2004 as a result of growing world economies led by China and India. While perhaps not at the same pace, many prognosticators are forecasting this growth in demand to continue. Crude oil production however, has not kept pace with the growing demand. In particular, OPEC's excess production capacity has hit 30-year lows. Providing further support for crude oil prices are continued global geopolitical risks, in particular the possibility of further terrorism in Iraq and Saudi Arabia, political uncertainty in Russia and instability in Nigeria and Venezuela. The decline in world surplus production capacity has increased OPEC's ability to maintain pricing at these levels as has a slowing in the growth of non-OPEC oil production.


WTI OIL AND HENRY HUB GAS PRICES
US$/Bbl
US$/Mcf
60
48
36
24
12
0
10
8
6
4
3
0
Jan 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
US$/Mcf
US$/Bbl
4 Year Oil Average
Source: Bank of America, Bloomberg, Natural Gas Week, Reuters, EIA

As illustrated above, natural gas prices tend to move in lock step with crude oil prices maintaining the price per unit of energy content of each fuel relatively consistent. This pricing relationship may be disrupted for short periods of time due to oversupply or excess demand for natural gas in local market areas. The fundamentals of energy supply and demand discussed earlier, however, bode well for the continuance of strong natural gas prices.

Precision's Development in the Oilfield Services Business

Precision operates on a global basis and provides a wide array of services to its customers. From its drilling rig roots to oilfield well servicing, wireline, drilling & evaluation and production services to rental equipment offerings, the customer remains our focus. Further the Corporation retains a significant and growing industrial cleaning and production business in "downstream" oilfield production facilities that include North America refineries and oil sands mining and upgrading in northern Alberta.

Precision conducts its business through three segments. The Contract Drilling segment includes drilling rigs, service rigs and snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and the manufacture, sale and repair of drilling equipment. The Energy Services segment includes wireline, drilling & evaluation and production services. The Rental and Production segment includes oilfield equipment rental services and industrial process services.

The following graphs illustrate how each of the Contract Drilling, Energy Services and Rental and Production segments have historically contributed to Precision's profitability and investment.


REVENUE ($ Millions)
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
Contract Drilling
Energy Services


OPERATING EARNINGS ($ Millions)
500
400
300
200
100
0
-100
2001
2002
2003
2004
Contract Drilling
Energy Services


CAPITAL SPENDING ($ Millions)
(before acquisitions)
350
300
250
200
150
100
50
0
2001
2002
2003
2004
Contract Drilling
Energy Services

CONTRACT DRILLING

The Contract Drilling segment brought a new dynamic to its business in 2004 with the acquisition of 31 internationally based land rigs in May. Prior to this, the international strategy was to grow our rig count in select regions where our technology, which had been proven in the Canadian market place, differentiated us from the competition and where a significant presence could be established. The acquisition changed that approach somewhat by adding established businesses complete with high quality equipment and, more importantly, experienced senior management and long serving, indigenized field personnel. Of particular interest to Precision was the instant economies of scale and credibility added to our Middle East presence where the newly acquired business had been operating for over 40 years.

The Canadian business units within the segment are well established. Each core business unit has undergone asset growth and has a lead market role within Canada. The strength to successfully integrate acquisitions with vertical integration within and between related ancillary business units has been developed through the handling of acquisitions over the past 20 years.

Precision's roots began in western Canada as a land drilling contractor and the Corporation's development has matched that of the WCSB. Initially founded in 1985 as Cypress Drilling Ltd., the business quickly grew from four drilling rigs to 19 with the reverse takeover in 1987 of Precision Drilling Ltd., a company formed in 1952. Over the following decade a series of nine acquisitions expanded the Canadian drilling rig fleet to 200 as of May 1997 and a 40% market share of industry rigs. International operations in Venezuela commenced in 1992 with the Sierra Drilling acquisition. Diversification into service rigs and snubbing operations came with the 1996 acquisition of EnServ Corporation. In the second half of the year 2000, Precision became fully vested in the Canadian service rig business as the CenAlta Energy Services Inc. acquisition created a combined fleet of 257 service rigs and a leading industry market share of 28%. The additional acquisition in 2000 of coil tubing drilling rigs and other shallow drilling rigs rounded out key milestones in our Canadian asset base growth.

While each business unit is at its own stage in the business life cycle continuum, drilling has matured the most over the past three years. Today the business has developed critical equipment mass and employee depth. It has developed integrity-based systems that enable the business to evolve in meeting fundamental industry challenges while delivering better profit and safety performance. Employee retention and seasonal cycles remain a huge manpower challenge for the industry. This condition is rather unique in that there is a reasonable supply of equipment; it is the people element that keeps the market in tight supply. The supply of experienced people yields profit leverage for oilfield service companies, not just the "iron".

Core Business Assets

	Five Year History, end of year status				
	2004	2003	2002	2001	2000
International (beyond Canada and the U.S.)					
Drilling rigs	48	19	16	15	12
United States					
Drilling rigs	–	1	1	4	2
Canada					
Drilling rigs – 32% of industry	229	225	226	229	230
Service rigs – 27% of industry	239	239	240	257	257
Rig assist snubbing units – 33% of industry	26	25	23	24	19
Oilfield drilling camps – 25% of industry	87	88	74	74	74
Enabling infrastructure (Canada – in square feet)					
Equipment manufacture facility	48,000	48,000	48,000	48,000	38,000
Consumable supply procurement and distribution facility	40,000	40,000	40,000	40,000	40,000

The following tables provide a worldwide summary of Precision's drilling and service rig fleets.

		2004			2003		
Type of Drilling Rig	Depth	Canada	International	Total	Canada	International	Total
Single	to 1,200 m	16	–	16	17	–	17
Super Single®	to 2,500 m	21	3	24	16	4	20
Double	to 3,500 m	95	10	104	96	7	103
Light triple	to 3,600 m	45	10	52	47	8	55
Heavy triple	to 9,150 m	41	25	70	39	0	39
Coiled tubing	to 1,500 m	11	–	11	11	–	11
Total fleet		229	48	277	226	19	245

Type of Service Rig	2004	2003	2002	2001	2000
Single	–	1	1	4	4
Freestanding mobile single	86	75	50	23	8
Mobile single	19	29	55	91	105
Double	65	57	58	60	59
Freestanding mobile double	9	6	6	5	4
Mobile double	42	46	45	48	50
Heavy double	1	7	7	9	9
Freestanding heavy double	1	2	2	–	–
Freestanding slant	16	16	16	16	16
Swab	–	–	–	1	2
Total fleet	239	239	240	257	257

ENERGY SERVICES

Precision Energy Services (formerly Technology Services) commenced in 1998 with the objective of expanding its suite of well services, globalizing our presence and introducing a step change in technologies and services provided to our customers. While the downhole service market was, and remains, dominated by three large multi-nationals, Precision identified a niche for a more nimble, Canadian headquartered participant to enhance competition based upon its ability to deliver quality, cost effective products and services. The Corporation's mature drilling operation provided the reputation of a respected service provider and the financial backing required to take on such a venture. In turn, the Precision Energy Services business would enable the Corporation to participate in offshore oil and gas operations, a market previously outside its capabilities.


OPERATING INCOME (LOSS) ($ Millions)
40
30
20
10
0
-10
-20
-30
-40
2002
2003
2004

Through to 2003, activities aimed at achieving Energy Services' objectives were undertaken across a broad front. In 1998, a foothold into the Energy Services market was established through the acquisition of Northland Energy and expanded in 1999 with the acquisition of Computalog Ltd. Significant investments in research and development were made to create the next generation of Logging-While-Drilling (LWD), Measurement-While-Drilling (MWD) and Rotary Steerable Services (RSS) tools. Through the acquisition of BecField Drilling Services and the EM assets of GeoServices S.A., the segment gained access to innovative technologies and established a presence in certain regional markets. By 2001, additional regional centres were founded in the U.S., Mexico, Latin America, Europe/Africa, Asia/Pacific and the Middle East. The scope of these initiatives, however, combined with the delay in development and deployment of new technologies resulted in a cost structure that proved uneconomic for the associated revenues being generated. The outcome was a net operating loss in 2002 of $40.0 million.

Consequently, Energy Services refocused its efforts in 2003 with the renewed goal of controlled and profitable growth in targeted areas where an acceptable long-term return on investment was achievable. New management was injected into the business, positively changing the style and culture of the organization. Upon examination of its then existing activities, Precision identified non-core businesses for disposal and exited non-profitable product lines. Other businesses were rationalized and refocused. In some instances, this involved consolidating management functions where geographically possible. In others, cost structures were reduced to better match anticipated revenue levels and customer contracts were re-evaluated where uneconomic situations existed. Furthermore, the segment reviewed its technology development strategy and established a new "technology roadmap", which rationalized the existing broad inventory of projects and focused its limited resources on applications that specifically targeted customers' current and future needs. After incremental expenses of $15 million related to the above restructuring activities, operating results improved by $36 million over 2002 to a net operating loss of $4 million in 2003, reflecting the impact of our efforts.

In 2004, Precision continued to build upon the foundation established in 2003. The Corporation completed the sales of the non-core businesses of Polar Completions (well completion tools), United Diamond Ltd. (PDC bits) and Fleet Cementers Inc. (pumping). Reflecting its renewed focus, the segment's products and services were consolidated under one new brand: Precision Energy Services. At the same time, the business was reorganized into three product lines: Wireline Services, Drilling & Evaluation and Production Services supported by a strong hemisphere based infrastructure. This enabled concentration of expansion efforts on targeted regions and services, leveraging off of our existing businesses and the technology roadmap. Wireline provides open hole, cased hole and slickline wireline logging and mechanical services. Drilling & Evaluation offers directional drilling and formation evaluation-while-drilling services, including the LWD/HEL™, MWD (electromagnetic and mud pulse telemetry) and RSS suite of tools. Production Services supplies well testing, controlled and managed pressure drilling and early-stage production facilities and services.

Within each product line, strategies were developed and implemented based upon an assessment of existing and future market dynamics and our ability to capitalize on our strengths relative to those trends. Globally, aging oilfields and regions have shifted industry focus to exploitation as opposed to exploration. Furthermore, the Corporation has seen the greatest increase in upstream spending from national oil companies as opposed to the traditional major, fully integrated, oil and gas companies. Identifying and understanding these trends has, in turn, tailored our strategy and focused our management resources, capital spending, product development initiatives and marketing more effectively. In Wireline Services for instance, Precision has positioned itself as an innovative field service provider primarily in marginal or mature onshore markets. As part of this strategy, the segment acquired Reeves Oilfield Services in mid-2004 to strengthen its suite of open hole wireline services in this particular global market segment. This acquisition provided access to world class personnel and unique enabling technology that complements our existing fleet of conventional open hole tools and services. In Drilling & Evaluation, the Corporation's strategy is to grow the business by leveraging off its operations in existing countries to facilitate the commercialization of the LWD and RSS tools. In marginal field development activities, which is our primary market focus, customer results are mainly driven from efficient, cost effective well construction. Energy Services' aim is to deliver "fit for purpose" cost effective solutions that meaningfully enhance the performance of our customers' well construction activities. For Production Services, the near term strategy is expansion through organic growth, with a focus on cost control as well as capitalizing on cross product line opportunities. Precision continues to be well positioned to help satisfy our customers' increasing appetite for underbalanced drilling, an area where Production Services is recognized as an engineering leader. Additional growth potential lies in our ability to lever off this reputation to include other complementary services into integrated cross product line packaged solutions for customers.

RENTAL AND PRODUCTION

Precision entered this segment of its business in 1996 through the acquisition of EnServ Corporation. Since then, the Corporation has reduced the operations carried on by this segment through strategic divestitures, taking advantage of attractive valuations to dispose of operations not core to Precision's future growth plans. The industrial rental division was sold in February 1999 while the gas compression operation was sold effective January 1, 2003, each of which produced gains for the Corporation. Both of the businesses currently carried on by the segment, namely, industrial plant maintenance and oilfield equipment rental, have grown through acquisitions and the pursuit of internal growth opportunities.

Precision's plant maintenance operations have become increasingly focused on the expanding activity in northern Alberta's oilsands regions. The acquisition of JJay Exchanger Industries Ltd. in the second quarter of 2000 solidified the segment's position in this market as a provider of all the required services in a major refinery or petro-chemical plant turnaround/shutdown.

Innovation has also played an important role in the segment's steady growth. Research and development efforts have grown out of our unique knowledge and experience, with the focus on developing new tools and applications that are marketable in the field. Examples of products introduced to the market include the SuperLance™ System, which combines Precision's experience in coil tubing drilling with water blasting technology to increase the efficiency of cleaning coker units in refineries, and various adaptations of robotics technology to increase the safety and timeliness of tank cleaning operations.

The oilfield equipment rental business expanded its product offerings in 1997 with the acquisition of substantially all of the business assets of Ducharme Oilfield Rentals Ltd. whose primary product line was the rental of portable industrial housing, used at many remote drilling locations in western Canada. Since then many initiatives have been undertaken to integrate the delivery of products to customers and increase the profitability of operations. Among them was the closure of the wellsite trailer manufacturing facility in favour of less costly outsourcing arrangements in 2002 and more recently the consolidation of all rental product lines to form Precision Rentals Ltd. This latter move was in response to changing and growing customer needs to simplify their purchasing decisions by producing one point of contact to access all their rental needs.

Results of Operations

CONTRACT DRILLING

(Stated in thousands of Canadian dollars, except per day/hour amounts)

Years ended December 31,	2004	% of Revenue	2003	% of Revenue	2002	% of Revenue
Revenue	$ 1,235,410		$ 992,824		$ 770,147	
Expenses:						
Operating	704,911	57.1	602,418	60.7	491,433	63.8
General and administrative	35,091	2.8	30,267	3.1	30,463	4.0
Depreciation	92,161	7.5	77,725	7.8	62,524	8.1
Foreign exchange	3,760	0.3	(2,436)	(0.3)	1,868	0.2
Operating earnings	$ 399,487	32.3	$ 284,850	28.7	$ 183,859	23.9

	2004	% Increase (Decrease)	2003	% Increase (Decrease)	2002	% Increase (Decrease)
Number of drilling rigs (end of year)	277	13.1	245	0.8	243	(2.0)
Drilling operating days	52,228	11.8	46,715	33.2	35,081	(25.6)
Revenue per operating day	$ 17,953	12.3	$ 15,984	(0.1)	$ 16,008	(0.1)
Number of service rigs (end of year)	239	–	239	(0.4)	240	(6.6)
Service rig operating hours	472,008	7.4	439,519	12.1	392,210	(20.4)
Revenue per operating hour	$513	11.0	$462	3.6	$446	4.4

2004 Compared to 2003 The Contract Drilling segment generated record financial results in 2004 on the strength of increasing global rig demand and expansion associated with the acquisition of 31 internationally based land drilling rigs. Revenue increased by $243 million or 24% over 2003 to $1,235 million while operating earnings increased by $115 million or 40% to $399 million. Revenue and earnings growth were driven by three factors. First, a major acquisition of land based drilling assets from GlobalSanteFe Corporation in May 2004 grew our international rig fleet exponentially. Second, continuing strength in oil and natural gas commodity price futures led to greater customer demand for all of our oilfield services and the leverage to increase revenue rates.


CONTRACT DRILLING REVENUE
BY PRODUCT LINE ($ Millions)
1,250
1,000
750
500
250
0
2002
2003
2004
Canadian Camp & Catering
International Drilling

Third, operational execution and diligence allowed for the efficient delivery of services and control over the rate of operating and administrative cost escalation.

In absolute dollar terms, Contract Drilling revenue has grown at a high steady pace in recent years. For international drilling, the growth in 2004 is primarily attributable to investments made to increase the size and market scope of our international land drilling rig operation. Our international rig fleet grew by a net 153% to exit the year at a count of 48, while utilization improved as the year progressed. For Canadian based operations, our equipment fleet size is slightly larger and each respective business continues with a lead Canadian market share. Canadian revenue growth in 2004 is primarily attributable to revenue rate increases.

Canadian Contract Drilling

The current year has set new financial benchmarks for Canadian Contract Drilling as 2004 revenue increased $110 million or 13% over 2003 to $989 million. The majority of 2004 revenue rate increases flowed through to operating earnings as overall equipment activity was very similar to 2003 and costs were kept under control. Although industry activity in Canada was approximately 5% higher, the industry supply of additional drilling rigs hindered our opportunities to gain higher utilization over 2003.

In summary, 2004 was an excellent year with initial winter drilling revenue rates holding firm through the seasonally soft "spring break up" second quarter. While adverse third quarter weather prevented some wells from being drilled, it did add to the backlog of work, strengthening spot market demand and enabling us to put through an additional revenue rate increase to start the fourth quarter. For service rig operations, revenue rate increases occurred throughout the year with significant improvement to start the fourth quarter. Service rig operating margins are still well below other Canadian Contract Drilling businesses, but our reinvestment in the employees and the equipment is narrowing the gap.

The revenue and operating margin improvement is particularly noteworthy as equipment activity in our two core business, when compared to 2003, went in opposite directions. Service rig hours increased by 32,489 and four fleet utilization percentage points over 2003 to 472,008 hours and 54% while drilling rig spud to rig release operating days decreased by 1,100 days and two fleet utilization percentage points over 2003 to 41,625 and 50%. The downward pressure on revenue from the decline in drilling rig activity was more than offset by rising revenue day rates, as drilling revenue accounted for 50% of the total revenue increase in Canada. The remaining $54 million revenue increase was generated by a combination of higher activity and higher revenue rates in each of our service rig, snubbing and camp and catering operations.


INDUSTRY WELLS DRILLED AND PRECISION'S CANADIAN CONTRACT DRILLING REVENUE
(Wells)
($ Millions)
24,000
20,000
16,000
12,000
8,000
4,000
0
1,200
1,000
800
600
400
200
0
2002
2003
2004
Precision's Contract Drilling Revenue in Canada ($ Millions)

Demand for oilfield services in Canada has been strengthening for nine successive quarters, from late 2002 through 2004. This demand has enabled Canadian Contract Drilling to steadily increase revenue and underlying operating margins even though our overall fleet of equipment has increased just slightly. In fact, the pace of our revenue increase exceeded the rise in industry wells drilled by a 3% margin. Wells drilled in western Canada, as reported on a completion basis, increased by 1,742 or 9% over 2003 to a record well count of 21,593. Revenue out performance is due, in part, to the rising number of wells in production within western Canada, and the positive impact on production services associated with our service rig and snubbing activity.

While there is a correlation between our revenue and the industry well count, further analysis provides insight to upstream drilling trends. The rising well count is not delivering the same increase in rig operating days as the time it takes to drill a well continues to decrease. The weighting towards drilling for shallow natural gas and natural gas in coal accounts for a growing percentage of the total well count. In many situations these wells are drilled in hours not days. The number of drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors (CAODC) increased by 40 or 6% over 2003 to exit 2004 at a record rig count of 700. The number of wells drilled in western Canada increased by 9% over 2003 yet rig operating days, as reported by the CAODC, only increased by 5%. The number of service rigs registered with the CAODC was relatively constant at approximately 900.

To summarize, drilling contractors in western Canada have increased the available rig count mix to a level that industry will require more than 20,000 wells a year to keep annual rig operating day utilization above 50%. For 2005, indications are that contractors will increase the available rig count by at least another 40 rigs, raising the well count threshold even higher.

International Contract Drilling

In financial terms, improving utilization and the impact of the acquisition mid-way through the second quarter of 2004 enabled International Contract Drilling to increase revenue by $133 million or 117% over 2003 to $247 million.

After a decade of modest escalating growth through the deployment of drilling rigs from Canada, the Corporation became a major international land drilling rig contractor with the successful completion of a $436 million acquisition in May 2004. The sheer quality and completeness of the acquisition – management, employees and equipment – set a new foundation and direction for Contract Drilling.


INTERNATIONAL RIG ACTIVITY – UTILIZATION DAYS AND PERCENTAGE
Days
12,000
10,000
8,000
6,000
4,000
2,000
0
%
90
75
60
45
30
15
0
2002
2003
04Q1
04Q2
04Q3
04Q4
2004 Total
International Rig Utilization %

Our international drilling rig fleet carried reasonably high utilization throughout the year with the newly acquired strength in the Middle East. Third quarter rig utilization was adversely affected by a slowdown in Mexico while fourth quarter utilization benefited from a resumption in Mexico and higher utilization in Venezuela. During the fourth quarter, the rig count in Mexico decreased by one, as a Super Single® rig was moved to Canada.

International Contract Drilling generated higher percentage margins as compared to 2003 with incremental results over the remaining seven months due to the acquisition in May. While there is continuing work to reinforce our operating infrastructure given new management direction and operational scope, post acquisition margins have compared favourably to expectations.

2003 Compared to 2002 Contract Drilling had a very good year in 2003 as a result of a sharp rebound in Canadian drilling activity from 2002, higher international rig activity and a moderate increase in Canadian service rig activity. For 2003, segment revenues increased by 29% to $993 million, an improvement of $223 million over the prior year. Operating earnings increased by 55% to $285 million, an improvement of $101 million.

Of the $101 million improvement in operating earnings, 69% or $70 million was attributable to Canadian drilling and service rig operations, reflecting increased equipment activity and higher pricing due to the strength of record shallow natural gas well drilling activity. In comparison to 2002, fiscal 2003 steadily gained strength as customers increased field activity to grow production in an environment where commodity price strength became more entrenched. The equipment activity increase generated incremental operating earnings of $50 million.

Higher pricing in 2003 relative to 2002 provided incremental operating earnings of $20 million. With firm global oil pricing and strong North American natural gas pricing, sustained demand for Canadian Contract Drilling services throughout the year allowed for strong revenue rates exiting the fourth quarter of 2003. In the Canadian market, this was in sharp contrast to 2002, where rates were low to start the year and continued to erode during the year.

International drilling operations experienced significant expansion in 2003 as operating earnings grew by 31% over 2002, primarily a result of higher activity. International drilling rig activity increased by 32% over 2002 to 3,990 operating days, an improvement of 975 days. Two-thirds of the additional days occurred in the Mexico operations where additional rigs were put to work with the extension of the Burgos integrated services project. Drilling operations ran for a full year in the Asia/Pacific region, adding 280 days to the increase in 2003 while Middle East operations commenced in the fourth quarter of 2003.

During 2003, Contract Drilling controlled capital expenditures with a focus to strengthen the existing asset base, grow international drilling and be opportunistic to acquisitions within Canada. Capital expenditures, including business acquisitions, totaled $106 million, representing an increase of $55 million or 108% compared to 2002. The increase is primarily attributable to asset base growth as the level of expenditure to upgrade our existing asset base is a continual priority.

In Canada, the segment's asset base expanded with the acquisition of two snubbing units, 19 oilfield camps and the construction of one new generation single drilling rig, a Super Single® Light with a 1,200 metre depth rating. A second such rig commenced drilling in February 2004. Asset reductions included the decommissioning of one drilling and one service rig, the sale of one surface hole drilling rig and one camp, as well as the transformation of certain four unit camps into six unit configurations.

International drilling operations continued along a path of patient growth. The rig count increased by three to exit the year at 19, with four additions and net one rig disposal. Three new rigs were built in Canada, with one deployed to Mexico, one to the Middle East and one platform rig to the Asia/Pacific region. The latter platform rig was of particular note as it was Precision's first drilling rig working offshore. The fourth rig was a retrofitted mechanical light triple deployed to Mexico from the Canadian fleet. A net one rig ownership interest in Argentina was disposed of during the year.

ENERGY SERVICES

(Stated in thousands of Canadian dollars)

Years ended December 31,	2004	% of Revenue	2003	% of Revenue	2002	% of Revenue
Revenue	$ 874,314		$ 696,599		$ 586,180	
Expenses:						
Operating	614,994	70.3	514,886	73.9	457,662	78.1
General and administrative	74,876	8.6	70,251	10.1	78,683	13.4
Depreciation and amortization	92,477	10.6	75,174	10.8	52,991	9.0
Research & engineering	48,759	5.6	42,411	6.1	34,680	5.9
Foreign exchange	6,489	0.7	(2,276)	(0.3)	2,197	0.4
Operating earnings (loss)	$ 36,719	4.2	$ (3,847)	(0.6)	$ (40,033)	(6.8)

	2004	% Increase (Decrease)	2003	% Increase (Decrease)	2002	% Increase (Decrease)
Wireline jobs performed	45,257	17.8	38,403	24.6	30,813	(18.6)
Directional wells drilled	2,246	(24.0)	2,954	78.6	1,654	44.1
Well testing/CPD® man days (Canada only)	56,301	5.5	53,377	8.4	49,227	(18.1)

2004 Compared to 2003 The impact of refocusing the segment's efforts in 2003 and the development and implementation of the product line strategies in 2004 are reflected in the current year's results. Revenue increased by $178 million or 26% over 2003 to $874 million, while operating earnings increased by $41 million to $37 million. Revenue and earnings growth were driven by significant improvements in both the Wireline and Drilling & Evaluation product lines, reflecting the acquisition of Reeves Oilfield Services in 2004 and a significant increase in oilfield activity due to high commodity prices.


1,000
800
600
400
200
0
2002
2003
2004
Wireline
Production Services
REVENUE BY PRODUCT LINE *($ Millions)*


($ Millions)
(000's of Jobs)
500
400
300
200
100
0
50
40
30
20
10
0
2002
2003
2004
Jobs
WIRELINE REVENUE AND JOBS

Wireline Services

The current year results reflect an excellent year for the wireline services. Revenues generated totaled $425 million, increasing by $126 million or 42% in 2004 over 2003. Total wireline jobs performed grew to 45,257 in 2004 from 38,403 in 2003, an increase of 18%.

Key 2004 milestones include:

* Acquisition of Reeves Oilfield Services in May for $254 million, providing additional revenues of $87 million in 2004.
* Turnaround of the U.S. operations achieved through injection of additional management and operations experience and reorganization of the technical sales force.
* Profitability achieved in Mexico with Venezuela on track for profitability in 2005, due in part to the reduction in political uncertainty.
* Deployment of global service delivery teams to optimize customer deliverables and field operations.

As a result of the Reeves acquisition and the U.S. turnaround, our open hole business is now not only profitable, but is also set for future growth in 2005 and beyond. In 2004, Precision experienced increased competition in the cased hole wireline business, where high commodity prices, low barriers to entry and commoditization of the technology attracted new entrants into the market. Maintaining the Corporation's market share in the future will depend upon its ability to differentiate its services through the development of unique "fit for purpose" tools.

Drilling & Evaluation Services

Revenues for the Drilling & Evaluation product line were $271 million in 2004 compared to $223 million 2003, an increase of 21%. Total wells decreased by 24% from 2003, reflecting fewer directional wells drilled and increased commoditization of the MWD technology in Canada, offset by increased utilization of premium LWD/HEL™ tools and RS systems internationally. Precision's focus in 2004 was to demonstrate the reliability and effectiveness of these tools, resulting in increased customer acceptance as evidenced by the growing number of wells drilled. Given the limited number of tools, although technical success has been demonstrated, positive financial impact from these operations has been limited.

Key 2004 milestones include:

* Two successful jobs in the North Sea utilizing RSS and LWD/HEL™, proving Precision can deliver in one of the harshest environments in the world.
* Successful qualification trials in Middle East markets.
* Significant successes in Mexico and Asia/Pacific where our service and tool performances have had a meaningful and positive impact on our customers' well construction performance.
* As part of our commitment to deliver "fit for purpose" tools, Energy Services developed the cost effective Precision EMpulse™ tool which is targeted at less complex and less hostile plays. This enables redeployment of LWD/HEL™ tools to higher margin regions that are better matched to the tools' hostile environment capabilities.


2004 LWD/RSS JOBS PER QUARTER
(# of LWD Jobs)
(# of RSS Jobs)
350
280
210
140
70
0
25
20
15
10
5
0
RSS Jobs
Q1
Q2
Q3
Q4

In summary, successes with the LWD/HEL™ and RSS tools, combined with the development of the EMpulse™ tools resulted in solid results for 2004 and the foundation for continued growth in 2005.

Production Services

Production Services generated revenues of $97 million in 2004, on par with those earned in 2003. In the past four years, consistent with the controlled growth strategy, Energy Services has focused on the development of the wireline and drilling & evaluation businesses. With the foundation laid for these two businesses, the segment turned its attention to Production Services in the latter half of 2004. New management with global experience in the product line was engaged and charged to deliver and implement a strategic plan consistent with the other two Energy Services' businesses. As part of this plan, Production Services intends on capitalizing on its technical prowess in underbalanced drilling applications and to pursue geographic and service diversification to establish significant contracts outside of the Canadian market place.

Key 2004 milestones include:

* The product line signed its first early production contract in Yemen.
* A controlled pressure drilling contract was re-awarded in the North Sea through a competitive bidding process.
* Precision was awarded and completed its first offshore CPD® contract in India.

On a geographic basis, Energy Services earned a greater proportion of its revenues outside of Canada, reflecting increased revenues from the U.S. Wireline Services and international Drilling & Evaluation businesses.


GEOGRAPHICAL DISTRIBUTION OF REVENUE
62%
56%
65%
35%
Canada
Rest of World
2002
2003
2004

Operational and general and administrative expenses declined as a percentage of revenue, reflecting increased economies of scale from the growth of the operation. Depreciation and amortization increased by 23% over 2003, primarily as a result of the commercialization of the LWD/HEL™ and RSS tools and the acquisition of Reeves. As tool utilization rates increase in 2005 and beyond, depreciation and amortization as a percentage of revenue is expected to decrease.

Research and engineering costs increased by $6 million over 2003 to support the ongoing development of fit for purpose technology. Energy Services targets to spend 5% of its annual revenue to support ongoing growth and technological innovation.

Foreign exchange losses of $7 million in the period resulted from increased activity in foreign jurisdictions combined with a significant weakening of the US dollar. Outside of Canada, pricing of the segment's contracts is denominated primarily in US dollars or US dollar equivalents.

2003 Compared to 2002 As noted previously, 2003 was a year of transition for Energy Services, with new management changing the focus of the business from top line growth and geographic expansion to enhanced bottom line profitability. While at the end of the year the transition was not complete, significant improvements were achieved in all product lines.

Key 2003 milestones include:

* Non-profitable product lines were shut down in many regions, enabling the segment to focus on its strengths in regions where economies of scale will contribute to profitable operations.
* Identification of non-core businesses of Fleet Cementers, Inc. and Polar Completions for sale in 2004.
* Completion of a technology review in the third quarter, providing direction for future research and engineering work that considers key customer needs and requirements, identifies related project parameters and sets priorities.

A critical factor that hampered the roll out of the new suite of Drilling & Evaluation tools in the first part of 2003 was the ability of the LWD/HEL™ tool to demonstrate that it could reliably perform in many geological environments. The fourth quarter saw a step change in the reliability of these tools, with the mean time between failure almost quadrupling in December and continuing into 2004. With respect to the rotary steerable tool, while several runs had been completed with over 125 hours in the hole, Precision experienced reliability challenges of the same nature encountered with the LWD/HEL™ tools in early 2003.

For the year ended December 31, 2003, revenues totaled $697 million, an increase of 19% over the same period in 2002, with all of the increase driven by operations in Canada, the U.S. and Mexico. Canadian operations increased in conjunction with increased drilling activity. This higher demand for services also resulted in generally improved pricing relative to 2002. Similarly, revenue and pricing in the U.S. operations responded to the increase in the average rig count from 830 in 2002 to 1,030 in 2003. The Mexico businesses benefitted from the extension of the Burgos integrated services project and the award of additional contracts outside of that project. Combined revenue from the segment's other regional operations was flat year over year. Increased revenue associated with a large wireline contract in the Middle East was offset by reduced Controlled Pressure Drilling® (CPD®) work in the North Sea. Although improving late in the year, activity in Venezuela was also lower than 2002 as a result of the political unrest in that country.

Profitability of the segment improved, from an operating loss of $40 million in 2002 to an operating loss of $4 million in 2003. The effort to review and rationalize businesses in the segment brought with it incremental expenses in the form of severance and closure costs and write-downs of unusable assets, totaling $15 million in 2003. Operating and general and administrative expense declined as a percentage of revenue reflecting cost reduction initiatives and economies of scale associated with certain fixed infrastructure costs.

Research and engineering expenditures increased in 2003 as tool development programs moved from the laboratory to field operations. During the initial stages of the roll out, product support initiatives were performed by the research and engineering teams. With the commercialization of operations, this work was transferred to the operations groups in 2004.

RENTAL AND PRODUCTION

(Stated in thousands of Canadian dollars)

Years ended December 31,	2004	% of Revenue	2003	% of Revenue	2002	% of Revenue
Revenue	$ 215,492		$ 210,724		$ 192,840	
Expenses:						
Operating	151,323	72.5	147,911	70.2	139,781	72.5
General and administrative	10,341	4.8	10,762	5.1	9,695	5.0
Depreciation	13,806	6.4	12,533	6.0	13,159	6.8
Foreign exchange	(4)	–	292	0.2	292	0.2
Operating earnings	$ 40,026	18.6	$ 39,067	18.5	$ 29,913	15.5

	2004	% Increase (Decrease)	2003	% Increase (Decrease)	2002	% Increase (Decrease)
Equipment rental days (000's)	838	2.2	820	(34.4)	607	(34.4)

2004 Compared to 2003 Results for the Rental and Production segment in 2004 were consistent with those of 2003. The industrial plant maintenance business (carried out by CEDA, a wholly owned subsidiary) has seen a shift in its revenue base to more work coming from the Fort McMurray oilsands operations. Critical to CEDA's work at these large facilities is its maintenance of its high safety standards and performance. During 2004 the CEDA team received the Syncrude President's Award for "Most Innovative Environmental, Health and Safety Idea Implemented". This award was based on the introduction of Competency-Based Training, Safety Audits and the development of the SuperLance™ tool used to remove run limiting fouling in Syncrude's fluid cokers.

The oilfield equipment rental business saw a slight increase in activity as well as pricing improvements on a number of product lines. This business continues to streamline its operations and implement management information systems that are increasing its ability to manage assets and service delivery across its organization rather than from a regional perspective.

2003 Compared to 2002 Revenue in the Rental and Production segment increased by 9% in 2003 compared to 2002. Both the oilfield equipment rental and industrial plant maintenance operations contributed to the increase. Equipment rental days increased in conjunction with increased drilling activity and operating earnings in this business improved significantly as most expenses are fixed in nature.

The cornerstone of the plant maintenance operations continues to be the work performed at the oilsands projects in northern Alberta. The segment's ability to offer the complete suite of cleaning, mechanical, catalyst and dredging services required to maintain these large projects, and the continued training and development of its employees, differentiates it from its competitors. Recognition of the value this business brings to its customers has resulted in continued steady revenue growth and consistent operating margins.

OTHER ITEMS

2004 Compared to 2003

Corporate and Other Expenses Corporate and other expenses have increased by $13 million or 34% in 2004 compared to 2003. These costs are primarily associated with the corporate executive, human resources, internal audit, information technology, treasury, tax, and financial reporting functions. Expenses have increased in conjunction with the growth of the organization and with the increased complexities associated with Precision's continued globalization. In addition, heightened regulatory requirements, in particular those associated with the Sarbanes-Oxley Act, have resulted in increased personnel requirements.

Interest Expense Net interest expense of $47 million increased by 34% in 2004 compared to 2003. Average net debt outstanding (borrowings less cash on hand) increased 9% as acquisitions made in 2004 were partially financed by additional borrowings. The combination of the issuance of common shares and long-term debentures to finance acquisitions and strong cash flow from operations resulted in a change in the make up of the Corporation's net debt outstanding. In the first half of 2004 a portion of net debt took the form of short-term borrowings on its bank facilities at relatively low interest rates. These short-term borrowings were replaced with long-term debentures at higher interest rates. In addition, the Corporation's cash balances have increased $101 million during 2004 with this cash being invested in short-term instruments that earn a lower return than what is paid on the outstanding debentures. Interest expense was also inflated by fees related to bridge financing facilities put in place in conjunction with acquisitions completed during the year.

Income Taxes The Corporation's tax rate on earnings from continuing operations before income taxes was 34% in 2004, consistent with expectations at the outset of the year. The effective tax rate in 2003 was 28%. The increase in the tax rate is the result of a number of factors. First, the Alberta government reduced tax rates by 0.5% in each of 2004 and 2003. Canadian GAAP requires that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions on tax expense was $2 million in 2004 and $3 million in 2003. The lower amount in 2004 combined with higher before tax earnings resulted in a reduced impact on the Corporation's effective tax rate in 2004 than in 2003. Second, the Corporation's organization structure generates tax savings which, in absolute dollar terms, are relatively consistent from year to year. Due to the higher before tax earnings in 2004, the impact on the effective tax rate was lower than in 2003. The Corporation's effective tax rate is expected to be in the range of 30-35% in 2005.

2003 Compared to 2002

Corporate and Other Expenses Expenses in the Corporate and Other segment increased by $4 million in 2003 compared to 2002. In contrast to the prior year, variable compensation payments tied to corporate performance increased in 2003. In addition, directors' and officers' insurance premiums increased as a result of increased scrutiny of corporate governance practices of public equity market participants in North America and around the world. General and administrative expenses were also affected by the ongoing requirements surrounding Sarbanes-Oxley legislation.

Interest Expense Net interest expense remained at approximately $35 million in 2003 and 2002. The impact of a $24 million increase in average debt outstanding was offset by reduced interest rates. As anticipated at the end of the prior year, interest coverage, defined as operating earnings divided by net interest expense, returned to 2001 levels.

Income Taxes The Corporation's effective tax rate on earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization in 2003 was 28% compared to 25% in 2002. The Alberta government reduced tax rates by 0.5% in each of 2003 and 2002. Canadian GAAP requires that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions on tax expense was similar in 2003 and 2002 at approximately $3 million each year. However, given the higher before tax earnings in 2003 compared to 2002, the impact of the reductions on the Corporation's effective tax rate was lower in 2003.

Similarly, the Corporation's organization structure generates tax savings which, in absolute dollar terms, are relatively consistent from year to year. Due to the higher before tax earnings in 2003, the impact on the effective tax rate was lower than in 2002.

Liquidity and Capital Resources

Historically the oilfield services business has been very cyclical. To manage the risk of this volatility, Precision has adhered to a philosophy of maintaining a strong balance sheet. In addition, a strong balance sheet has allowed the Corporation to grow by providing the financial flexibility to respond to attractive investment opportunities in the form of both acquisitions and internal growth. The following graph provides a historical perspective on how Precision has managed its cash flows and debt levels.

In 2004, the Corporation incurred capital expenditures, net of dispositions of capital assets, of $253 million and disposed of investments and discontinued operations for net proceeds of $58 million. Precision also completed two significant acquisitions during the year: Reeves Oilfield Services Ltd. for cash of $254 million and international land based drilling rigs for cash of $436 million. Total capital


INVESTMENT CASH FLOW AND CAPITALIZATION
$ Millions
1,000
800
600
400
200
0
%
35
28
21
14
7
0
2000
2001
2002
2003
2004
Cash Flow Equals Funds from Operations
Debt to Capitalization Equals the Ratio of Long-term Debt to Long-term Debt Plus Equity

expenditures and investments for the year, net of dispositions, was $875 million. These investments were financed by a combination of cash flow from operations, an equity issue and a long-term debt issue. Cash flow from operations contributed $445 million during the year, while the equity issue in August 2004 netted $276 million and the debt issue provided US$300 million in May 2004. In addition, the Corporation realized $55 million from the exercise of stock options. The net cash generated by these activities was more than sufficient to finance the capital expenditures and acquisitions, resulting in the repayment of $214 million of bank debt and long-term debt that was outstanding at December 31, 2003 and an increase in cash and cash equivalents by $101 million.

The Corporation exited 2004 with a long-term debt to long-term debt plus equity ratio of 24% and a ratio of long-term debt to cash flow from operations of 161%. The long-term debt to long-term debt plus equity ratio at December 31, 2004 was well within the Corporation's target ratio of 30%, although this ratio was exceeded at June 30, 2004 with a ratio of 33% as a result of the acquisition of Reeves and the international land drilling rigs. This ratio was reduced to 24% by year-end with the completion of the aforementioned equity issue in July 2004. The Corporation has in the past, and may in the future, exceed its 30% target ratio on a temporary basis to finance an acquisition. However, the objective is to reduce the ratio to below the target within 12-18 months of an acquisition through cash flow or the raising of additional equity.

In 2005, the Corporation expects cash flow from operations to exceed $550 million and net capital expenditures to amount to approximately $350 million. The Corporation also expects proceeds from exercising of stock options to be approximately $25 million. The Corporation currently has three long-term note issuances outstanding, totaling $719 million with maturities of $200 million in 2007, $150 million in 2010 and $369 million in 2014. All of the long-term debt has an option for early redemption; however, there would be a substantial penalty payable if redeemed prior to maturity. As there is no short-term bank debt outstanding to be repaid, it is expected that the excess cash flow generated will continue to accumulate in cash and short-term investments, assuming no material acquisitions. Given the forecasted cash flow for 2005 and the full year of income from Reeves and the land-based international drilling rigs and barring any material acquisitions, it is expected that the long-term debt to long-term debt plus equity ratio and the ratio of long-term debt to trailing cash flow will improve in 2005 over year-end 2004 figures.

Precision has a number of committed and uncommitted lines of credit available to finance its activities. The committed facilities consist of a $335 million three-year revolving unsecured credit facility with a syndicate led by a Canadian chartered bank. The facility currently matures in August 2007, but is extendible annually with consent of the lenders. The Corporation also has a US$50 million extendible revolving facility with Export Development Corporation, which is available for financing international projects and acquisitions. This facility has a one-year revolving period expiring December 2005, followed by a one-year term period should the revolving period not be extended. Both committed facilities have similar covenants and events of default that are the market norm for companies the size and credit quality of Precision. The facilities also have two financial covenants which are tested quarterly: total liabilities to equity of less than 1:1 and total debt to the trailing four quarters cash flow of less than 2.75:1. As at December 31, 2004, Precision was well within the financial covenant levels, and is expected to remain so for 2005. There were no borrowings outstanding under either of the committed facilities at December 31, 2004. In addition to the committed bank facilities, Precision also has a number of uncommitted operating facilities worldwide which total approximately $100 million equivalent and are utilized for working capital management and issuance of letters of credit.

The Corporation's contractual obligations are outlined in the following table:

(Stated in thousands of Canadian dollars)

	Payments Due by Period				
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$ 718,850	$ –	$ 200,000	$ –	$518,850
Capital lease obligations	38	18	20	–	–
Operating leases	101,100	32,155	48,664	9,516	10,765
Total contractual obligations	$ 819,988	$ 32,173	$ 248,684	$ 9,516	$529,615

OUTSTANDING SHARE DATA

	February 28	December 31	
	2005	2004	2003
Common shares	61,297,003	60,790,212	54,845,678
Options to purchase common shares	3,047,269	3,347,560	3,393,194

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of dollars except per share amounts, which are presented on a diluted basis)

Year ended December 31, 2004	Q1	Q2	Q3	Q4	Year
Revenue	659,365	416,317	570,047	679,487	2,325,216
Operating earnings	169,631	29,037	77,074	148,711	424,453
Earnings from continuing operations	106,082	15,982	41,034	86,489	249,587
Per share	1.88	0.28	0.68	1.40	4.26
Net earnings	100,519	15,995	42,707	88,183	247,404
Per share	1.79	0.28	0.71	1.43	4.22
Funds provided by continuing operations	178,186	38,947	103,095	174,750	494,978

Year ended December 31, 2003	Q1	Q2	Q3	Q4	Year
Revenue	583,313	342,246	450,942	523,646	1,900,147
Operating earnings	117,033	12,314	60,958	91,173	281,478
Earnings from continuing operations	73,525	8,489	36,455	61,434	179,903
Per share	1.33	0.15	0.66	1.11	3.25
Net earnings	83,129	8,622	35,765	52,958	180,474
Per share	1.51	0.16	0.65	0.95	3.26
Funds provided by continuing operations	131,406	21,215	91,764	108,252	352,637

FOURTH QUARTER DISCUSSION

Sustained high crude oil and natural gas prices generated a strong environment for the oilfield services business both in Canada and internationally in the fourth quarter. In addition, the acquisition of 31 internationally based drilling rigs and of Reeves Oilfield Services Ltd. in the second quarter of 2004 contributed significantly to the year over year improvement in fourth quarter earnings.

Contract Drilling revenue of $378 million and operating earnings of $138 million increased by 30% and 39% respectively in the fourth quarter of 2004 compared to the same period of 2003. The international drilling operation performed above expectations and contributed revenue of $74 million in the fourth quarter compared to $37 million in 2003.

The Canadian drilling and service rig operations saw activity levels increase 4% and 13% respectively. The Canadian drilling rig fleet achieved 12,099 operating days in the fourth quarter of 2004 and the service rig fleet generated 127,694 operating hours, with activity levels being supported by continued favourable commodity prices and good weather conditions. Strong demand resulted in winter pricing being maintained throughout the summer and allowed for rate increases to be implemented for the 2004/2005 winter drilling season. Drilling revenue per operating day increased by 8% and service revenue per hour increased by 14%.

Precision's international rig fleet numbered 48 at the end of 2004 compared to 19 at the end of 2003, with one rig sold and one rig relocated to Canada. The Corporation has greatly enhanced its presence in the eastern hemisphere with 28 rigs located in the region. Demand for rigs, especially in the Middle East, is on the rise and as a result recent contract awards have been for increased day rates. Venezuela, where we have 11 rigs, is also starting to see improved activity levels. Activity for the 10 rigs located in Mexico have been dampened somewhat by Pemex budget restrictions, however Precision has recently been awarded an extension of its integrated services contract that will maintain utilization at approximately 70% into 2006. We will also be participating in the bidding on drilling projects for other international operators in Mexico.

Energy Services revenue increased by $62 million or 34% in the fourth quarter of 2004 compared to 2003. Operating earnings increased by $19 million over the same period. The strengthening Canadian dollar resulted in foreign exchange losses of $3 million in the current quarter compared to a negligible gain in the fourth quarter of 2003.

The acquisition of Reeves Oilfield Services Ltd. in May accounted for half of the fourth quarter year over year revenue increase. As well, revenue for non-Reeves operations increased in all regions. Of particular note is the 123% revenue increase in Asia/Pacific and the 70% revenue increase in Latin America. In the Asia/Pacific region, we have seen growth in all our product lines in India and Bangladesh and operations in Indonesia have returned to profitability. The improvement in Latin America is due to a gradual increase in activity in Venezuela as that country pushes to get production levels back to what they were prior to the general strike. Revenue generated in the United States also increased by 23% as a result of increased land drilling activity spurred by sustained high commodity prices.

An important milestone was achieved in the Middle East market in the fourth quarter with the completion of field trials and qualification to perform logging-while-drilling and rotary steerable work in the region. We plan to leverage this technological success and Precision's increased presence in the region to expand Energy Services' business across all its product lines.

The Rental and Production segment saw a 14% increase in revenue and a 50% increase in operating earnings in the fourth quarter of 2004 compared to 2003. The plant maintenance business had a strong quarter with additional work coming from unplanned refinery shutdowns and from extensions of projects at the oilsands plants longer into the Christmas season than was usual. The rental operation also saw increased revenue due to increased pricing on select product lines as a result of continued strong demand for equipment.

Accounting Changes – Stock-based Compensation Plans

Effective January 1, 2004, the Corporation adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of the grant and that value is recorded as compensation expense over the vesting period of those grants. Under the previous standard, no compensation expense was recorded when stock options were issued with any consideration received upon exercise credited to share capital.

The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the year ended December 31, 2004 of $14 million (2003 – $8 million; 2002 – $6 million) or $0.22 diluted earnings per share (2003 – $0.15; 2002 – $0.11) and a reduction to opening retained earnings of $15 million at January 1, 2004 ($6 million at January 1, 2003).

CRITICAL ACCOUNTING ESTIMATES

This Management's Discussion and Analysis of Precision's financial condition and results of operations is based on its consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles. The Corporation's significant accounting policies are described in Note 1 to its consolidated financial statements. The preparation of these financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore these estimates may change as new events occur, more experience is acquired and as the Corporation's operating environment changes.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

The Corporation performs ongoing credit evaluations of our customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. The Corporation's history of bad debt losses has been within expectations and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and gas industry and the inherent risk of successfully finding hydrocarbon reserves, a customer's ability to fulfill its payment obligations can change suddenly and without notice. In addition, many of our customers are located in international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect those accounts receivable.

EXCESS AND OBSOLETE INVENTORY PROVISIONS

Quantities of inventory on hand are regularly reviewed and provisions for excess or obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required. The Energy Services segment of our operations involves the application of new technologies in its efforts to deliver superior products to our customers and therefore has a greater risk of obsolescence due to finding or developing better products. The Energy Services inventories comprise 81% of our total inventory of $114 million. These inventories are reviewed on a quarterly basis to assess the appropriateness of quantities and valuation.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, which includes property, plant and equipment, intangibles and goodwill, comprise the majority of the Corporation's assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires the Corporation to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2004 the Corporation completed its goodwill assessment incorporating the work of independent valuation experts resulting in the conclusion that there was no impairment of the carrying value.

DEPRECIATION AND AMORTIZATION

The Corporation's property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made. The high depreciation expense associated with the Energy Services segment is anticipated to improve with the optimization of equipment fleet sizes in each geographic region.

As a result of the recent completion of a review of the useful lives of our drilling rigs and related equipment, Precision will be changing the useful life of its drilling rigs for the purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days or as previously stated, 3,650 operating days, and its drill string to 1,500 from 1,100 operating days. Utilization days include both operating and rig move days. This change in accounting estimate will be applied prospectively beginning January 1, 2005.

INCOME TAXES

The Corporation uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Corporation's future tax assets.

Business Risks

CRUDE OIL AND NATURAL GAS PRICES

The price received by our customers for the crude oil and natural gas they produce has a direct impact on cash flow available for them to finance the acquisition of services provided by the Corporation.

Prices for crude oil are established in a worldwide market in which supply and demand are subject to a vast array of economic and political influences. This results in very volatile pricing; a prime example of which is West Texas Intermediate crude oil trading at US$12 per barrel in late 1998 and in excess of US$55 per barrel at one point in 2004. Natural gas prices are established in a more "local" North American market due to the requirement to transport this gaseous product in pressurized pipelines, although this is changing slowly with the emergence of LNG. Demand for natural gas is seasonal and is correlated to heating and electricity generation requirements. Demand for natural gas and fuel oils is also affected by consumers' ability to switch from one to the other to take advantage of relative price variations.

The Corporation partially manages the risk of volatile commodity prices, and thus volatile demand for its services, by striving to maintain cost structures that are scalable to activity levels. However, cost structures in Contract Drilling are more variable in nature than those within Energy Services. In addition, our strong balance sheet and adherence to conservative financing practices provide the resilience to withstand and benefit from downturns and upturns in the business cycle.

North American oilfield service activity is largely focused on natural gas. One objective of the Corporation's international growth initiatives is to increase our exposure to crude oil activity in less cyclical markets.

WORKFORCE AVAILABILITY

The Corporation's ability to provide reliable services is dependent upon the availability of well trained, experienced crews to operate our field equipment. We must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

Within Contract Drilling, our most experienced people are retained during periods of low utilization by having them fill lower level positions on our field crews. The Corporation has established training programs for employees new to the oilfield service sector and Precision works closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

Many of our Canadian businesses are currently experiencing manpower shortages. Over 50 drilling rigs have been running without relief crews, requiring them to shut down when crews need time off. Energy Services Canadian operations have been supported by additional people and equipment brought in from other regional operations to meet peak winter demand.

WEATHER

The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas.

Working with customers, the Corporation strives to position equipment where possible such that it can be working on location during spring breakup, limiting the need to move equipment during this time period as much as possible. However, many uncontrollable factors affect our ability to plan in this fashion and the spring season, which can occur any time from late March through May, is traditionally our slowest time.

TECHNOLOGY

Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, underbalanced drilling, coiled tubing drilling, and methods of providing real time data during drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3-D and 4-D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

Our ability to deliver more efficient services is critical to our continued success. The Corporation has continuously built upon its experience and teamed with customers to provide solutions to their unique problems. Our ability to design and build specialized equipment has kept us on the leading edge of technology. The success of our in-house designed and built Super Single® and Super Single® light rigs, both in Canada and abroad, is testimony of our dedication to these efforts.

The continued development of our Energy Services segment, puts the Corporation at another level where high-end technological innovation is paramount to success. We have a team of highly qualified experienced professionals that has been assembled and working together for a number of years in state of the art testing facilities. The technologies the Corporation has developed over this time are at the commercial deployment stage, however, the success of future technological endeavors is never certain.

ACQUISITION INTEGRATION

The Corporation has worked towards its strategic objective of becoming an integrated service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue international opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to our future success.

FOREIGN OPERATIONS

Precision is working hard to export its expertise and technologies to oil and gas producing regions around the world. With this comes the risk of dealing with business and political systems that are much different than the Corporation is accustomed to in North America. The Corporation has hired employees who have experience working in the international arena and it is committed to recruiting qualified resident nationals on the staffs of all of its international operations.

MERGER AND ACQUISITION ACTIVITY

Merger and acquisition activity in the oil and gas exploration and production sector can impact demand for our services as customers focus on internal reorganization activities prior to committing funds to significant drilling and maintenance projects.

FOREIGN EXCHANGE EXPOSURE

The Corporation's international operations have revenues, expenses, assets and liabilities in currencies other than the Canadian dollar. Although the Corporation has exposure to more than 25 international currencies, the only material exposure is to the U.S. dollar and currencies which are pegged to the U.S. dollar. The Corporation's income statement, balance sheet and statement of cash flow are impacted by changes in foreign exchange rates in three main aspects.

(A) Translation of Foreign Currency Assets and Liabilities to Canadian Dollar

Some of the Corporation's international operations are considered self sustaining, while others are considered integrated, as described in Note 1 (m) of the financial statements. For self sustaining operations, assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet dates. Any unrealized translation gains and losses are deferred and included in a separate component of shareholders' equity called "cumulative translation adjustment". These cumulative currency translation adjustments are recognized into income when there has been a reduction in the net investment of the foreign operations.

For integrated operations, non-monetary assets and liabilities are recorded in the financial statements at the exchange rate in effect at the time of the acquisition or expenditure. As a result, the book value of these assets and liabilities are not impacted by changes in exchange rates. Monetary assets and liabilities are converted at the exchange rate in effect at the balance sheet dates, and the unrealized gains and losses are shown on the income statement as "Foreign exchange". The Corporation has a net monetary asset position for its international operations, which are predominantly U.S. dollar based. As a result, if the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Corporation will incur a foreign exchange loss from the translation of net monetary assets of integrated operations.

The Corporation has hedged a significant portion of its net asset position of its self-sustaining international operation by issuing US$300 million in long-term notes and designating it as a hedge. Gains or losses resulting from the translation of these notes at period end exchange rates are included in the cumulative translation adjustment account. The Corporation continually evaluates its remaining net foreign currency asset position and the appropriateness of hedging that position but does not currently hedge any of the exposure.

(B) Translation of Foreign Currency Income Statement Items to Canadian Dollar

The Corporation's international operations generate revenue and incur expenses in currencies other than the Canadian dollar. As described in Note 1 (m) to the financial statements, the foreign currency based earnings are converted into Canadian dollars for purposes of financial statement consolidation. The conversion of the Corporation's international revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss as with the translation of assets described above. It does, however, result in lower or higher net profit from international operations than would have occurred had the foreign exchange rate not changed. If the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Canadian dollar equivalent of international net profit and cash flow will be negatively impacted.

The Corporation does not currently hedge any of its exposure related to the translation of foreign currency based earnings into Canadian dollars.

(C) Transaction Exposure

The majority of the Corporation's international operations are transacted in U.S. dollars or U.S. dollar pegged currencies, although in most countries in which the Corporation operates there will be a certain amount of local currency expenditures. The U.S. dollar net income for international operations will not be impacted by a change in the U.S./Canadian exchange rate. The international U.S. dollar net income will be impacted, however, by a change in the U.S. dollar exchange rate vis-à-vis local currencies in which the Corporation has revenues or expenses. As with the conversion of the Corporation's foreign currency revenue and expenses to a Canadian dollar basis, this transaction exposure does not result in a foreign exchange gain or loss as with the translation of foreign currency assets described above. It does, however, result in lower or higher net income from international operations than would have occurred had foreign exchange rates not changed.

It is the Corporation's intent to minimize the impact of currencies other than the U.S. dollar on the results of international operations. The main method of reducing this exposure is through the structure of international contracts whereby the Corporation will attempt to structure a portion of the revenue stream in local currency to offset the expected local currency expenses, with the balance of revenue paid in U.S. dollars. The Corporation may also enter into foreign exchange derivative contracts to manage residual mismatches in foreign currency cash flows, although, there are no outstanding contracts at December 31, 2004.

(D) Sensitivities

Based on the Corporation's current operations, the following is an estimate of the Corporation's full year exposure to a 5% strengthening of the Canadian dollar against the U.S. dollar (i.e. for a full year relative to the December 2004 month end rate). The sensitivity is based on current level of operations and the structure of our international contracts, as well as the level of monetary assets at the end of 2004. All of these factors are subject to change during the year, which would impact the Corporation's sensitivity to changes in the Canadian/U.S. exchange rate.

Item	Impact	Amount
Revenue	Decrease	$51 million
Earnings before foreign exchange rate impact on foreign currency assets	Decrease	$10 million
Foreign exchange loss on foreign currency assets	Increase	$6 million

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of Precision's disclosure controls and procedures as of December 31, 2004 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Corporation or its subsidiaries is made known to them.

Outlook

Macro energy fundamentals remain positive as worldwide energy demand continues to be firm, supported to a large extent by the growing economies of China and India. OPEC has remained disciplined and rational with respect to managing the supply dynamics for oil and worldwide production capacity is challenged to meet growing needs. Natural gas fundamentals are also strong in the face of healthy industrial demand and ongoing production challenges. These factors, which analysts are predicting will not change in the foreseeable future, have lead to the sustainment of historically high crude oil and natural gas prices. As a result, the financial capabilities of our customers have been greatly strengthened over the past year and the returns they are generating are compelling them to increase their exploration and development spending.

With these fundamentals as the backdrop, Precision anticipates the demand for its products and services to be very strong in 2005 and into 2006. The Canadian Association of Oilwell Drilling Contractors is forecasting over 24,000 wells to be drilled in Canada in 2005, an all time high, and we are also expecting increased overall international activity. The biggest challenge we face in filling the increased demand for our services is attracting employees with sufficient expertise and training. We will increasingly focus on recruiting, training and retaining people so that we can continue to respond to our customers needs.

Precision has remained true to its conservative financial principles, maintaining a strong balance sheet to support the pursuit of further growth opportunities.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles (GAAP) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared Management's Discussion and Analysis (MD&A). The MD&A is based upon the Corporation's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2004 to December 31, 2003 and the years ended December 31, 2003 to December 31, 2002. Note 15 to the consolidated financial statements describes the impact on the consolidated financial statements of significant difference between Canadian and United States GAAP.

Management maintains an appropriate system of internal control designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation's most recent annual general and special meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee's review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Corporation's internal controls. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.



HANK B. SWARTOUT
Chairman of the Board, President and Chief Executive Officer
February 8, 2005



DALE E. TREMBLAY
Senior Vice President Finance and Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Precision Drilling Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

CHARTERED ACCOUNTANTS
Calgary, Canada
February 8, 2005

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars) *As at December 31,*	2004	2003 *(restated – Note 2)*
Assets		
Current assets:		
Cash and cash equivalents	$ 122,012	$ 21,370
Accounts receivable (Note 18)	690,999	539,370
Inventory	114,352	95,210
Future income tax asset (Note 11)	8,711	1,524
Assets of discontinued operations (Note 20)	–	30,508
	936,074	687,982
Property, plant and equipment, net of accumulated depreciation (Note 3)	1,945,521	1,584,954
Intangibles, net of accumulated amortization of 29,869 (2003 – $19,844)	191,665	65,262
Goodwill (Note 4)	735,413	527,443
Other assets (Note 5)	9,116	8,932
Future income tax asset (Note 11)	32,984	28,699
Assets of discontinued operations (Note 20)	–	35,336
	$ 3,850,773	$ 2,938,608
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (Note 6)	$ –	$ 147,909
Accounts payable and accrued liabilities (Note 18)	340,372	258,803
Incomes taxes payable	31,103	7,136
Current portion of long-term debt (Note 7)	18	17,158
Future income tax liability (Note 11)	7,270	791
Liabilities of discontinued operations (Note 20)	–	7,191
	378,763	438,988
Long-term debt (Note 7)	718,870	399,422
Future income tax liability (Note 11)	431,399	350,031
Future income taxes of discontinued operations (Note 20)	–	1,107
Non-controlling interest	–	3,771
Shareholders' equity:		
Share capital (Note 8)	1,274,967	936,744
Contributed surplus (Note 8)	26,024	14,266
Cumulative translation adjustment (Note 17)	(20,933)	–
Retained earnings	1,041,683	794,279
	2,321,741	1,745,289
Commitments and contingencies (Notes 10 and 19)		
	$ 3,850,773	$ 2,938,608

See accompanying notes to consolidated financial statements.

Approved by the Board:



HANK B. SWARTOUT
Director



PATRICK M. MURRAY
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Stated in thousands of dollars, except per share amounts) *Years ended December 31,*	2004	2003 *(Restated – Note 2)*	2002 *(Restated – Note 2)*
Revenue	$ 2,325,216	$ 1,900,147	$ 1,550,598
Expenses:			
Operating	1,471,228	1,265,215	1,088,876
General and administrative	173,673	143,322	147,303
Depreciation and amortization	203,829	170,384	133,028
Research and engineering	48,759	42,411	34,680
Foreign exchange	3,274	(2,663)	4,357
	1,900,763	1,618,669	1,408,244
Operating earnings	424,453	281,478	142,354
Interest:			
Long-term debt	46,963	34,492	34,378
Other	855	1,425	1,334
Income	(909)	(867)	(589)
Dividend income	–	–	(39)
Gain on disposal of investments	(4,899)	(3,355)	(900)
Earnings from continuing operations before income taxes and non-controlling interest	382,443	249,783	108,170
Income taxes: (Note 11)			
Current	100,256	57,029	61,019
Future	31,302	12,851	(34,072)
	131,558	69,880	26,947
Earnings from continuing operations before non-controlling interest	250,885	179,903	81,223
Non-controlling interest	1,298	–	–
Earnings from continuing operations	249,587	179,903	81,223
Gain (loss) on disposal of discontinued operations (Note 20)	(616)	17,460	–
Discontinued operations, net of tax (Note 20)	(1,567)	(16,889)	3,763
Net earnings	247,404	180,474	84,986
Retained earnings, beginning of year (Note 2)	794,279	613,805	528,819
Retained earnings, end of year	$ 1,041,683	$ 794,279	$ 613,805
Earnings per share from continuing operations: (Note 12)			
Basic	$ 4.32	$ 3.31	$ 1.51
Diluted	$ 4.26	$ 3.25	$ 1.48
Earnings per share: (Note 12)			
Basic	$ 4.28	$ 3.32	$ 1.58
Diluted	$ 4.22	$ 3.26	$ 1.55

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars) *Years ended December 31,*	2004	2003 *(Restated – Note 2)*	2002 *(Restated – Note 2)*
Cash provided by (used in):			
Continuing operations:			
Earnings from continuing operations	$ 249,587	$ 179,903	$ 81,223
Items not affecting cash:			
Depreciation and amortization	203,829	170,384	133,028
Stock-based compensation	13,837	8,001	6,174
Future income taxes	31,302	12,851	(34,072)
Gain on disposal of investments	(4,899)	(3,355)	(900)
Amortization of deferred financing costs	1,579	1,286	1,294
Unrealized foreign exchange gain on long-term monetary items	(1,555)	(16,433)	(2,039)
Non-controlling interest	1,298	–	–
Funds provided by continuing operations	494,978	352,637	184,708
Changes in non-cash working capital balances (Note 18)	(50,178)	(99,664)	3,715
	444,800	252,973	188,423
Discontinued operations (Note 20):			
Funds provided by (used in) discontinued operations	3,689	(309)	10,512
Changes in non-cash working capital balances of discontinued operations	(447)	5,763	288
	3,242	5,454	10,800
Investments:			
Business acquisitions, net of cash acquired (Note 14)	(679,814)	(6,800)	(4,594)
Purchase of property, plant and equipment	(282,224)	(314,921)	(267,794)
Purchase of intangibles	(320)	(6)	(4,198)
Proceeds on sale of property, plant and equipment	29,940	24,423	32,449
Proceeds on disposal of investments	8,665	10,966	1,872
Investments	(90)	(1,080)	(5,672)
Proceeds on disposal of discontinued operations	49,299	67,274	–
	(874,544)	(220,144)	(247,937)
Financing:			
Increase in long-term debt	522,136	85,228	119,380
Repayment of long-term debt	(173,260)	(145,657)	(102,275)
Deferred financing costs on long-term debt	(5,612)	–	–
Issuance of common shares, net of costs	276,428	–	–
Issuance of common shares on exercise of options	55,361	23,613	25,756
Change in bank indebtedness	(147,909)	2,588	9,937
	527,144	(34,228)	52,798
Increase in cash and cash equivalents	100,642	4,055	4,084
Cash and cash equivalents, beginning of year	21,370	17,315	13,231
Cash and cash equivalents, end of year	$ 122,012	$ 21,370	$ 17,315

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts stated in thousands of dollars except per share amounts)

Precision Drilling Corporation (the "Corporation") is a global oilfield services company providing a broad range of drilling, production and evaluation services.

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

1. SIGNIFICANT ACCOUNTING POLICIES:

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly-owned at December 31, 2004. In 2004, the Corporation disposed of its one partially owned subsidiary.

(B) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and short term investments with maturities of three months or less.

(C) INVENTORY

Inventory is primarily comprised of operating supplies and spare parts and is carried at the lower of average cost and replacement cost.

(D) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, including costs of direct material, labour, and indirect overhead for manufacturing items. Where costs are incurred to extend the useful life of property, plant and equipment or to increase its capabilities, the amounts are capitalized to the related asset. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred.

Drilling rig equipment is depreciated by the unit-of-production method based on 3,650 drilling days with a 20% salvage value. Drill pipe and drill collars are depreciated over 1,100 drilling days and have no salvage value. Service rig equipment is depreciated by the unit-of-production method based on 24,000 hours for single and double rigs and 48,000 hours for heavy double rigs. Service rigs have a 20% salvage value.

Field technical equipment is depreciated by the straight-line method over periods ranging from 2 to 10 years.

Rental equipment is depreciated by the straight-line method over periods ranging from 10 to 15 years. Other equipment is depreciated by the straight-line method over periods ranging from 3 to 10 years.

Light duty vehicles are depreciated by the straight-line method over 4 years. Heavy duty vehicles are depreciated by the straight-line method over periods ranging from 7 to 10 years.

Buildings are depreciated by the straight-line method over periods ranging from 10 to 30 years.

(E) INTANGIBLES

Intangibles, which are comprised of acquired technology and customer relationships, are recorded at cost and amortized by the straight-line method over their useful lives ranging from 5 to 20 years.

(F) GOODWILL

Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Corporation's reporting segments that are expected to benefit from the business combination.

Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of reporting a segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(G) LONG LIVED ASSETS

On a periodic basis, management assesses the carrying value of long lived assets for indications of impairment. Indications of impairment include items such as an ongoing lack of profitability and significant changes in technology. When an indication of impairment is present, the Corporation tests for impairment by comparing the carrying value of the asset to its net recoverable amount. If the carrying amount is greater than the net recoverable amount, the asset is written down to its estimated fair value.

(H) INVESTMENTS

Investments in shares of associated companies, over which the Corporation has significant influence, are accounted for by the equity method. Other investments are carried at cost. If there are other than temporary declines in value, these investments are written down to their net realizable value.

(I) DEFERRED FINANCING COSTS

Costs associated with the issuance of long-term debt are deferred and amortized by the straight-line method over the term of the debt. The amortization is included in interest expense.

(J) INCOME TAXES

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. Income tax expense is the sum of the Corporation's provision for current income taxes and the difference between opening and ending balances of the future income tax assets and liabilities.

(K) REVENUE RECOGNITION

The Corporation's services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

(L) EMPLOYEE BENEFIT PLANS

At December 31, 2004, approximately 36% of the Corporation's employees were enrolled in the Corporation's retirement plans. The majority participate in defined contribution plans with approximately 3% of participating employees enrolled in a defined benefit plan.

Employer contributions to defined contribution plans are expensed as employees earn the entitlement and contributions are made.

The Corporation accrues the cost of pensions earned by employees under its defined benefit plan, which is actuarially determined using the projected benefit method pro-rated on services and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at quoted market value at the balance sheet date. The discount rate used to calculate the interest cost on the accrued benefit obligation is the long-term market rate at the balance sheet date. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment (EARSL). The excess of the net cumulative unamortized actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market value of plan assets is amortized over EARSL.

The Corporation has entered into an employment agreement with a senior officer, which provides for a one-time payment upon retirement. The amount of this retirement allowance increases by a fixed amount for each year of service over a ten year period commencing April 30, 1996. The estimated cost of this benefit is accrued and charged to earnings on a straight-line basis over the ten year period.

(M) FOREIGN CURRENCY TRANSLATION

Accounts of the Corporation's integrated foreign operations are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

Accounts of the Corporation's self-sustaining operations are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Assets and liabilities are translated at the year-end exchange rate.

Gains or losses resulting from these translation adjustments are included in the cumulative translation adjustment account in shareholders' equity.

Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.

Gains and losses arising on translation of long-term debt designated as a hedge of self-sustaining foreign operations are deferred and included in the cumulative translation adjustment account in shareholders' equity on a net of tax basis.

(N) HEDGING RELATIONSHIPS

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation's net investment in certain self-sustaining foreign operations as a result of changes in foreign exchange rates.

To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation's risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at the hedge's inception and on an ongoing basis whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. Any previously deferred amounts are carried forward and recognized in earnings in the same period as the hedged item.

(O) STOCK-BASED COMPENSATION PLANS

The Corporation has equity incentive plans, which are described in Note 8. The fair value of common share purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant's vesting period with an offsetting credit to contributed surplus. Upon exercise of the share purchase option, the associated amount is reclassified from contributed surplus to share capital. Consideration paid by employees upon exercise of share purchase options is credited to share capital.

(P) RESEARCH AND ENGINEERING

Research and engineering costs are charged to income as incurred. Costs associated with the development of new operating tools and systems are expensed during the period unless the recovery of these costs can be reasonably assured given the existing and anticipated future industry conditions. Upon successful completion and field testing of the tools and systems, any deferred costs are transferred to the related capital asset accounts.

(Q) PER SHARE AMOUNTS

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of options and shares repurchased from the related proceeds.

(R) COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

2. ACCOUNTING CHANGES:

STOCK-BASED COMPENSATION PLANS

Effective January 1, 2004, the Corporation adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of the grant and that value is recorded as compensation expense over the vesting period of those grants. Under the previous standard, no compensation expense was recorded when stock options were issued with any consideration received upon exercise credited to share capital.

The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the year ended December 31, 2004 of $13.8 million (2003 – $8.2 million; 2002 – $6.3 million) or $0.22 diluted earnings per share (2003 – $0.15; 2002 – $0.11) and a reduction to opening retained earnings of $14.5 million at January 1, 2004 ($6.3 million at January 1, 2003).

3. Property, Plant and Equipment:

2004	Cost	Accumulated Depreciation	Net Book Value
Rig equipment	$ 1,462,009	$ 397,987	$ 1,064,022
Field technical equipment	713,729	190,153	523,576
Rental equipment	77,246	32,117	45,129
Other equipment	287,764	126,372	161,392
Vehicles	109,749	38,558	71,191
Buildings	80,313	17,636	62,677
Land	17,534	–	17,534
	$ 2,748,344	$ 802,823	$ 1,945,521

2003	Cost	Accumulated Depreciation	Net Book Value
Rig equipment	$ 1,128,300	$ 324,097	$ 804,203
Field technical equipment	601,752	113,617	488,135
Rental equipment	77,640	30,128	47,512
Other equipment	198,821	95,105	103,716
Vehicles	88,329	23,444	64,885
Buildings	76,589	15,603	60,986
Land	15,517	–	15,517
	$ 2,186,948	$ 601,994	$ 1,584,954

4. Goodwill:

Balance, December 31, 2002 [1]	$ 546,921
Disposal of subsidiaries	(9,229)
Reduction of carrying amounts related to discontinued operations	(5,982)
Balance, December 31, 2003 [1]	531,710
Acquisitions	222,617
Effect of foreign exchange on goodwill of self-sustaining foreign operations	(15,621)
Reduction of carrying amounts related to discontinued operations	(3,293)
Balance, December 31, 2004	$ 735,413

[1] *Includes amounts assigned to discontinued operations*

5. Other Assets:

	2004	2003
Deferred financing costs, net of accumulated amortization	$ 9,116	$ 5,083
Investments, at cost less provision for impairment	–	3,539
Investments, at equity	–	310
	$ 9,116	$ 8,932

6. BANK INDEBTEDNESS:

At December 31, 2004, the Corporation had available $63.0 million and US$30.7 million under uncommitted credit facilities, of which none had been drawn (December 31, 2003 – $17.9 million). Availability of these facilities was reduced by outstanding letters of credit in the amount of $33.3 million. Interest rates on the facilities are calculated at the respective lending institution's prime interest rate less an applicable margin ranging from zero to 0.75%.

At December 31, 2003, the Corporation had included $130.0 million of borrowings under its extendible revolving unsecured facility in bank indebtedness, as the funds were used to finance working capital.

7. LONG-TERM DEBT:

	2004	2003
Unsecured debentures – Series 1	$ 200,000	$ 200,000
Unsecured debentures – Series 2	150,000	150,000
Unsecured notes, US$300.0 million	368,850	–
EDC facility (US$2,639)	–	3,459
EDC facility (US$20,000)	–	26,214
EDC facility (US$20,190)	–	26,463
Extendible revolving unsecured facility	–	9,815
Other	38	629
	718,888	416,580
Less amounts due within one year	18	17,158
	$ 718,870	$ 399,422

The $200.0 million 6.85% Series 1 unsecured debentures mature June 26, 2007 and have an effective interest rate of 7.44% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

The $150.0 million 7.65% Series 2 unsecured debentures mature October 27, 2010 and have an effective interest rate of 7.71% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

The US$300.0 million 5.625% unsecured notes mature June 1, 2014 and have an effective interest rate of 5.71% after taking into account deferred financing costs. The notes are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a United States treasury security with the same maturity, and par.

The $3.5 million unsecured term financing facility with Export Development Canada (EDC) matured on January 20, 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon the Corporation's credit rating, which at December 31, 2003 resulted in a margin of 0.8%.

The $26.2 million unsecured term financing facility with EDC was repaid and cancelled in 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon the Corporation's credit rating, which at December 31, 2003 resulted in a margin of 0.9%.

The Corporation has a three year revolving unsecured facility of $335.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. The facility matures August 31, 2007 and is renewable annually at the option of the lenders. Advances are available to the Corporation under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Corporation's credit rating and the percentage of the total facility outstanding, which at December 31, 2004 resulted in a margin of 0.8%. The facility is extendible annually at the option of the lenders. No amounts were drawn on this facility at December 31, 2004. As at December 31, 2003, the Corporation had drawn $139.8 million under this facility, of which $130.0 million was included in bank indebtedness as the funds were used to finance working capital. The facility requires that the Corporation maintain a ratio of total liabilities to total equity of less than 1:1 and a ratio of debt to cash flow of less than 2.75:1.

The Corporation has a US$50 million unsecured facility with EDC maturing on December 8, 2005 and bearing interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's margin on its $335 million three year revolving unsecured credit facility, which at December 31, 2004 resulted in a margin of 0.8%. The facility is extendible upon mutual agreement between the Corporation and EDC, or can be converted, at the Corporation's option, to a term loan repayable in two equal semi-annual installments. No amounts were drawn on this facility at December 31, 2004. At December 31, 2003, the Corporation had drawn $26.5 million (US$20.2 million) under this facility. The facility requires that the Corporation maintain a ratio of total liabilities to total equity of less than 1:1 and a ratio of debt to cash flow of less than 2.75:1.

Principal repayments after 2004 are as follows:

2005	$	18
2006		20
2007		200,000
2010 and thereafter		518,850
	$	718,888

8. SHARE CAPITAL:

(A) AUTHORIZED

- unlimited number of non-voting cumulative convertible redeemable preferred shares without nominal or par value;
- unlimited number of common shares without nominal or par value.

(B) ISSUED

Common Shares:	Number		Amount
Balance, December 31, 2001	53,176,038	$	887,160
Options exercised – cash consideration	890,715		25,756
– reclassification from contributed surplus	–		171
Balance, December 31, 2002	54,066,753	$	913,087
Options exercised – cash consideration	778,925		23,613
– reclassification from contributed surplus	–		44
Balance, December 31, 2003	54,845,678	$	936,744
Issuance of common shares, net of costs and related tax effect	4,400,000		280,783
Options exercised – cash consideration	1,544,534		55,361
– reclassification from contributed surplus	–		2,079
Balance, December 31, 2004	60,790,212	$	1,274,967

In the third quarter of 2004, the Corporation issued 4,400,000 common shares at US$49.80 for net proceeds of approximately $276.5 million. Proceeds of the offering were primarily used to repay indebtedness incurred in connection with the acquisition of all of the issued and outstanding shares of Reeves Oilfield Services Ltd.

(C) CONTRIBUTED SURPLUS

Balance, December 31, 2001	$	–
Stock-based compensation expense		6,279
Reclassification to common shares on exercise of options		(171)
Balance, December 31, 2002	$	6,108
Stock-based compensation expense		8,202
Reclassification to common shares on exercise of options		(44)
Balance, December 31, 2003	$	14,266
Stock-based compensation expense		13,837
Reclassification to common shares on exercise of options		(2,079)
Balance, December 31, 2004	**$**	**26,024**

(D) EQUITY INCENTIVE PLANS

The Corporation has equity incentive plans under which a combined total of 3,941,132 options to purchase common shares are reserved to be granted to employees and directors. Of the amount reserved, 3,347,560 options have been granted. Under these plans, the exercise price of each option equals the market value of the Corporation's stock on the date of the grant and an option's maximum term is 10 years. Options vest over a period from 1 to 4 years from the date of grant as employees or directors render continuous service to the Corporation.

A summary of the equity incentive plans as at December 31, 2002, 2003 and 2004, and changes during the periods then ended is presented below:

	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding at December 31, 2001	4,406,281	$ 13.50 – 65.90	$ 35.21	1,217,428
Granted	786,050	41.06 – 52.61	48.77	
Exercised	(890,715)	13.50 – 44.38	28.92	
Cancelled	(182,288)	25.50 – 65.90	40.19	
Outstanding at December 31, 2002	4,119,328	$ 13.50 – 65.90	$ 38.93	1,627,777
Granted	416,000	49.28 – 51.04	50.61	
Exercised	(778,925)	13.50 – 51.00	30.34	
Cancelled	(363,209)	31.05 – 65.90	44.89	
Outstanding at December 31, 2003	3,393,194	$ 13.50 – 65.90	$ 41.69	2,038,198
Granted	1,690,500	40.25 – 72.63	63.53	
Exercised	(1,544,534)	13.50 – 57.55	35.83	
Cancelled	(191,600)	31.05 – 65.90	51.36	
Outstanding at December 31, 2004	**3,347,560**	**$ 31.05 – 72.63**	**$ 54.87**	**1,290,151**

The range of exercise prices for options outstanding at December 31, 2004 are as follows:

	Total Options Outstanding			Exercisable Options	
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 31.05 – 39.99	321,250	$ 37.29	0.68	291,875	$ 37.92
40.00 – 49.99	585,910	44.02	3.26	449,226	43.28
50.00 – 59.99	911,975	52.60	4.40	547,175	52.41
60.00 – 69.99	1,477,425	63.79	4.61	1,875	65.10
70.00 – 72.63	51,000	72.63	4.75	–	–
$ 31.05 – 72.63	3,347,560	$ 54.87	3.94	1,290,151	$ 45.97

In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2004 was $15.66 (2003 – $19.48; 2002 – $20.85) based on the date of grant valuation using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.44% (2003 – 3.47%; 2002 – 4.53%), average expected life of 2.97 years (2003 – 3.42 years; 2002 – 3.88 years) and expected volatility of 32.33% (2003 – 47%; 2002 – 49%).

For the year ended December 31, 2004, stock-based compensation costs included in net earnings totaled $13.8 million (2003 – $8.2 million; 2002 – $6.3 million).

9. Employee Benefit Plans:

The Corporation has registered pension plans covering a significant number of its employees. Of participating employees, approximately 97% participate in the defined contribution plan and approximately 3% participate in the defined benefit plan.

(a) Defined Contribution Plan

Under the defined contribution plan, the Corporation matches individual contributions up to 5% of the employee's compensation. Expense under the defined contribution plan in 2004 was $7.3 million (2003 – $7.5 million, 2002 – $6.9 million).

(b) Defined Benefit Plans

The defined benefit plans were acquired as part of the Reeves Oilfield Services Ltd. acquisition in 2004 (see Note 14) and have been closed to new employees since the date of acquisition. The latest actuarial valuations of the defined benefit pension plans were at December 31, 2004. The measurement date used to determine plan assets and accrued benefit obligation was December 31, 2004. Significant actuarial assumptions adopted in measuring the Corporation's accrued benefit obligation at the measurement date included a liability discount rate of between 5.5% and 6.0%, an expected long-term rate of return on plan assets of between 5.8% and 6.4% and a rate of compensation increase of between 3.8% and 5.0%, excluding promotions. At the measurement date, the plans had an unfunded deficit of $13.5 million as accrued benefit obligations of $41.5 million exceeded plan assets of $28.0 million. The Corporation will contribute to the plans in 2005. The unfunded deficit liability is included in accounts payable and accrued liabilities on the consolidated balance sheet.

Expense under the defined benefit plans in 2004 totaled $1.1 million.

(c) RETIREMENT ALLOWANCE

With respect to the retirement allowance described in Note 1(l), the Corporation charged $335,000 to earnings in 2004 (2003 – $351,000; 2002 – $371,000) and at December 31, 2004 had accrued a total of $2.7 million, which amount is included in accounts payable and accrued liabilities.

10. COMMITMENTS:

The Corporation has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $101.1 million. Payments over the next five years are as follows:

2005	$ 32,155
2006	23,018
2007	15,252
2008	10,394
2009	9,516

Rent expense included in the statements of earnings is as follows:

2004	$ 23,158
2003	23,924
2002	18,085

11. INCOME TAXES:

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

	2004	2003	2002
Earnings from continuing operations before income taxes and non-controlling interest	$ 382,443	$ 249,783	$ 108,170
Income tax rate	36%	36%	39%
Expected income tax provision	$ 137,679	$ 89,922	$ 42,186
Add (deduct):			
Non-deductible expenses	7,315	2,380	2,084
Income taxed in jurisdictions with lower tax rates	(19,006)	(14,062)	(13,450)
Non-deductible stock-based compensation	3,378	2,880	2,408
Non-taxable disposition of investment	–	(2,327)	–
Other	4,088	(5,925)	(3,730)
	133,454	72,868	29,498
Reduction of future tax balances due to substantively enacted tax rate reductions	(1,896)	(2,988)	(2,551)
	$ 131,558	$ 69,880	$ 26,947
Effective income tax rate	34%	28%	25%

In 2004, the Province of Alberta enacted a 1.0% reduction in tax rates (2003 - 0.5%; 2002 - 0.5%). These reductions have been reflected as a reduction in future tax expense in the respective years.

The Corporation's operations are complex and computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are tax matters that have not yet been confirmed by taxation authorities, however, management believes the provision for income taxes is adequate.

The net future tax liability is comprised of the tax effect of the following temporary differences:

	2004	2003
Liabilities:		
Property, plant and equipment and intangibles	$ 354,876	$ 290,371
Operations of a partnership with different tax year	124,251	92,163
Deferred financing costs	1,584	1,774
	$ 480,711	$ 384,308
Assets:		
Losses carried forward	$ 83,425	$ 87,487
Valuation allowance	(15,140)	(24,056)
Accrued liabilities	15,452	278
	83,737	63,709
	$ 396,974	$ 320,599

The Corporation has available losses of $246.8 million of which, after valuation allowances, the benefit of $203.8 million has been recognized. These losses expire depending upon the year incurred and various limitations under tax codes in the jurisdictions in which the losses were incurred.

During 2004, $7.5 million, representing future tax expense on foreign exchange gains associated with the Corporation's US$300 million unsecured notes was charged to the cumulative translation adjustment account in shareholders' equity.

12. PER SHARE AMOUNTS:

The following table summarizes the common shares used in calculating earnings per share:

For the years ended December 31,	2004	2003	2002
Weighted average common shares outstanding – basic	57,827	54,430	53,702
Effect of stock options	778	869	1,113
Weighted average common shares outstanding – diluted	58,605	55,299	54,815

13. SIGNIFICANT CUSTOMERS:

During the years ended December 31, 2004, 2003 and 2002, no one customer accounted for more than 10% of the Corporation's revenue.

14. ACQUISITIONS:

Acquisitions have been accounted for by the purchase method with results of operations acquired included in the financial statements from the effective date of acquisition. The details of acquisitions for the past three years are as follows.

During the year ended December 31, 2004, in accordance with the Corporation's globalization and technology advancement strategies, the Corporation completed several acquisitions, the most significant of which were:

(a) On May 14, 2004, the Corporation acquired all of the issued and outstanding shares of Reeves Oilfield Services Ltd. (Reeves), including a 56.5% interest in Allegheny Wireline Services, Inc. (Allegheny). On October 14, 2004, the Corporation acquired the remaining 43.5% interest in Allegheny. In the intervening period from the date of acquisition of Reeves to the acquisition of the remaining interest in Allegheny, earnings attributable to non-controlling interest totaled $1.3 million. Reeves provides open hole and cased hole logging services to the oil and gas industry with operations in Canada, the United States, Australia, Africa, Europe and the Middle East. Intangible assets acquired relate entirely to intellectual property. The Reeves operations have been included in the Energy Services segment.

(b) On May 21, 2004, the Corporation acquired land drilling assets, located in Venezuela and the Middle East, from GlobalSantaFe Corporation (GlobalSantaFe). Intangible assets acquired relate to non-competition agreements and customer contracts. The GlobalSantaFe operations have been included in the Contract Drilling segment.

	Reeves	GlobalSantaFe	Other	Total
Net assets acquired at assigned values:				
Working capital	$ 23,000[1]	$ 12,463	$ 60	$ 35,523
Intangible assets	106,900	33,138	–	140,038
Property, plant and equipment	41,730	296,655	1,547	339,932
Goodwill (no tax basis)	118,531	103,956	130	222,617
Non-controlling interest in earnings of intervening period	1,298	–	–	1,298
Future income taxes	(37,732)	(9,720)	–	(47,452)
	$ 253,727	$ 436,492	$ 1,737	$ 691,956
Consideration:				
Cash	$ 253,727	$ 436,492	$ 1,737	$ 691,956

[1] *includes cash of $12,142*

In February 2003, the Corporation completed the acquisition of the operating assets of MacKenzie Caterers (1984) Ltd. (MacKenzie), a provider of oilfield camp and catering services in western Canada, for $6.8 million. No value was assigned to intangibles or goodwill.

In September 2002, the Corporation acquired the business assets of NightHawk Vacuum Services Ltd. (NightHawk) for $3.1 million. NightHawk provided oilfield vacuum services in northern Alberta and British Columbia. No value was assigned to intangibles or goodwill. In addition, the Corporation paid $1.5 million in additional consideration in conjunction with an acquisition made in 2001. This consideration was payable based on the development of a commercially viable technology and was accounted for as goodwill.

15. United States Generally Accepted Accounting Principles:

These financial statements have been prepared in accordance with Canadian GAAP which conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

(A) INCOME TAXES

In 2000 the Corporation adopted the liability method of accounting for future income taxes without restatement of prior years. As a result, the Corporation recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting Standards (SFAS) No. 109, which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. In 2002, 2003 and 2004 the U.S. GAAP financial statements would reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings. An additional charge to retained earnings of $3.5 million would be required related to amortization of this goodwill in 2001.

(B) STOCK-BASED COMPENSATION

In 2004, under Canadian GAAP, the Corporation adopted the fair value of accounting for stock-based compensation with restatement of prior years for share purchase options granted after January 1, 2002. U.S. GAAP allows the use of either the intrinsic method, as prescribed by Accounting Principles Board (APB) Opinion 25, or the fair value method as prescribed by SFAS 123. Where companies elect to use the intrinsic method, disclosure of the impact of using the fair value method is required.

Application of the intrinsic method in accordance with APB Opinion 25 would have resulted in an increase in net income of $13.8 million for 2004 (2003 – $8.2 million, 2002 – $6.3 million) and with a corresponding increase in shareholders' equity. Had the Corporation determined compensation based on the fair value at the date of grant for its options under SFAS 123, net earnings in accordance with U.S. GAAP would have been $247.8 million in 2004, $180.7 million in 2003 and $80.9 million in 2002. Basic earnings per share would have been $4.28 in 2004, $3.32 in 2003 and $1.51 in 2002.

(C) ACQUISITIONS

Under U.S. GAAP, when significant acquisitions have occurred, supplemental disclosure is required on a pro forma basis of the results of operations for the current prior periods as though the business combination had occurred at the beginning of the period unless it is not practicable to do so. At December 31, 2004, the Corporation did not have access to sufficient information to provide this disclosure.

(D) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R Share Based Payment – An Amendment of FASB Statement Nos. 123 and 95. The Statement addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Companies will be required to recognize an expense for compensation cost related stock-based compensation on a basis consistent with SFAS 123 for periods beginning on or after June 15, 2005.

The application of U.S. accounting principles would have the following impact on the consolidated financial statements:

Consolidated Statements of Earnings

Years ended December 31,	2004	2003	2002
Net earnings under Canadian GAAP	$ 247,404	$ 180,474	$ 84,986
Adjustments under U.S. GAAP:			
Stock-based compensation expense	13,837	8,202	6,279
Net income under U.S. GAAP	261,241	188,676	91,265
Cumulative Translation Adjustment	(20,933)	–	–
Comprehensive Income under U.S. GAAP	$ 240,308	$ 188,676	$ 91,265
Earnings per share under U.S. GAAP:			
Basic	$ 4.52	$ 3.47	$ 1.70
Diluted	$ 4.46	$ 3.41	$ 1.66

Consolidated Balance Sheets

	December 31, 2004		December 31, 2003	
	As reported	U.S. GAAP	As reported	U.S. GAAP
Current assets	$ 936,074	$ 936,074	$ 687,982	$ 687,982
Property, plant and equipment	1,945,521	1,945,521	1,584,954	1,584,954
Intangibles	191,665	191,665	65,262	65,262
Goodwill	735,413	798,442	527,443	590,472
Other assets	9,116	9,116	8,932	8,932
Future income tax asset	32,984	32,984	28,699	28,699
Long-term assets of discontinued operations	–	–	35,336	35,336
	$ 3,850,773	$ 3,913,802	$ 2,938,608	$ 3,001,637
Current liabilities	$ 378,673	$ 378,763	$ 438,988	$ 438,988
Long-term debt	718,870	718,870	399,422	399,422
Future income taxes	431,399	431,399	350,031	350,031
Future income taxes of discontinued operations	–	–	1,107	1,107
Non-controlling interest	–	–	3,771	3,771
Shareholders' equity	2,321,741	2,384,770	1,745,289	1,808,318
	$ 3,850,773	$ 3,913,802	$ 2,938,608	$ 3,001,637

Consolidated Statement of Cash Flows

The application of U.S. accounting principles would have no impact on the consolidated statement of cash flows, except that under U.S. accounting principles, no subtotal for funds provided by continuing operations before changes in non-cash working capital balances is allowed.

16. Segmented Information:

The Corporation operates in three industry segments. Contract Drilling includes drilling rigs, service rigs and hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Energy Services (formerly Technology Services) includes Wireline, Drilling & Evaluation and Production Services. Rental and Production includes oilfield equipment rental services and industrial process services.

2004	Contract Drilling	Energy Services	Rental and Production	Corporate and Other	Total
Revenue	$ 1,235,410	$ 874,314	$ 215,492	$ –	$ 2,325,216
Operating earnings	399,487	36,719	40,026	(51,779)	424,453
Research and engineering	–	48,759	–	–	48,759
Depreciation and amortization	92,161	92,477	13,806	5,385	203,829
Total assets	1,920,893	1,627,572	179,521	122,787	3,850,773
Goodwill	350,941	355,770	28,702	–	735,413
Capital expenditures*	110,192	136,091	17,201	19,060	282,544

2003	Contract Drilling	Energy Services	Rental and Production	Corporate and Other	Total
Revenue	$ 992,824	$ 696,599	$ 210,724	$ –	$ 1,900,147
Operating earnings	284,850	(3,847)	39,067	(38,592)	281,478
Research and engineering	–	42,411	–	–	42,411
Depreciation and amortization	77,725	75,174	12,533	4,952	170,384
Total assets	1,423,036	1,287,458	166,300	61,814	2,938,608
Goodwill	257,531	241,340	28,572	–	527,443
Capital expenditures*	99,034	177,756	15,158	22,979	314,927

2002	Contract Drilling	Energy Services	Rental and Production	Corporate and Other	Total
Revenue	$ 770,147	$ 586,180	$ 192,840	$ 1,431	$ 1,550,598
Operating earnings	183,859	(40,033)	29,913	(31,385)	142,354
Research and engineering	–	34,680	–	–	34,680
Depreciation and amortization	62,524	52,991	13,159	4,354	133,028
Total assets	1,312,459	1,143,282	240,842	79,164	2,775,747
Goodwill	257,531	241,340	28,572	–	527,443
Capital expenditures*	50,686	189,092	22,346	9,868	271,992

* *Excludes business acquisitions*

The Corporation's operations are carried on in the following geographic locations:

2004	Canada	International	Total
Revenue	$ 1,476,212	$ 849,004	$ 2,325,216
Assets	2,234,848	1,615,925	3,850,773

2003	Canada	International	Total
Revenue	$ 1,333,926	$ 566,221	$ 1,900,147
Assets	2,121,832	816,776	2,938,608

2002	Canada	International	Total
Revenue	$ 1,007,069	$ 543,529	$ 1,550,598
Assets	2,081,200	694,547	2,775,747

17. FINANCIAL INSTRUMENTS:

(A) FAIR VALUE

The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt, exclusive of the unsecured debentures and notes, approximates its carrying value as it bears interest at floating rates.

The fair values of the unsecured debentures and notes have been calculated with reference to the year end prevailing interest and foreign exchange rates and are as follows:

	December 31, 2004		December 31, 2003	
($ millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Unsecured debentures – Series 1	200.0	215.4	200.0	216.2
Unsecured debentures – Series 2	150.0	174.5	150.0	170.8
Unsecured notes, US$300.0 million	368.9	384.8	–	–

(B) CREDIT RISK

Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Corporation views the credit risks on these amounts as normal for the industry. As at December 31, 2004 the Corporation's allowance for doubtful accounts was $13.7 million (December 31, 2003 – $16.0 million).

(C) INTEREST RATE RISK

The Corporation manages its exposure to interest rate fluctuations through the issuance of fixed rate borrowings. As at December 31, 2004, all of the Corporation's debt was subject to fixed interest rates.

(D) FOREIGN CURRENCY RISK

The Corporation is exposed to foreign currency fluctuations in relation to its international operations. To manage a portion of this exposure, the Corporation has designated the US$300.0 million notes as a hedge against foreign currency fluctuations of its investment in self-sustaining foreign operations. A foreign exchange gain of $43.1 million associated with these notes has been included in the cumulative translation adjustment account in shareholders' equity.

18. SUPPLEMENTAL INFORMATION:

	2004	2003	2002
Interest paid	$ 46,335	$ 36,721	$ 35,660
Income taxes paid	74,694	43,994	89,856
Components of change in non-cash			
working capital balances:			
Accounts receivable	$ (136,858)	$ (112,161)	$ 13,941
Inventory	3,090	(6,709)	(12,100)
Accounts payable and accrued liabilities	62,660	2,854	19,521
Income taxes payable	20,930	16,352	(17,647)
	$ (50,178)	$ (99,664)	$ 3,715

The components of accounts receivable are as follows:

	2004	2003
Trade	$ 470,679	$ 358,445
Accrued trade	154,815	133,926
Prepaids and other	65,505	46,999
	$ 690,999	$ 539,370

The components of accounts payable and accrued liabilities are as follows:

	2004	2003
Accounts payable	$ 179,679	$ 62,626
Accrued liabilities		
Payroll	76,596	43,741
Unfunded pension deficit	13,526	–
Other	70,571	152,436
	$ 340,372	$ 258,803

19. CONTINGENCIES:

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. One such case relates to a former agent of the Corporation in Indonesia who has sued in Indonesia civil courts seeking, among other things, damages of US$17.5 million in a suit filed in 2002 and damages of US$0.7 million in a suit filed in 2003. At intermediate appeal, damages in the first suit have been reduced to US$4.0 million and a further appeal is continuing. All claims against the Corporation in the second suit were rejected at trial. In addition, criminal charges against principals of the former Indonesia agent have been laid by the state in connection with this matter and are at trial. The outcome of this and other claims against the Corporation is not determinable at this time, however, their ultimate resolution in not expected to have a material adverse effect on the Corporation.

The Corporation maintains a level of insurance coverage deemed appropriate by management and for matters for which insurance coverage can be acquired.

20. DISCONTINUED OPERATIONS:

On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers, Inc. for proceeds of $25.7 million. On May 7, 2004, the Corporation sold the assets of the Polar Completions division for proceeds of $15.0 million, subject to working capital adjustments. On August 31, 2004, the Corporation sold its 65% interest in United Diamond Ltd. for proceeds of $8.5 million. Additional proceeds in the amount of up to $9.5 million are receivable with respect to the sale of United Diamond Ltd., contingent upon the extent of future business undertaken between the Corporation and United Diamond Ltd. No portion of the $9.5 million of contingent proceeds has been recognized. These assets were included in what is now called the Energy Services segment (previously Technology Services) and were disposed of as they were not a core component to the Corporation's energy services globalization strategy.

Effective January 1, 2003, the Corporation sold Energy Industries Inc., a wholly-owned subsidiary included in the Rental and Production segment, for $60.0 million cash. Energy Industries designed and manufactured modularized natural gas compression packages. These assets were included in the Rental and Production segment and were disposed of as they were not a core component to the Corporation's globalization strategy.

In May 2003, the Corporation sold its 50% interest in Energy Equipment Rentals General partnership ("EER") and Oil Drilling Exploration (Argentina) SA ("OD&E") for cash proceeds of $6.9 million, net of transaction costs. Both entities were components of the Contract Drilling segment and were disposed of as they were not a core component to the Corporation's contract drilling globalization strategy.

Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations:

	2004	2003	2002
Revenue			
Energy Industries	$ –	$ –	$ 81,563
Fleet Cementers, Polar Completions and United Diamond	23,885	65,936	53,187
Other	–	560	3,802
	$ 23,885	$ 66,496	$ 138,552
Gain on disposal of Energy Industries	$ –	$ 13,071	$ –
Gain on disposal of EER and OD&E	–	4,389	–
Loss on disposal of Fleet Cementers' assets	(362)	–	–
Loss on disposal of United Diamond	(254)	–	–
	$ (616)	$ 17,460	$ –
Results of operations before income taxes			
Energy Industries	$ –	$ –	$ 13,545
Fleet Cementers, Polar Completions and United Diamond	4,999	(8,155)	(2,116)
Other	–	49	(1,154)
Writedown of assets held for sale	(6,117)	(10,799)	–
	(1,118)	(18,905)	10,275
Income tax expense (recovery)	(933)	(3,768)	5,361
Results of operations, before non-controlling interest	(185)	(15,137)	4,914
Non-controlling interest	1,382	1,752	1,151
	(1,567)	(16,889)	3,763
Discontinued operations	$ (2,183)	$ 571	$ 3,763

The following table provides additional information with respect to amounts included in the balance sheet as assets and liabilities held for sale:

	2004	2003
Accounts receivable	$ –	$ 12,637
Inventory	–	16,360
Other	–	1,511
	$ –	$ 30,508
Property, plant and equipment	$ –	$ 30,306
Goodwill	–	4,267
Other	–	763
	$ –	$ 35,336
Accounts payable and accrued liabilities	$ –	$ 6,452
Other	–	739
	$ –	7,191
Future income taxes	$ –	$ 1,107

The following table provides additional information with respect to amounts included in the statements of cash flow related to discontinued operations:

	2004	2003	2002
Net earnings (loss) of discontinued operations	$ (2,183)	$ 571	$ 3,763
Items not affecting cash:			
Loss (gain) on disposal of discontinued operations	616	(17,460)	–
Depreciation and amortization	1,163	8,744	8,401
Writedown of assets of discontinued operations	3,293	10,799	–
Stock-based compensation	–	201	105
Future income taxes	(582)	(4,916)	(2,908)
Non-controlling interest	1,382	1,752	1,151
Funds provided by (used in) discontinued operations	$ 3,689	$ (309)	$ 10,512

Components of change in non-cash working capital balances:

	2004	2003	2002
Accounts receivable	$ 401	$ 1,485	$ 16,888
Inventory	618	3,608	(9,416)
Accounts payable and accrued liabilities	(3,835)	1,709	(4,263)
Income taxes payable	2,369	(1,039)	(2,921)
	$ (447)	$ 5,763	$ 288

21. GUARANTEES:

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for such indemnities as the Corporation's obligations under them are not probable and estimable.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(stated in millions of Canadian dollars except per share amounts)	*Years ended December 31,* 2004	2003
Revenue	2,325.2	1,900.1
Expenses:		
Operating	1,471.2	1,265.2
General and administrative	173.7	143.3
Depreciation and amortization	203.8	170.4
Research and engineering	48.7	42.4
Foreign exchange	3.3	(2.7)
Operating earnings	424.5	281.5
Interest, net	46.9	35.1
Dividend income	–	–
Gain on disposal of investments	(4.9)	(3.4)
Reduction of carrying amount of investments	–	–
Reduction of carrying amount of property, plant and equipment	–	–
Forgiveness of long-term debt	–	–
Earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization	382.5	249.8
Income taxes	131.6	69.9
Earnings from continuing operations before non-controlling interest and goodwill amortization	250.9	179.9
Non-controlling interest	1.3	–
Earnings from continuing operations before goodwill amortization	249.6	179.9
Goodwill amortization	–	–
Earnings from continuing operations	249.6	179.9
Discontinued operations	(2.2)	0.6
Net earnings	247.4	180.5
Retained earnings, beginning of period	794.3	613.8
Adjustment on adoption of liability method of accounting for income taxes	–	–
Retained earnings, end of period	1,041.7	794.3
Earnings per share from continuing operations before goodwill amortization:		
Basic ($)	4.32	3.31
Diluted ($)	4.26	3.25
Earnings per share from continuing operations :		
Basic ($)	4.32	3.31
Diluted ($)	4.26	3.25
Earnings per share :		
Basic ($)	4.28	3.32
Diluted ($)	4.22	3.26

(1) *Not available.*

Years ended December 31,			Years ended April 30,	
2002	2001	2000	1995	1990
1,550.6	1,798.1	1,250.3	178.6	31.7
1,088.9	1,131.8	787.0	122.4	24.7
147.3	141.7	97.2	12.1	3.9
133.0	139.0	98.2	9.8	1.1
34.7	31.7	20.3	–	–
4.3	0.7	1.6	–	–
142.4	353.2	246.0	34.3	2.0
35.1	43.1	28.6	1.5	1.2
–	(1.1)	–	(0.7)	–
(0.9)	(1.8)	–	–	–
–	–	–	–	–
–	–	–	–	5.1
–	–	–	–	(5.2)
108.2	313.0	217.4	33.5	0.9
27.0	110.6	70.6	16.4	–
81.2	202.4	146.8	17.1	0.9
–	–	–	0.2	–
81.2	202.4	146.8	16.9	0.9
–	30.6	21.8	–	–
81.2	171.8	125.0	16.9	0.9
3.8	14.7	5.1	–	–
85.0	186.5	130.1	16.9	0.9
528.8	342.3	282.2	20.7	5.7
–	–	(70.0)	(0.2)	
613.8	528.8	342.3	37.4	6.6
1.51	3.82	3.01	1.03	0.08
1.48	3.73	2.91	1.00	–[1]
1.51	3.24	2.57	1.03	0.08
1.48	3.17	2.48	1.00	–[1]
1.58	3.52	2.67	1.03	0.08
1.55	3.44	2.58	1.00	–[1]

ADDITIONAL SELECTED FINANCIAL INFORMATION

Years ended December 31, ($ millions except per share amounts)	2004	2003	2002	2001	2000
Returns					
Return on sales [1]	10.7%	9.5%	5.2%	9.6%	10.0%
Return on assets [2]	7.3%	6.3%	3.2%	7.3%	7.5%
Return on equity [3]	12.3%	11.0%	5.7%	14.0%	13.4%
Financial Ratios					
Working capital	557.3	249.0	217.8	215.9	157.7
Current ratio	2.47	1.57	1.55	1.56	1.42
PP&E and intangibles	2,137.2	1,650.2	1,526.4	1,434.0	1,241.8
Total assets	3,850.8	2,938.6	2,775.7	2,651.4	2,387.9
Long-term debt	718.9	399.4	514.9	496.2	548.1
Shareholders' equity	2,321.7	1,745.3	1,533.0	1,416.0	1,206.8
Long-term debt to long-term debt plus equity	0.24	0.19	0.25	0.26	0.31
Interest coverage [4]	9.0	8.0	4.1	8.2	8.6
Other Financial Data					
Net capital expenditures excluding business acquisitions	252.6	290.5	239.5	340.7	180.5
EBITDA [5]	628.3	451.9	275.4	492.2	344.3
EBITDA – % of revenue	27.0%	23.8%	17.8%	27.4%	27.5%
Operating Earnings	424.5	281.5	142.4	353.2	246.1
Operating earnings – % of revenue	18.3%	14.8%	9.2%	19.6%	19.7%
Cash flow from operations [6]	448.0	258.4	199.2	432.2	236.9
Cash flow from operations per share ($)					
Basic	7.75	4.75	3.71	8.16	4.86
Diluted	7.65	4.67	3.63	7.97	4.7
Book value per share ($) [7]	38.19	31.82	28.35	26.63	23.08
Price earnings ratio [8]	17.6	17.1	32.2	11.7	21.1
Weighted average common shares outstanding (000's)	57,827	54,430	53,702	52,953	48,722

[1] *Return on sales was calculated by dividing earnings from continuing operations by total revenues.*

[2] *Return on assets was calculated by dividing net earnings by quarter average total assets.*

[3] *Return on equity was calculated by dividing net earnings by quarter average total shareholders' equity.*

[4] *Interest coverage was calculated by dividing operating earnings by net interest expense.*

[5] *Earnings before net interest, taxes, depreciation, amortization, non-controlling interest, dividend income, gain on disposal of investments and subsidiary, reduction in carrying amounts of investments and property, plant and equipment and discontinued operations. EBITDA is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, EBITDA is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions and prior to the impact of depreciation and amortization. Investors should be cautioned, however,that EBITDA should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.*

[6] *Cash flow from operations including discontinued operations.*

[7] *Book value per share was calculated by dividing shareholders' equity by common shares outstanding.*

[8] *Year end closing price divided by basic earnings per share.*

SHARE TRADING SUMMARY

THE TORONTO STOCK EXCHANGE

(in Canadian dollars)	High ($)	Low ($)	Close ($)	Volume of Shares	Value ($)
2004					
March 31	67.50	55.89	61.30	17,237,325	1,075,594,484
June 30	69.37	58.16	63.73	20,165,795	1,273,947,954
September 30	73.24	62.55	72.63	16,116,273	1,075,975,183
December 31	78.70	69.32	75.52	18,942,515	1,399,243,059
	78.70	55.89	75.52	72,461,908	4,824,760,679
2003					
March 31	56.68	47.75	49.28	17,767,381	911,709,933
June 30	54.78	45.30	50.82	18,503,264	935,497,293
September 30	55.73	48.62	51.04	14,606,446	757,572,958
December 31	58.74	50.11	56.75	14,681,330	786,325,972
	58.74	45.30	56.75	65,558,421	3,391,106,156
2002					
March 31	51.58	36.74	50.97	19,417,580	841,050,535
June 30	61.30	47.61	52.61	18,359,677	1,008,242,529
September 30	54.30	42.50	47.90	15,770,027	763,653,639
December 31	58.23	43.60	50.95	17,546,936	922,073,312
	61.30	36.74	50.95	71,094,220	3,535,020,015

THE NEW YORK STOCK EXCHANGE

(in U.S. dollars)	High ($)	Low ($)	Close ($)	Volume of Shares	Value ($)
2004					
March 31	50.50	43.30	46.58	11,895,100	562,422,262
June 30	51.30	42.30	48.01	14,534,400	672,015,006
September 30	57.75	46.88	57.50	15,411,400	789,945,011
December 31	66.19	55.85	62.80	18,826,400	1,139,188,768
	66.19	42.30	62.80	60,667,300	3,163,571,047
2003					
March 31	37.99	31.10	33.37	14,735,800	504,181,610
June 30	40.52	31.25	37.76	13,709,200	495,853,163
September 30	40.22	35.00	37.66	14,961,200	565,302,743
December 31	44.08	37.83	43.68	11,516,100	464,932,490
	44.08	31.10	43.68	54,922,300	2,030,270,006
2002					
March 31	32.35	23.10	31.96	15,502,400	419,853,448
June 30	39.24	30.00	34.74	17,441,600	616,795,917
September 30	35.00	26.66	30.10	18,290,300	560,468,184
December 31	37.45	27.38	32.54	19,727,900	665,228,176
	39.24	23.10	32.54	70,962,200	2,262,345,725

CORPORATE INFORMATION

HEAD OFFICE

PRECISION DRILLING CORPORATION
4200, 150 – 6th Avenue SW
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
www.precisiondrilling.com

DIRECTORS

W.C. (Mickey) Dunn
Robert J.S. Gibson
Patrick M. Murray
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins
See page 45 for biographies

OFFICERS

Hank B. Swartout
Chairman of the Board, President and Chief Executive Officer

Dale E. Tremblay
Senior Vice President Finance and Chief Financial Officer

Ian E. Kelly
Senior Vice President, International Drilling

John R. King
Senior Vice President, Energy Services

M.J. (Mick) McNulty
Senior Vice President, Operations Finance

R.T. (Bob) German
Vice President and Chief Accounting Officer

Jan M. Campbell
Corporate Secretary

LEAD BANK

ROYAL BANK OF CANADA
Calgary, Alberta

LEGAL COUNSEL

BORDEN LADNER GERVAIS LLP
Calgary, Alberta

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
New York, New York

AUDITOR

KPMG LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

COMPUTERSHARE TRUST COMPANY OF CANADA
Calgary, Alberta

TRANSFER POINT

COMPUTERSHARE TRUST COMPANY, INC.
New York, New York


ANNUAL SHARE TRADING VOLUMES ($ Millions)
100
80
60
40
20
0
2000
2001
2002
2003
2004
NYSE

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS
Common Shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbols PD and in addition, effective February 2, 2004, PD.U, and on the New York Stock Exchange under the trading symbol PDS.

VOTING RIGHTS
Common shareholders receive one vote for each Common Share held.

SHARE SPLIT
In 1997, Precision's Board of Directors authorized a two for one split of the Corporation's Common Shares. The record date for the split was September 30, 1997.

TRADING PROFILE
TORONTO (TSX: PD)
January 1, 2004 to December 31, 2004:
High: $78.70 Low $55.89
Volume Traded: 72,461,908

NEW YORK (NYSE: PDS)
January 1, 2004 to December 31, 2004:
High: US$66.19, Low US$42.30
Volume Traded: 60,667,300

TORONTO (TSX: PD.U)
February 2, 2004 to December 31, 2004:
High: US$66.00, Low US$42.75
Volume Traded: 64,300

CREDIT RATINGS
Standard & Poor's: BBB+
Dominion Bond Rating Service: BBB
Moody's Investor Services: Baa2

As a Precision Drilling Corporation shareholder you are invited to take advantage of shareholder services or to request more information about Precision.

ACCOUNT QUESTIONS
Our Transfer Agent can help you with a variety of shareholder related services, including:

- Change of address
- Lost share certificates
- Transfer of stock to another person
- Estate settlement

You can call our Transfer Agent toll free at: 1-888-267-6555

You can write them at:
COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Or you can email them at:
caregistryinfo@computershare.com

Shareholders of record who receive more than one copy of this annual report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision Common Shares through a brokerage firm can contact their broker to request consolidation of their accounts.

QUARTERLY UPDATES
If you would like to receive interim reports but are not a registered shareholder, please write or call us with your name and address. To receive our news releases by fax, please forward your fax number to us.

ONLINE INFORMATION
To receive our news releases by email, or to view this annual report, please visit our website at www.precisiondrilling.com and refer to the Investor Relations section.

PUBLISHED INFORMATION
If you wish to receive copies of the 2004 Annual Information Form as filed with the Canadian securities commissions and as filed under Form 40-F with the United States Securities and Exchange Commission, or additional copies of this annual report, please contact:

Corporate Secretary
Precision Drilling Corporation
4200, 150 – 6th Avenue SW
Calgary, Alberta T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251

ESTIMATED INTERIM RELEASE DATE
2005 First Quarter – April 28, 2005
2005 Second Quarter – July 28, 2005
2005 Third Quarter – October 27, 2005

GLOSSARY

Borehole – Also known as the wellbore, this is the hole made by the drill bit, including the open or uncased part of the well.

Cased hole – The part of the wellbore which has been protected by metal casing to prevent fluid, pressure, and stability problems.

Coil tubing – A long continuous length of pipe wound on to a spool. The pipe is straightened prior to pushing into a wellbore and recoiled to spool the pipe back onto the transport and storage spool.

Completion – The process of assembling downhole tubing and equipment to finish a well so that it can safely produce oil and gas.

Controlled Pressure Drilling® (CPD®) – Drilling with a bottom hole pressure less than, equal to or over reservoir pressure.

Directional Drilling (DD) – The use of equipment and engineering to intentionally change the angle of a wellbore so that drilling efficiency can be enhanced or formations or obstructions can be circumvented in order to reach the pay zone.

Drill string – Comprised of a string of tools, including the drill pipe, bottom hole assembly and any other tools needed to make the drill bit rotate at the bottom of the wellbore.

Electromagnetic (EM) telemetry – A downhole data communication method which uses the transmission of electromagnetic signals along the drill string to surface where the data is decoded by a surface transceiver.

Gamma Ray logging (GR) – Measures the naturally occurring radiation in formations. Primarily used to differentiate types of lithology.

Heavy oil – A viscous oil with an American Petroleum Index (API) gravity of less than 22.3 degrees.

Oilsands – Any consolidated or unconsolidated rock that contains a hydrocarbon material with a gas-free viscosity, measured at reservoir temperature, greater than 10,000 mPa, or that contains a hydrocarbon material that is extractable from the mined or quarried rock.

Horizontal drilling – Directional drilling technique where the wellbore inclination approaches or exceeds 90 degrees from vertical.

Logging-While-Drilling (LWD) technology – Uses downhole tools to measure formation properties in real time while the well is being drilled. Properties measured include formation resistivity, porosity and density.

Measurement-While-Drilling (MWD) technology – Uses downhole tools to measure wellbore properties in real time while the well is being drilled. Properties measured include wellbore inclination and azimuth, downhole pressure, temperature drillstring vibration and shock.

Multi-Frequency Resistivity (MFR) – A logging-while-drilling tool that uses multiple frequencies to accurately determine resistivity measurements in many different mud and formation types.

Open hole – The part of a well that is not cased. This can be the complete wellbore immediately after the well is drilled, or the section of the wellbore that occurs below the casing after completion.

Rotary Steerable System (RSS) – A tool designed for directional drilling that allows wellbore direction to be controlled while drilling with continuous rotation of the drill string from surface.

RBOP® – Rotating Blowout Preventer

Slickline – A thin non-electric cable used for selective placement and retrieval of wellbore hardware and tools.

Snubbing – A procedure for moving drill pipe or tubing in and out of a wellbore while the well is under pressure.

Steam Assisted Gravity Drainage (SAGD) – A technique used to extract heavy oils which involves the injection of steam into the producing zone, creating a high-temperature steam chamber in the formation. The injected heat decreases the viscosity of the thick crude and allows it to flow more freely, with gravity's assistance, to the horizontal production well often located below the injector.

Underbalanced Drilling (UBD) – When the hydrostatic head of a drilling fluid is intentionally designed to create a bottom hole pressure lower than the formation being drilled. The hydrostatic head of the drilling fluid may be naturally less than the formation pressure or it can be induced. The induced state may be created by adding natural gas, nitrogen or air to the liquid phase of the drilling fluid. Whether induced or natural this may result in an influx of formation fluids which must be circulated from the well and controlled at surface.

Well testing – Using specialized equipment and procedures to obtain essential information about oil and gas wells after the drilling process is complete. Typical information derived may include reservoir performance, reservoir pressure, reserves, damage, permeability, porosity, and formation fluid composition.

Wireline – Single-strand or multi-strand cable used to lower evaluation tools into the borehole and to transmit data.

TRADEMARKS used in this annual report

Compact™
Controlled Pressure Drilling® (CPD®)
EMpulse™
Hostile Environment Logging (HEL™)
PrecisionLWD™
RBOP®
Revolution®
SuperLance™
Super Single® Light
Super Single® rig
Target Zero™